SHEARMAN & STERLING LLP

FAX (39) 06 697 679 300
www.shearman.com

WRITER'S DIRECT NUMBER:

00 39 06 697 679 210

VIA BORGOGNONA 47

00187 ROMA

(39) 06 697 6791

ABU DHABI
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WASHINGTON, D.C.

June 24, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: IT Holding S.p.A.
Information Furnished Pursuant to Rule 12g3-2(b) Under the
Securities Exchange Act of 1934
File No. 82-4728

Dear Sir or Madam:

On behalf of IT Holding S.p.A. ("IT Holding") and pursuant to Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended, please find enclosed a list of the documents that IT Holding has made public or filed with the relevant Italian public authorities since July 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Rome at (011-39-06-697-679-210) should you have any questions.

Very truly yours,

Domenico Fanuele

Attachments

cc: Giovanni Paese
IT Holding

7/7

IT HOLDING

Financial Statements

2003 Half Year Report;

2003 Third Quarter Report;

2003 Annual Report;

2004 First Quarter Report.

Press Releases

Press Release dated September 11, 2003 (announcement of 2003 First Half Results);

Press Release dated November 12, 2003 (announcement of 2003 9-Month Results);

Press Release dated January 22, 2004 (announcement of ITF sale);

Press Release dated March 29, 2004 (announcement of 2003 Consolidated Results)

Press Release dated April 27, 2004 (announcement of Romeo Gigli sale);

Press Release dated April 30, 2004 (announcement of Gentryportofino sale).

IT HOLDING

GIANFRANCO FERRE

ROMEO GIGLI

exte

malo

gentryportofino

licenze

D&G DOLCE & GABBANA

VERSACE JEANS COUTURE

VERSUS VERSACE

JUST cavalli

IT HOLDING GROUP ANNOUNCES ITS 2003 FIRST HALF RESULTS

- **CONSOLIDATED NET REVENUES UP 2.0% TO € 318,9 MILLION (UP 8.0% ON A LIKE-FOR-LIKE BASIS AND AT CONSTANT EXCHANGE RATES)**
- **GROSS PROFIT UP 11.7% TO € 211.3 MILLION**
- **EBITDA UP 16.0% TO € 39.9 MILLION**
- **EBITA[1] UP 17.9% TO € 26.3 MILLION**

Milan, Italy, September 11, *2003*: IT Holding S.p.A., active in the luxury goods sector and listed on the Milan Stock Exchange since 1997, today announced that consolidated net revenues in the six months ended June 30, 2003 totaled € 318.9 million, up 2.0% on the € 312.8 million of the first half of the previous year. The growth in net revenues would have reached 8.0% at constant exchange rates and not consolidating 1H02 revenues from the ready-to-wear and accessories collections of Romeo Gigli, Gigli, and Husky, licensed to third parties as consolidated revenues in the first half of 2002.

The Group recorded EBITDA of € 39.9 million, up 16.0% on the first six months of 2002, and, taken as a percentage of net sales, up 12.5% (1H02: 11.0%). The increase in operating efficiency and a better mix of products sold by the Group contributed to this growth.

EBITA[1] came in at € 26.3 million, or 8.2% of net sales, up 17.9% on the first half of the previous year.

Pre-tax income in the first half of 2003 was € 1.3 million from € 4.6 million in the corresponding period of 2002, following increased financial charges due to the June 2002 acquisition of Gianfranco Ferré S.p.A.. Pre-tax income, adjusted for goodwill amortization, was € 10.3 million

Revenues from the Ferré brand account for € 58.1 million of consolidated revenues in the first half of 2003, up 3.2% on the first half of the previous year. In addition, the brand generated approximately € 60.0 million in net revenues through third party licensing.

(1) Earnings before goodwill and trademark amortization, interest, and taxes; operating result added to the amortization of trademarks and goodwill. This represents an index used when analyzing the luxury goods sector to compare the profitability of companies that have grown also through a process of trademark acquisitions (multi-brand enterprises), with other single-brand companies.

Tonino Perna, Chairman and Chief Executive Officer of the IT Holding Group, has expressed his satisfaction with the results achieved, especially despite difficult macroeconomic obstacles. "The first half of 2003," he announced, "has been a positive period for the Group, in terms of an increase in both sales and profitability. The Group's performance proves especially good considering the costs incurred to acquire and integrate Gianfranco Ferré S.p.A.. I am confident that the Group has everything in place to record for the whole year the percentage growth in revenues reported in the January-June 2003 period."

IT Holding Group

Exhibit 1. Net Revenues by Division

	(In millions of Euros)				
	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
RTW and accessories	276.2	86.6	268.3	85.8	2.9
Eyewear	29.1	9.1	34.1	10.9	(14.7)
Perfumes	6.9	2.2	3.7	1.2	86.5
Royalty income	9.5	3.0	9.7	3.1	(2.1)
Interdivisional	(2.8)	n/m	(3.0)	n/m	(6.7)
Ricavi netti	318.9	100.0	312.8	100.0	2.0

n/m: not meaningful

Net revenues generated by the ready-to-wear and accessories division performed especially well during the first half of 2003, showing growth of 2.9%. At June 30, 2003, this division accounted for 86.6% of consolidated revenues.

Eyewear revenues, which made up for 9.1% of consolidated net revenues at the end of June 2003, decreased 14.7% during the first six months of 2003, due to a slump throughout the entire industry.

Revenues from perfumes rose to € 6.9 million.

Exhibit 2. Net Revenues by Region

	(In millions of Euros)				
	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Italy	126.4	39.6	128.4	41.0	(1.6)
Europe *	115.8	36.3	105.8	33.8	9.5
Americas	36.3	11.4	38.8	12.4	(6.4)
Rest of the world	33.3	10.4	32.5	10.4	2.5
Royalty income	7.1	2.2	7.3	2.3	(2.7)
Net revenues	318.9	100.0	312.8	100.0	2.0

* excluding Italy

Once again, Italy is the leading market for the Group's products, with a 39.6% slice of consolidated net revenues. The 1.6% decrease on the first half of the previous year is mainly due to the loss of net revenues following the licensing of the Romeo Gigli, Gigli, and Husky collections. The 9.5% increase in revenues in other European countries is significant. At June 30, 2003, these accounted for 36.3% of consolidated net revenues. Revenues on the U.S. market fell 6.4% versus the first half of 2002, accounting for 11.4% of overall group revenues during the first six months of the year. Revenues in Asian markets and through the rest of the world performed well, up 2.5% on the first six months of 2002. At June 30, 2003 these regions made up for 10.4% of consolidated revenues.

Exhibit 3. Net Revenues by Distribution Channel

	(Milioni di euro)				
	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Wholesale	292.4	91.7	285.8	91.4	2.3
Retail	19.4	6.1	19.7	6.3	(1.5)
Royalty income	7.1	2.2	7.3	2.3	(2.7)
Net revenues	318.9	100.0	312.8	100.0	2.0

n/m: not meaningful

Revenues from franchised boutiques and independent customers showed overall growth of 2.3% on the previous period, making up for 91.7% of consolidated revenues in the first half of 2003.
Revenues generated by the retail network remained fairly steady versus the first half of 2002, at € 19.4 million. They made up for 6.1% of consolidated revenues and were negatively influenced by closing periods of some DOS for refurbishment, following to Ferré strategic plan actions.

Results of Operations

While consolidated net revenues rose 2.0% on the previous year, EBITDA reached € 39.9 million, up 16.0%. The more than 2% improvement in EBITDA margin is mainly due to increased operating efficiency and a better product mix.

Even more striking is the growth in EBITA, which climbed 17,9% on the previous year. Following financial charges of € 17.9 million, versus € 10.4 million in the first half of the previous year, pre-tax income slipped to € 1.3 million from € 4.6 million. The increase in financial charges is primarily due to the € 200.0 million bond issued in May 2002, which financed the acquisition of Gianfranco Ferré S.p.A..

During the period, capital expenditure totaled € 25.8 million, with € 23.1 million going towards intangible assets and € 2.7 million to tangible assets. This capex is mainly due to the implementation of the strategic plan for the Ferré Group and the launch of new fragrances and eyewear.

Consolidated net bank debt at June 30, 2003 amounted to € 120.3 million, up from € 98.2 million at December 31, 2002. This is essentially due to Ferré action plans, which will be showing their effects starting from the spring/summer 2004 season, and the seasonal nature of sales in luxury goods industry. The € 200.0 million bond issue should be added to net bank debt.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM; Level I ADR, NASD: ITHJY US Cusip: 450473202). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear and accessories, eyewear and perfumes) under fully owned brands – Gianfranco Ferré, Malo, Extè, Try Ultralight, Romeo Gigli and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Costume National; John Richmond, Vivienne Westwood, Les Copains, Anna Sui Vision, ZeroRH+, and Desil Gold Filled (eyewear only). Through ITF S.p.A., the IT Holding Group distributes perfumes under owned brands – Gianfranco Ferré and Romeo Gigli – as well as under license agreements - Roberto Cavalli - and distributes Gai Mattiolo perfumes (worldwide), Salvatore Ferragamo and Emanuel Ungaro perfumes (in Italy). IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in major world capitals.

www.itholding.com

For media inquiries:

Claudia Di Palma
IT Holding Comunicazione
Tel. +39 02763033.1
Cell. +39 3483709493
claudia_di_palma@itholding.it

For financial media inquiries:

Federico Steiner
Cell. +39 335424278
Niccolò Moschini
Cell. +39 3473355398
Barabino & Partners S.p.A.
Tel. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For analysts' and investors' inquiries:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Tel. +39 02763039.1
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

IT Holding Group

Exhibit 4. Statements of Income
(subject to limited review)

	(Milioni di euro)				
	30/06/2003	**% sui ricavi netti**	**30/06/2002**	**% sui ricavi netti**	**variazione %**
Net revenues	**318.9**	**100.0**	**312.8**	**100.0**	**2.0**
of which royalty income	7.1	2.2	7.3	n.s.	-
Cost of goods sold	(107.6)	33.7	(123.7)	39.5	(13.0)
Gross profit	**211.3**	**66.3**	**189.1**	**60.5**	**11.7**
SG&A	(171.4)	53.7	(154.7)	49.5	10.8
EBITDA	**39.9**	**12.5**	**34.4**	**11.0**	**16.0**
Amortization/depreciation	(13.6)	4.3	(12.1)	3.9	12.4
EBITA (1)	**26.3**	**8.2**	**22.3**	**7.1**	**17.9**
Goodwill and trademark amortization	(9.0)	2.8	(8.4)	2.7	7.1
EBIT	**17.3**	**5.4**	**13.9**	**4.4**	**24.5**
Financial income (charges)	(17.9)	5.6	(10.4)	3.3	72.1
Extraordinary income (charges)	1.6	n/m	0.2	n.s.	n.s.
Profit before minority interests	**1.0**	n/m	**3.7**	**n/m**	**n/m**
Minority interests	(0.3)	n/m	(0.9)	n/m	n/m
Pre-tax income	1.3	n/m	4.6	1.5	(71.7)
Adjusted pre-tax income(2)	10.3	3.2	13.0	4.2	(20.8)

n/m: not meaningful

(1) Earnings before goodwill and trademark amortization, interest, and taxes; operating result added to the amortization of trademarks and goodwill. This represents an index used when analyzing the luxury goods sector to compare the profitability of companies that have grown also through a process of trademark acquisitions (multi-brand enterprises), with other single-brand companies.
(2) Adjusted for goodwill and trademark amortization.

IT Holding Group

Exhibit 5. Financial positions
(subject to limited review)

	(Milioni di euro)	
	06/30/2003	**12/31/2002**
Intangible assets	334.9	329.7
Tangible assets	53.2	55.1
Long-term financial assets	34.7	22.0
FIXED ASSETS	**422.8**	**406.8**
Inventories	171.9	145.1
Accounts receivable	86.6	125.1
Accounts payable	(165.1)	(162.5)
Other net assets (liabilities)	66.8	45.6
NET WORKING CAPITAL	**160.2**	**153.3**
SEVERANCE PAY FUND	**(14.8)**	**(14.2)**
NET INVESTED CAPITAL	568.2	545.9
Financed by:		
Short term financial payables	56.5	53.8
Medium term financial payables	290.3	291.4
Cash and cash equivalents	(26.5)	(47.0)
NET FINANCIAL DEBT	**320.3**	**298.2**
SHAREHOLDERS' EQUITY (including minority int.)	**247.9**	**247.7**
SOURCES OF FINANCING	568.2	545.9

IT HOLDING

GIANFRANCO FERRE

ROMEO GIGLI

exte

malo

gentryportofino

licenze

D&G

VERSACE JEANS COUTURE

VERSUS

JUST cavalli

IT HOLDING GROUP APPROVED ITS 9M03 RESULTS TODAY:

- **CONSOLIDATED NET REVENUES UP 2.8% TO € 520.9 MILLION (UP 8.0% ON A LIKE-FOR-LIKE AND CONSTANT EXCHANGE RATES BASES)**
- **GROSS PROFIT UP 7.7% TO € 322.8 MILLION**
- **EBITDA UP 2.8% TO € 63.4 MILLION**
- **FERRÉ BRAND NET REVENUES UP 7.7% TO € 89.0 MILLION (PLUS € 90 MILLION FROM THIRD PARTY LICENSEES)**

Milan, Italy, November 12, 2003: IT Holding S.p.A., a leading company in the luxury goods sector and listed on the Milan Stock Exchange since 1997, approved its consolidated results for the nine months ended September 30, 2003 today.

Consolidated net revenues rose 2.8% to € 520.9 million from € 506.6 million in the first three quarters of 2003.
The growth in net revenues would have been approximately 8.0% at constant exchange rates and had revenues from the ready-to-wear and accessories collection of Romeo Gigli, Gigli, and Husky, licensed to third parties, not been consolidated in the first nine months of 2002.

EBITDA also showed growth, rising 2.8% to € 63.4 million and coming in at 12.2% as a percentage of net sales. This is despite increased advertising expenses, which increased 30.0% to € 30.1 million.

EBITA[1] amounted to € 42.5 million, or 8.2% of net sales, for the most part in line with the € 43.5 million of the first three quarters of 2002.

Consolidated by the IT Holding Group, revenues from the Ferré brand, reached € 89.0 million in the first nine months of the year, up 7.7% on the same period in 2002. In addition, the brand generated approximately € 90.0 million in net revenues through third party licensing.

(1) Earnings before goodwill and trademark amortization, interest, and taxes; operating result before the amortization of trademarks and goodwill. This represents an index used when analyzing the luxury goods sector to compare the profitability of companies that have grown also through a process of trademark acquisitions (multi-brand enterprises), with other single-brand companies.

Tonino Perna, Chairman and Chief Executive Officer of the IT Holding Group, has said of these exceptional results, "In such a difficult situation, both in terms of the macroeconomic downturn and the current hardships within the luxury goods sector, these figures bear witness to how the Group's strong structure provides a solid base to face the current economic cycle. We are confirming our goals of achieving growth in consolidated revenues, in line with the results of the nine months of 2003."

IT Holding Group

Exhibit 1. Net Revenues by Division

	(In millions of Euros)				
	09/30/2003 (nine months)	% of net revenues	09/30/2003 (nine months)	% of net revenues	% Increase (Decrease)
Ready-to-wear and accessories	462.7	88.8	443.9	87.6	4.2
Eyewear	37.2	7.1	45.3	8.9	(17.9)
Perfumes	15.2	2.9	7.5	1.5	102.7
Royalty income	9.6	1.8	13.3	2.6	(27.8)
Interdivisional	(3.8)	n/m	(3.4)	n/m	11.8
Net revenues	520.9	100.0	506.6	100.0	2.8

n/m not meaningful

Net revenues generated by the ready-to-wear and accessories division continued to perform well, showing growth of 4.2% and accounting for 88.8% of total consolidated net revenues despite unfavorable exchange rate trends and the change in the consolidation area.

Although it only began generating revenues in 2002, the perfume division reached € 15.2 million in the first three quarters of the year, also following the success of the Roberto Cavalli and Romeo Gigli women's fragrances and Roberto Cavalli Man fragrance.

Exhibit 2. Net Revenues by Region

	(In millions of Euros)				
	09/30/2003 (nine months)	% of net revenues	09/30/2003 (nine months)	% of net revenues	% Increase (Decrease)
Italy	214.3	41.1	203.6	40.2	5.3
Europe*	184.9	35.5	171.4	33.8	7.9
Americas	58.0	11.1	58.2	11.5	n/m
Far East and Japan	37.4	7.2	41.8	8.3	(10.5)
Rest of the world	16.7	3.2	18.2	3.6	(8.2)
Royalty income	9.6	1.8	13.3	2.6	n/m
Net revenues	520.9	100.0	506.5	100.0	2.8

*excluding Italy

n/m not meaningful

The Italian market grew 5.2% to € 214.3 million, with a 41.1% slice of consolidated net revenues. Net revenues in Europe rose as well, by 7.9% to € 184.9 million, while the Americas remained substantially in line with the first nine months of the previous year, at € 58.0 million, or 11.1% of consolidated net revenues. Net sales in Far East and Japan were down 10.5% to € 37,4 million, mainly due to the change for Gianfranco Ferré local distribution partner.

Exhibit 3. Net Revenues by Distribution Channel

	(In millions of Euros)				
	09/30/2003 (nine months)	% of net revenues	09/30/2003 (nine months)	% of net revenues	% Increase (Decrease)
Wholesale	479.2	92.0	462.1	91.2	3.7
Retail	32.1	6.2	31.2	6.2	2.9
Royalty income	9.6	1.8	13.3	2.6	(27.8)
Net revenues	520.9	100.0	506.6	100.0	2.8

Franchised boutiques and independent customers remained the IT Holding Group's primary sales channel, generating revenues of € 479.2 million, up 3.7% to account for 92.0% of consolidated net revenues.

Revenues generated by the retail network, comprising 33 directly operated stores and six factory outlets at September 30, 2003, totaled € 32.1 million, showing growth of 2.8% on the nine months ended September 30, 2002, despite the temporary closure of a handful of Gianfranco Ferré boutiques for renovation.

Results of Operations

While consolidated net revenues rose 2.8% compared to the first three quarters of 2003, EBITDA soared 7.7% to € 322.8 million, thanks to increased production efficiency and a better sales mix.

EBITDA grew in proportion to consolidated net revenues, rising 2.8% to € 63.4 million and staying steady at 12.2% of consolidated net revenues. In absolute terms, the improvement was mainly due to increased efficiency in sample costs, which offset the higher advertising expenses.

Especially following substantial advertisement expenses, EBITA showed a slight dip of 2.1% to € 42.5 million from the € 43.5 million of the same period of 2002.

Pre-tax profit for the first three quarters of 2003, gross of the amortization of goodwill, amounted to € 14.9 million, down on the same period of the previous year. This drop was due to the increase in financial charges (about € 5 million) – out of proportion with the change in the Group's financial position – specifically following the start-up stage of the securitization transaction in July 2003.

During the period, capital expenditure totaled € 32.0 million, with € 27.4 million going towards intangible assets and € 4.6 million to tangible assets. This capex is mainly due to the implementation of the strategic plan for the Ferré Group and the launch of the new fragrances and eyewear.

Consolidated net bank debt at September 30, 2003 amounted to € 155.1 million, up from € 98.2 million at December 31, 2002. This is essentially due to the strategic plan for Ferré, which was set in motion during the period and whose effects will not be seen until Spring/Summer 2004, and to the seasonal nature of sales in the luxury goods industry. Consequently, at the end of September, bank debt reaches a higher value and decreases during the last quarter. In addition, the Group has a € 200.0 million bond outstanding.
As a whole, the expected year-end net financial debt is not far from the figure at December 31, 2002.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM; Level I ADR, NASD: ITHJY US Cusip: 450473202). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear and accessories, eyewear and perfumes) under fully owned brands – Gianfranco Ferré, Malo, Extè, Try Ultralight, Romeo Gigli and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Costume National; John Richmond, Vivienne Westwood, Les Copains, Anna Sui Vision, ZeroRH+, and Desil Gold Filled (eyewear only). Through ITF S.p.A., the IT Holding Group distributes perfumes under owned brands – Gianfranco Ferré and Romeo Gigli – as well as under license agreements - Roberto Cavalli - and distributes Gai Mattiolo perfumes (worldwide), Salvatore Ferragamo and Emanuel Ungaro perfumes (in Italy). IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in major world capitals.

www.itholding.com

For media inquiries:

Claudia Di Palma
IT Holding Comunicazione
Tel. +39 02763033.1
Cell. +39 3483709493
claudia_di_palma@itholding.it

For financial media inquiries:

Federico Steiner
Cell. +39 335424278
Niccolò Moschini
Cell. +39 3473355398
Barabino & Partners S.p.A.
Tel. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For analysts' and investors' inquiries:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Tel. +39 02763039.1
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

IT Holding Group

Exhibit 4. Statements of Income
(unaudited)

	(In millions of Euros)				
	09/30/2003	% of net revenues	09/30/2003	% of net revenues	% Increase (Decrease)
Net revenues	**520.9**	**100.0**	**506.6**	**100.0**	**2.8**
of which royalty income	9.6	1.8	13.3	2.6	(27.8)
Cost of goods sold	(198.1)	38.0	(207.0)	40.9	(4.3)
Gross profit	**322.8**	**62.0**	**299.6**	**59.1**	**7.7**
SG&A	(259.4)	49.8	(237.9)	47.0	9.0
EBITDA	**63.4**	**12.2**	**61.7**	**12.2**	**2.8**
Amortization/depreciation	(20.9)	4.0	(18.2)	3.6	14.8
EBITA (1)	**42.5**	**8.2**	**43.5**	**8.6**	**(2.3)**
Goodwill and trademark amortization	(13.4)	2.6	(12.8)	2.5	4.7
EBIT	**29.1**	**5.6**	**30.7**	**6.1**	**(5.2)**
Financial income (charges)	(28.7)	5.5	(15.3)	3.0	87.6
Extraordinary income (charges)	0.6	n/m	(3.3)	n/m	n/m
Profit before minority interests	**1.0**	**n/m**	**12.1**	**2.4**	**n/m**
Minority interests	0.5	n/m	1.2	n.s.	n/m
Pre-tax profit	1.5	n.s.	13.3	2.6	(88.7)
Adjusted pre-tax profit (2)	14.9	2.9	26.1	5.2	(42.9)

n/m: not meaningful

(1) Earnings before goodwill and trademark amortization, interest, and taxes; operating result before the amortization of trademarks and goodwill. This represents an index used when analyzing the luxury goods sector to compare the profitability of companies that have grown also through a process of trademark acquisitions (multi-brand enterprises), with other single-brand companies.
(2) Adjusted for goodwill and trademark amortization.

IT Holding Group

Exhibit 5. Financial positions
(unaudited)

	(In millions of Euros)		
	09/30/2003	**12/31/2002**	**06/30/2003**
Intangible assets	329.7	329.7	334.9
Tangible assets	52.7	55.1	53.2
Long-term financial assets	29.9	22.0	34.7
FIXED ASSETS	**412.3**	**406.8**	**422.8**
Inventories	149.6	145.1	171.9
Accounts receivable	152.8	125.1	86.6
Accounts payable	(165.2)	(162.5)	(165.1)
Other net assets (liabilities)	68.2	45.6	66.8
NET WORKING CAPITAL	**205.4**	**153.3**	**160.2**
SEVERANCE PAY FUND	**(14.9)**	**(14.2)**	**(14.8)**
NET INVESTED CAPITAL	602.8	545.9	568.2
Financed by:			
Short-term financial payables	88.4	53.8	56.5
Medium-term financial payables	287.0	291.4	290.3
Cash and cash equivalents	(20.3)	(47.0)	(26.5)
NET FINANCIAL DEBT	**355.1**	**298.2**	**320.3**
SHAREHOLDERS' EQUITY (including minority int.)	**247.7**	**247.7**	**247.9**
SOURCES OF FINANCING	602.8	545.9	568.2

IT HOLDING

GIANFRANCO FERRE

ROMEO GIGLI

exte

malo

gentryportofino

licenze

D&G

VERSACE JEANS COUTURE

VERSUS

JUST cavalli

IT HOLDING GROUP FOCUSES ON CORE BUSINESS: SOLD ITS STAKE IN ITF TO SHAREHOLDER ROBERTO MARTONE

Milan, Italy, January 22, 2004: IT Holding S.p.A. reached an agreement to sell its 90% investment in Ibex S.p.A., to Roberto Martone. Ibex controls ITF S.p.A., a company set up in September 2001 together with Roberto Martone to develop and distribute perfumes and cosmetic products of IT Holding Group. The deal was executed on the basis of an evaluation of € 35 million for the total (100%) equity value of Ibex S.p.A., thus excluding net financial position.

For IT Holding, active in the luxury goods sector, this transaction is in line with its strategy of focusing on its core business: the development of clothing and accessories collections for its owned - Gianfranco Ferré, Malo, Extè, and Romeo Gigli - and licensed brands - D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, and C'N'C Costume National.

Roberto Martone, long-time entrepreneur in the high-end perfume sector and president of ICR Industrie Cosmetiche Riunite S.p.A., is acquiring ITF S.p.A. to significantly strengthen his group's competitive edge, combining the productive know-how of ICR with the distributive expertise of ITF.

ICR has over 400 workers, offering production and international logistics services for ITF licensed brands and to such prestigious clients as Bulgari Parfums, Ferragamo Parfums, Emanuel Ungaro Parfums, and Versace Profumi.

In 2003, ICR generated revenues of roughly € 45 million, up on the € 37 million of the previous year and Roberto Martone's group forecasts reaching revenues of around € 85 million in 2004, thanks to the integration of ITF S.p.A..

"Collaborating with Roberto Martone has been such a positive experience in so many different ways," said Tonino Perna. "ITF is a fine, successful initiative that has opened up doors for us to the perfume business alongside an exceptional partner, developing fragrances that have met with great acclaim, Roberto Cavalli women's and men's perfumes in September 2002 and September 2003, *Essence d'Eau*, the fragrance Gianfranco Ferré launched in September 2003, to name a few".

Perna concluded by saying, "I am confident that the Roberto Martone Group will maximize the potential of our brand perfumes (Gianfranco Ferré, Romeo Gigli, Extè, and Malo), so much so that we have signed a license agreement for another 25 years."

"Working with the IT Holding Group and with Mr. Perna," added Roberto Martone, "has given ICR and me the chance to apply our experience and know-how in this field to brands of undisputed value. I strongly believe that ITF will be able to capitalize on the success of its first few years of business, also thanks to the worldwide licenses for Roberto Cavalli and Gai Mattiolo perfumes, and the distribution in Italy of Salvatore Ferragamo and Emanuel Ungaro perfumes."

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM; Level I ADR, NASD: ITHJY US Cusip: 450473202). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, accessories, and eyewear) under fully owned brands – Gianfranco Ferré, Malo, Extè, Try Ultralight, Romeo Gigli, and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Costume National; John Richmond, Vivienne Westwood, Les Copains, Anna Sui Vision, ZeroRH+, and Desil Gold Filled (eyewear only).

www.itholding.com

ICR S.p.A.

ICR S.p.A. (Industrie Cosmetiche Riunite) is a leading player in the high-end perfume sector, offering product development, research laboratory, production, packaging, and logistics services for all ITF licensed brands (Gianfranco Ferré, Romeo Gigli, Extè, Roberto Cavalli, and Gai Mattiolo). Furthermore, it operates under long-term production and logistics contracts with such prestigious clients as Bulgari Parfums, Ferragamo Parfums, Emanuel Ungaro Parfums, and Versace Profumi. In the next five years, production will grow from 50 million to 80 million items. ICR employs more than 400 workers in its Lodi site, which covers a surface area of 43,000 square meters, including the new automated warehouse for finished product stocking and transport.

www.icrcosmetics.com

For media inquiries:

Claudia Di Palma
IT Holding Communications
Tel. +39 02763033.1
Cell. +39 3483709493
claudia_di_palma@itholding.it

For financial media inquiries:

Federico Steiner
Cell. +39 335424278
Niccolò Moschini
Cell. +39 3473355398
Barabino & Partners S.p.A
Tel. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For investors' and analysts' inquiries:

Giovanni Paese
IT Holding S.p.A.
Tel. +39 02763039.1
Cell. +39 3480825140
giovanni_paese@itholding.it

For ICR:

Laura Pecora
Magna Pars External Affairs
Tel. +39 0289401384
Cell. +39 3355219660
lpecora@magnapars.it

IT HOLDING GROUP SELLS ROMEO GIGLI BRAND BUT HOLDS ON TO LICENSES FOR FRAGRANCES, EYEWEAR, AND WATCHES.

Milan, Italy, April 27, 2004: The IT Holding Group finalized today the sale of the controlling stake of Romeo Gigli brand, through Gigli S.p.A., to a company controlled, directly or indirectly, by Mr. Pierluigi Mancinelli. Mr. Mancinelli is the controlling shareholder of Fratelli Prandina S.p.A., company active in menswear, located in Schio (VI), Italy.

After the sale the IT Holding Group will keep the 10-year licenses for Romeo Gigli perfumes (produced and distributed by Roberto Martone's ITF), eyewear (through the subsidiary Allison), and watches, without any royalty payment. IT Holding Group can renew these license agreements for other ten years.

"The dismissal of Romeo Gigli is consistent with our focus on strategic businesses with high potentialities" commented Tonino Perna, Chairman and CEO of IT Holding Group.

****

I
T Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM; Level I ADR, NASD: ITHJY US Cusip: 450473202). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, accessories, and eyewear) under fully owned brands – Gianfranco Ferré, GF Ferré, Malo, Extè, Try Ultralight, and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, C'N'C Costume National; John Richmond, Vivienne Westwood, Les Copains, Anna Sui Vision, ZeroRH+, and Desil Gold Filled (eyewear only).

www.itholding.com

For media inquiries:

Claudia Di Palma
IT Holding Comunicazione
Tel. +39 02763033.1
Cell. +39 3483709493
claudia_di_palma@itholding.it

For financial media inquiries:

Federico Steiner
Cell. +39 335424278
Niccolò Moschini
Cell. +39 3473355398
Barabino & Partners S.p.A.
Tel. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For investors' and analysts' inquires:

Giovanni Paese
IT Holding S.p.A.
Tel. +39 02763039.1
Cell. +39 3480825140
giovanni_paese@itholding.it

IT HOLDING

GIANFRANCO FERRE

GF FERRÉ

ROMEO GIGLI

exte

malo

gentryportofino

licenze

D&G DOLCE & GABBANA

VERSACE JEANS COUTURE

VERSUS VERSACE

JUST cavalli

C'N'C COSTUME NATIONAL

ON MARCH 29, 2004, IT HOLDING GROUP BOUGHT BACK EURO 25 MILLION (12.5%) OF THE FERRÉ BOND (MATURITY 2005)

THE BOD APPROVED 2003 CONSOLIDATED RESULTS

Milan, Italy, March 29, 2004: IT Holding bought back Euro 25.0 million of the Ferré bond, maturing in 2005 - said Tonino Perna, Chairman of IT Holding S.p.A. - during today's Board meeting that approved the 2003 consolidated results of the Group. IT Holding will cancel the securities for a total face value of Euro 25.0 million.

During 2003, while IT Holding Group enjoyed an increase in revenues and gross profit and stability in EBITDA, it also wrote off some minor brands and other intangible assets for Euro 56.5 million, following to the strategy of focusing on core activities, which have high cash generative profiles and growth perspectives.

Consolidated net revenues were up 2.0% to Euro 668.2 million on the Euro 655.3 million of 2002. The growth in net revenues would have reached roughly 6.4% at constant exchange rates and not consolidating 2002 revenues from the ready-to-wear and accessories collections of Romeo Gigli, Gigli, and Husky, subsequently licensed to third parties.

The Group closed the year with consolidated EBITDA of Euro 72.4 million, down 4.4% on the Euro 75.7 million of 2002 mainly due to unfavorable exchange rate trends and increased advertising expenditure of Euro 44.1 million, which accounted for 6.6% of revenues (2002: Euro 28.8 million, 4.4% of revenues).

EBITA[1] totaled Euro 42.2 million, or 6.3% as a percentage of net revenues, (2002: Euro 50.0 million), following increased amortization due to the Ferré brand development plan.

The net loss for the year of Euro 72.8 million (2002: net income of Euro 5.1 million) was heavily influenced by the Group's decision to write off a portion of intangible assets in the financial statements. Not considering total amortization/depreciation of Euro 104.3 million, net income for the year would have been Euro 31.5 million (2002: Euro 47.6 million).

Net financial indebtedness decreased significantly, to Euro 273.9 million as of December 31, 2003 from Euro 301.6 million at the end of 2002, showing an improvement of 9.2%.

"The IT Holding Group is continuing the growth and development begun in previous years," affirmed Chairman Tonino Perna. "We have successfully boosted our products' penetration in various target markets and devoted particular attention to reducing consolidated indebtedness. The results of the first few months of 2004 are not alone in strengthening the Group's performance and I am confident that the Group has all that it takes to pursue its development path in the year to come."

"We wanted to give a strong message to the market by buying back part of the Ferré bond. We are a stable Group which cares about its financial resources. This discipline inspired the extraordinary write off of intangibles assets in 2003, which will ripe its fruits starting this year" concluded Perna.

IT Holding Group

Exhibit 1. Net Revenues by Division

	(In millions of Euros)				
	2003	% of net revenues	2002	% of net revenues	% increase (decrease)
Ready-to-wear and accessories	573,6	85,8	565,1	86,2	1,5
Eyewear	57,1	8,5	60,0	9,2	(4,8)
Perfumes	25,5	3,8	13,8	2,1	84,8
Royalty income	12,9	1,9	16,4	2,5	(21,3)
Interdivisional	(0,9)	n/m	-	-	n/m
Net revenues	668,2	100,1	655,3	100,0	2,0

Revenues from the ready-to-wear and accessories division were up 1.5% on 2002 despite unfavorable exchange rate trends and the change in the consolidation area. At year end, this division accounted for a total of 85.8% of consolidated revenues.

Eyewear revenues slipped 4.8% in 2003 and made up for 8.5% of 2003 consolidated revenues.

Revenues from perfumes rose to Euro 25.5 million, an increase of 84.3% on the Euro 13.8 million of 2002.

Royalty income totaled Euro 12.9 million, down 21.3% on 2002, mainly due to the internalization of Ferré Group licenses outside the Group, which will boost revenues in early 2004.

Revenues from the Ferré brand were Euro 117.6 million, up 3.1% on the Euro 114.1 million of 2002.

On March 25, 2004, the Group sold ITF S.p.A. to minority shareholder Roberto Martone, as part of the Group's plan to focus on its core business of ready-to-wear and accessories collections.

Exhibit 2. Net Revenues by Region

	(In millions of Euros)				
	2003	% of net revenues	2002	% of net revenues	% increase (decrease
Italy	281,7	42,2	258,9	39,5	8,8
Europe*	230,0	34,4	223,1	34,0	3,1
Americas	77,1	11,5	83,6	12,8	(7,8)
Far East and Japan	45,8	6,9	51,9	7,9	(11,8)
Rest of the world	20,7	3,1	21,4	3,3	(3,3)
Royalty income	12,9	1,9	16,4	2,5	(21,3)
Net revenues	668,2	100,0	655,3	100,0	2,0

*without Italy

In addition to putting in a strong performance in Italy, where revenues grew 8.8% to Euro 281.7 million and accounted for 42.2% of total consolidated revenues, the Group increased its penetration in the rest of Europe with revenues of Euro 230.0 million, up 3.1%. The strengthening of the Euro significantly influenced other regions: revenues in the Americas dropped 7.8% to Euro 77.1 million and accounted for 11.5% of consolidated revenues, while the Far East and Japan saw a reduction of 11.8% to Euro 45.8 million, also following the Group's change of distribution partner for the Gianfranco Ferré collections.

Exhibit 3. Net Revenues by Distribution Channel

	(In millions of Euros)				
	2003	% of net revenues	2002	% of net revenues	% increase (decrease)
Wholesale	599,2	89,7	590,8	90,2	1,4
Retail	56,1	8,4	48,1	7,3	16,6
Royalty income	12,9	1,9	16,4	2,5	(21,3)
Net revenues	668,2	100,0	655,3	100,0	2,0

Revenues from franchised boutiques and independent customers showed overall growth of 1.4% on the previous year, making up for 89.7% of consolidated revenues in 2003.

Revenues generated by the retail network (31 DOS and 8 factory outlets as of December 31, 2003) were extremely strong, totaling Euro 56.1 million, up 16.6% on 2002, despite the temporary closing of certain Gianfranco Ferré boutiques for renovations.

Operations

While consolidated net revenues grew 2.0% on the previous year, EBIT rose no less than 6.8% to Euro 415.0 million, thanks to increased production efficiency and a better sales mix.

EBITDA as a percentage of net revenues amounted to 10.8%, was down 4.4% versus the previous year (Euro 72.4 million versus Euro 75.7 million, or 11.5%) mainly due to the adverse trend in exchange rates and increased advertising expenditure for Ferré brands.

Depreciation totaled Euro 30.2 million, up 17.5% on the Euro 25.7 million of 2002, primarily due to investments to expand and restructure the direct distribution network of Gianfranco Ferré brand stores and costs incurred to launch the new GF Ferré brand. This new brand replaced the Ferré Jeans and GFF labels, previous licensed to third parties, from the 2004 Spring/Summer collection.

Accordingly, EBITA, before goodwill and trademark amortization, totaled Euro 42.2 million, down 15.6% on 2002.

EBIT, a negative Euro 31.9 million (2002: a positive Euro 33.1 million), was significantly influenced by the write-down of some minor trademarks and other intangible assets, a decision made in line with precise strategies developed during the year to focus Group activities on more profitable, high cash-generating businesses with strong growth prospects.

Net income, not considering amortization/depreciation and extraordinary write offs, amounted to Euro 31.5 million, down on 2002 (Euro 47.6 million), due to higher financial charges. Specifically, the securitization plan introduced in July generated an increase in such charges that was out of proportion with the change in the Group's financial position.

Considering amortization/depreciation of Euro 104.3 million and extraordinary write offs, the net loss for the year totaled Euro 72.8 million, compared to net income of Euro 5.0 million for 2002.

Capital expenditure in 2003 amounted to Euro 33.3 million, split into Euro 27.1 million for intangible assets and Euro 6.2 million for tangible assets. It mainly relates to the implementation of the Ferré Group development plan and the launch of new fragrances and eyewear.

Consolidated net debt amounted to Euro 273.9 million as of December 31, 2003, down 9.2% from the Euro 301.6 million as of December 31, 2002.

IT Holding S.p.A.

The Board of Directors has also approved the draft financial statements of the holding company, IT Holding S.p.A., whose exclusive activities are providing strategic direction and coordination to the Group. Revenues from sales totaled Euro 6.9 million (2002: Euro 8.8 million) and the net loss for the year amounted to Euro 46.9 million (2002: Euro 11.3 million), as the company was heavily influenced by the decision to write off a portion of intangible assets in the financial statements.
No dividends will be distributed.

The figures shown in this press release have been approved by the Board of Directors and will be submitted for the approval of the shareholders at the next ordinary and extraordinary shareholders' meeting which has been called for April 29, 2004 (May 6, 2004 on second call). In that meeting shareholders will also discuss some changes to the bylaws, due to new Italian corporate laws.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM; Level I ADR, NASD: ITHJY US Cusip: 450473202). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, accessories, and eyewear) under fully owned brands – Gianfranco Ferré, Malo, Extè, Try Ultralight, Romeo Gigli, and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, C'N'C Costume National; John Richmond, Vivienne Westwood, Les Copains, Anna Sui Vision, ZeroRH+, and Desil Gold Filled (eyewear only).

www.itholding.com

For media inquiries:

Claudia Di Palma
IT Holding Comunicazione
Tel. +39 02763033.1
Cell. +39 3483709493
claudia_di_palma@itholding.it

For financial media inquiries:

Federico Steiner
Cell. +39 335424278
Niccolò Moschini
Cell. +39 3473355398
Barabino & Partners S.p.A.
Tel. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For investors' and analysts' inquires:

Giovanni Paese
IT Holding S.p.A.
Tel. +39 02763039.1
Cell. +39 3480825140
giovanni_paese@itholding.it

IT Holding Group

Exhibit 4. Statements of Income

	(In millions of Euros)				
	2003	% of net revenues	2002	% of net revenues	% Increase (Decrease)
Net revenues	**668,2**	**100,0**	**655,3**	**100,0**	**2,0**
of which royalty income	12,9	1,9	16,4	(2,5)	(21,3)
Cost of goods sold	(253,2)	37,9	(266,9)	40,7	(5,1)
Gross profit	**415,0**	**62,1**	**388,4**	**59,3**	**6,8**
SG&A	(342,6)	51,3	(312,7)	47,7	9,6
EBITDA	**72,4**	**10,8**	**75,7**	**11,6**	**(4,4)**
Amortization/depreciation	(30,2)	4,5	(25,7)	3,9	17,5
EBITA (1)	**42,2**	**6,3**	**50,0**	**7,6**	**(15,6)**
Goodwill and trademark amortization	(17,6)	2,6	(16,9)	2,6	n.s.
Write off	(56,5)	8,5	-	-	n.s.
EBIT	**(31,9)**	**(4,8)**	**33,1**	**5,1**	**n.s.**
Financial income (charges)	(37,5)	5,6	(25,1)	3,8	n.s.
Extraordinary income (charges)	(5,1)	n.s.	(3,6)	n.s.	n.s.
Profit before minority interests and taxes	**(74,5)**	**11,1**	**4,4**	**n.s.**	**n.s.**
Taxes	1,7	n.s.	n.s.	n.s.	n.s.
Profit before minority interests	**(72,8)**	**10,9**	**4,4**	**n.s.**	**n.s.**
Minority interests	n.s.	n.s.	0,6	n.s.	n.s.
Net earnings	(72,8)	10,9	5,0	n.s.	n.s.
Net earnings adjusted (2)	1,3	0,2	21,9	3,3	(94,1)
EPS adjusted (3)	0,01		0,10		

n/m: not meaningful

(1) Earnings before goodwill and trademark amortization, interest, and taxes; EBIT plus goodwill and trademark amortization is commonly addressed as an indicator of the operating performance in the luxury goods industry, in order to properly compare multi-brand companies to mono-brand companies.
(2) Group's net income plus goodwill and trademark amortization.
(3) EPS (Earnings per share) adjusted. 2002 group's net income was divided by a simple average of shares outstanding in 2001 and 2002, net of treasury shares: 222.632.800. Shares outstanding in 2001 were 199.433.500.

IT Holding Group

Exhibit 5. Financial Positions

	(In millions of Euros)	
	2003	**2002**
Intangible assets	262,5	329,7
Tangible assets	51,2	55,1
Long-term financial assets	6,6	13,0
FIXED ASSETS	**320,3**	**397,8**
Inventories	167,5	145,1
Accounts receivable	75,3	125,0
Accounts payable	(200,0)	(162,5)
Other net assets (liabilities)	98,9	58,1
NET WORKING CAPITAL	**141,7**	**165,7**
SEVERANCE PAY FUND	**(15,4)**	**(14,2)**
NET INVESTED CAPITAL	446,6	549,3
Financed by:		
Short-term financial payables	41,8	55,5
Medium-term financial payables	288,4	292,1
Accrued expenses	10,8	10,3
Cash and cash equivalents	(67,1)	(56,3)
Accrued income on interests	(0,2)	(0,1)
NET FINANCIAL DEBT	**273,9**	**301,6**
SHAREHOLDERS' EQUITY (including minority int.)	**172,7**	**247,7**
SOURCES OF FINANCING	446,6	549,3

IT Holding S.p.A.

Exhibit 6. Statements of Income

	(In thousands of Euros)	
	2003	2002
Financial income (loss)		
income from financial assets:		
- from controlled companies	42.969	28.882
other financial income:		
receivables in fixed assets		
- from subsidiaries	17.137	11.099
- from others	1	1
income from securities which are not financial assets	5.461	353
other income:		
- from holding companies	-	187
- from other companies	993	382
interest expenses:		
- from controlled companies	(5.418)	(2.926)
- from other companies	(11.606)	(10.576)
Total interest expenses	**49.537**	**27.402**
Financial assets adjustments		
write off:		
- of financial assets	(36.900)	(37.326)
- of other securities which are not financial assets	(33.589)	-
- of other securities in nwc which are not financial assets	(3)	-
Total adjustments	**(70.492)**	**(37.326)**
Other income	**6.914**	**7.805**
Other costs		
- from non financial services	(5.269)	(5.810)
- from third-party leases	(964)	(730)
- from personnel	(2.192)	(3.115)
- amortization/depreciation	(4.081)	(3.516)
- other costs	(98)	(197)
Total costs	**(12.604)**	**(13.368)**
Result from ordinary actitities	**(26.645)**	**(15.487)**
Extraordinaries:		
- income	18	591
- expenses	(16.977)	(507)
Total extraordinaries	**(16.959)**	**84**
Result before taxes	**(43.604)**	**(15.403)**
Taxes	**(3.329)**	**4.087**
Net result	**(46.933)**	**(11.316)**

IT Holding S.p.A.

Exhibit 7. Financial Positions

	(In thousands of Euros)	
	2003	**2002**
Intangible assets	10.169	9.715
Tangible assets	510	744
Long-term financial assets	237.873	106.675
FIXED ASSETS	**248.552**	**117.134**
Accounts receivable	8.650	28.301
Accounts payable	(1.666)	(4.393)
Other net assets	21.047	12.333
NET WORKING CAPITAL	**28.031**	**36.241**
SEVERANCE PAY FUND	**(336)**	**(336)**
NET INVESTED CAPITAL	276.247	153.039
Financed by:		
Interdivisional financial (receivables) payables	103.684	(98.763)
Short-term financial payables	3.566	26.251
Medium-term financial payables	86.250	88.750
Cash and cash equivalents	(34.035)	(26.914)
NET FINANCIAL DEBT	**159.465**	**(10.676)**
SHAREHOLDERS' EQUITY (including minority int.)	**116.782**	**163.715**
SOURCES OF FINANCING	276.247	153.039

licenze

IT HOLDING GROUP SALES GENTRYPORTOFINO

Milan, Italy, April 30, 2004: The subsidiary M.A.C. S.p.A. sold to Elisabeth Mambrini S.r.l. Gentryportofino brand. In the same deal, Gentryportofino S.p.A. sold its branch devoted to production. The total consideration is €4.2 million.
The effects on the consolidated statement of income are negligible.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM; Level I ADR, NASD: ITHJY US Cusip: 450473202). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, accessories, and eyewear) under fully owned brands – Gianfranco Ferré, GF Ferré, Malo, Extè, and Try Ultralight, – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, C'N'C Costume National; Romeo Gigli, John Richmond, Vivienne Westwood, Les Copains, Anna Sui Vision, ZeroRH+, and Desil Gold Filled (eyewear only).

www.itholding.com

For media inquiries:

Claudia Di Palma
IT Holding Comunicazione
Tel. +39 02763033.1
Cell. +39 3483709493
claudia_di_palma@itholding.it

For financial media inquiries:

Federico Steiner
Cell. +39 335424278
Niccolò Moschini
Cell. +39 3473355398
Barabino & Partners S.p.A.
Tel. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For investors' and analysts' inquires:

Giovanni Paese
IT Holding S.p.A.
Tel. +39 02763039.1
Cell. +39 3480825140
giovanni_paese@itholding.it

IT HOLDING GROUP

BRANDS	MAIN OPERATING FACILITIES	COLLECTIONS	DIVISION
Gianfranco Ferré	ITC S.p.A.[1]	Gianfranco Ferré GFF - Gianfranco Ferré[2] Gianfranco Ferré Studio[2] Gianfranco Ferré Forma[2]	RTW AND ACCESSORIES DIVISION
Malo	M.A.C. - Manifatture Associate Cashmere S.p.A.	Malo	RTW AND ACCESSORIES DIVISION
Gentryportofino	Gentryportofino S.p.A.[3]	Gentryportofino	RTW AND ACCESSORIES DIVISION
Romeo Gigli		Romeo Gigli[4]	RTW AND ACCESSORIES DIVISION
Extè		Extè	RTW AND ACCESSORIES DIVISION
	Ittierre S.p.A.	Ferré Jeans *licenses* D&G Versus Versace Jeans Couture Versace Jeans Signature Just Cavalli	RTW AND ACCESSORIES DIVISION
	Allison S.p.A.	Ferré Extè Romeo Gigli Try Ultralight *licenses* Desil Gold Filled Anna Sui Vision ZeroRH+	EYEWEAR DIVISION
	ITF S.p.A.	Gianfranco Ferré Romeo Gigli *licenses* Roberto Cavalli Gai Mattiolo[5] Salvatore Ferragamo[6] Emanuel Ungaro[6]	PERFUMES DIVISION

1) Since April 1, 2002

2) Licensed to Marzotto S.p.A. until December 31, 2003.

3) Company incorporated on May 7, 2002

4) Licensed to Urbis S.r.l.

5) Worldwide distribution agreement

6) Distribution agreement for the Italian market

IT HOLDING

HALF YEAR REPORT 2003

www.itholding.com

"TO SUCCEED AS A MAJOR PLAYER IN THE LUXURY GOODS INDUSTRY THROUGH A MULTI-BRAND AND A MULTI-PRODUCT STRATEGY"

TABLE OF CONTENTS

STATEMENTS OF INCOME

(In thousands of Euros)

	1H03		1H02		
		% of net revenues		% of net revenues	% Increase
	06/30/2003		06/30/2002		(Decrease)
Net revenues	**318,945**	**100.0**	**312,795**	**100.0**	**2.0**
of which royalty income	7,134	2.2	7,284	2.3	n/m
COGS	(107,678)	33.8	(122,970)	39.3	(12.4)
Gross profit	**211,267**	**66.2**	**189,825**	**60.7**	**11.3**
SG&A	(171,372)	53.7	(155,424)	49.7	10.3
EBITDA	**39,895**	**12.5**	**34,401**	**11.0**	**16.0**
Amortization/depreciation	(13,565)	4.3	(12,066)	3.9	12.4
EBITA (1)	**26,330**	**8.3**	**22,335**	**7.1**	**17.9**
Goodwill and trademark amortization	(8,991)	2.8	(8,405)	2.7	7.0
EBIT	**17,339**	**5.4**	**13,930**	**4.5**	**24.5**
Financial income (charges)	(17,926)	5.6	(10,407)	3.3	72.2
Adjustments to financial asset values	(44)	n/m	-	-	n/m
Extraordinary income (charges)	1,565	1.5	197	n/m	n/m
Income before minority interests	**934**	**n/m**	**3,720**	**1.2**	**n/m**
Minority interests in net (income) loss	(329)	n/m	(915)	0.3	n/m
Net income	**1,263**	**0.4**	**4,635**	**1.5**	**n/m**
Adjusted net income (2)	**10,254**	**3.2**	**13,040**	**4.2**	**(21.4)**
EPS adjusted (3)	**0.04**		**0.07**		

n/m: not meaningful

(1) Earnings before goodwill and trademark amortization, interest, and taxes; operating result added to the amortization of trademarks and goodwill. This represents an index used when analyzing the luxury goods sector to compare the profitability of companies that have grown also through a process of trademark acquisitions (multi-brand enterprises), with other single-brand companies. **(2)** Consolidated pre-tax income added to goodwill and trademark amortization. **(3)** The above pre-tax income added to goodwill and trademark amortization divided by the number of outstanding ordinary shares in the half year, net of treasury shares held by IT HOLDING S.p.A.. At June 30, 2002, this index, known as EPS (earnings per share) adjusted, amounted to 200,130,000, while at June 30, 2003 they totaled 245,816,298.

Net Revenues by Region
(%)



Italy
Europe (Withuot Italy)
Americas
Rest of the world
Royalty Income
Group
1H03
2.2
10.5
11.4
39.6
36.3
1H02
10.4
2.4
12.4
41.0
33.8
RTW and Accessories
10.4
3.3
10.7
38.4
37.2
9.3
3.6
11.2
40.4
35.5
Eyewear
10.8
15.7
43.8
29.7
17.0
39.9
22.5
20.6

Net Revenues by Brand
(%)



Ferré
Other Owned Brands
Licensed Brands
Royalty Income
1H03
2.2
16.7
15.7
65.3
1H02
2.2
16.0
19.7
62.0

Net Revenues by Distribution Channel
(%)



Retail
Wholesale
Royalty Income
FY02
6.0
2.3
91.7
FY01
6.3
2.3
91.4

FINANCIAL POSITIONS

(in thousands of Euros)

	06/30/2003	12/31/2002	06/30/2002
Intangible assets	334,927	329,724	338,335
Tangible assets	53,124	55,067	55,502
Long-term financial assets	34,730	22,179	12,045
Fixed assets	**422,781**	**406,970**	**405,882**
Inventories	171,884	145,116	150,550
Accounts receivable	86,550	124,994	145,398
Accounts payable	(165,102)	(162,548)	(159,920)
Other net assets (liabilities)	66,841	45,599	(14,837)
Net working capital	**160,173**	**153,161**	**121,191**
Severance pay fund	**(14,754)**	**(14,214)**	**(13,604)**
Net invested capital	**568,200**	**545,917**	**513,469**
Financed by:			
Short-term financial payables	56,535	53,818	198,798
Medium-term financial payables	290,252	291,412	214,108
Cash and cash equivalents	(26,512)	(46,979)	(37,298)
Net financial debt	**320,275**	**298,251**	**375,608**
Share capital increase proceeds	**-**	**-**	**(87,440)**
Shareholders' equity (including minority interests)	**247,925**	**247,666**	**225,301**
Sources of financing	**568,200**	**545,917**	**513,469**

FINANCIAL HIGHLIGHTS

Net Revenues Trend

(In millions of Euros)


CAGR '93-'02: 19%
800
700
600
500
400
300
200
100
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
133
172
223
265
312
333
371
433
527
655
100%
100%
100%
94%
6%
94%
6%
89%
11%
76%
24%
69%
31%
73%
27%
62.9%
34.6%
2.5%
Owned Brands
Licensed Brands
Royalty Income

IT Holding and Mibtel from June 2002 to June 2003


IT Holding
Mibtel
30
20
10
0
-10
-20
-30
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN



malo



malo



malo



malo


GIANFRANCO
FERRE


GIANFRANCO
FERRE


GIANFRANCO
FERRE


exte




gentryportofino


FERRE




VERSACE




VERSUS

CONSOLIDATED FINANCIAL STATEMENTS

HALF YEAR REPORT 2003*

* Translation from the Italian original which remains the definitive version.

Directors' Discussion and Analysis (DD&A)

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Group structure

The structure of IT HOLDING Group at June 30, 2003 was as follows:

Exhibit 1. IT Holding Group


IT HOLDING S.p.A.
100% ITTIERRE S.p.A.
100% GENTRYPORTOFINO S.p.A.
100% ELITE S.r.l.
100% HYPSOS S.r.l.
100% IT FINANCE AND TRADING B.V.
100% ITC S.p.A.
16,50% IT RESEARCH S.c.r.l.
100% GIANFRANCO FERRÉ HOLDINGS Inc.
100% GIANFRANCO FERRÉ USA Inc.
100% M.A.C. DEUTSCHLAND GmbH
100% FIRST N. Y. BOUTIQUE Inc.
100% FAR IT Ltd.
100% FIRST P. B. BOUTIQUE Inc.
99,996% ITTIERRE FRANCE S.A.
100% FIRST RODEO Corp.
100% HOBBYMARKT WASSENAAR B.V.
100% MAGIC STYLE S.r.l.
100% ITTIERRE MODEN GmbH
100% ITTIERRE SUISSE GmbH
100% IT USA Holding Inc.
100% IT USA Inc.
99,90% QUARTERMAIN Ltd.
100% M.A.C. USA Inc.
100% M.A.C. FRANCE E.u.r.l.
100% M.A.C. SOHO Llc.
100% GIANFRANCO FERRÉ FRANCE E.u.r.l.
100% M.A.C. MADISON Llc.
100% M.A.C. MARBELLA S.L.
100% M.A.C. COLORADO Llc.
100% GIANFRANCO FERRÉ UK Ltd.
100% M.A.C. BAL HARBOUR Llc.
100% M.A.C. JAPAN Inc. (in liquidation)
100% M.A.C. PALM BEACH Llc.
100% M.A.C. UK Ltd.
100% M.A.C. CHICAGO Llc.
100% M.A.C. CLINTON Llc.
100% M.A.C. WOODBURY Llc.
100% M.A.C. S.p.A.
100% C.I.M. S.r.l. (in liquidation)
100% P.A.F. S.r.l.
16,50% IT RESEARCH S.c.r.l.
100% GF MONTAIGNE S.a.s.
100% ALLISON S.p.A.
100% FERRÉ FINANCE S.A.
80% ALLISON CANADA Inc.
86,66% ALLISON EYEWEAR Inc.
100% DESIL S.p.A.
16,50% IT RESEARCH S.c.r.l.
40% NEOMETAL OPTIK S.p.A. (affiliated)
16,50% IT RESEARCH S.c.r.l.
90% IBEX 2001 S.p.A.
80% ITF S.p.A.
100% ITF USA Inc.
100% GIGLI S.p.A.
100% VZI HOLDING S.A.
80% EUROHOLDING FASHION S.A.
80% INTERSTYLE HOLDING S.A.
80% MODA BRAND HOLDING S.A.
100% MALO S.p.A.
99,99% FINANCIÈRE MELPAR HOLDING S.A.
100% GIANFRANCO FERRÉ S.p.A.
100% NUOVA ANDREA FASHION S.p.A.
100% GF MANUFACTURING S.r.l. (in liquidation)
16,50% IT RESEARCH S.c.r.l.
100% MADEFERRÉ S.r.l. (in liquidation)

Results of Operations

The Group's 1H03 results may be summarized as follows:

Exhibit 2. Condensed Consolidated Statements of Income

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Net revenues	**318,945**	**100.0**	**312,795**	**100.0**	**2.0**
of which royalty income	7,134	2.2	7,284	2.3	n/m
COGS	(107,678)	33.8	(122,970)	39.3	(12.4)
Gross profit	**211,267**	**66.2**	**189,825**	**60.7**	**11.3**
SG&A	(171,372)	53.7	(155,424)	49.7	10.3
EBITDA	**39,895**	**12.5**	**34,401**	**11.0**	**16.0**
Amortization/depreciation	(13,565)	4.3	(12,066)	3.9	12.4
EBITA (1)	**26,330**	**8.3**	**22,335**	**7.1**	**17.9**
Goodwill and trademark amortization	(8,991)	2.8	(8,405)	2.7	7.0
EBIT	**17,339**	**5.4**	**13,930**	**4.5**	**24.5**
Financial income (charges)	(17,926)	5.6	(10,407)	3.3	72.2
Adjustments to financial asset values	(44)	n/m	-	-	n/m
Extraordinary income (charges)	1,565	1.5	197	n/m	n/m
Income before minority interests	**934**	**n/m**	**3,720**	**1.2**	**n/m**
Minority interests in net (income) loss	(329)	n/m	(915)	0.3	n/m
Pre-tax income	**1,263**	**0.4**	**4,635**	**1.5**	**n/m**
Adjusted net income (2)	**10,254**	**3.2**	**13,040**	**4.2**	**(21.4)**
EPS adjusted (3)	**0.04**		**0.07**		

n/m: not meaningful

(1) Earnings before goodwill and trademark amortization, interest, and taxes; operating result added to the amortization of trademarks and goodwill. This represents an index used when analyzing the luxury goods sector to compare the profitability of companies that have grown also through a process of trademark acquisitions (multi-brand enterprises), with other single-brand companies.

(2) Consolidated pre-tax income added to goodwill and trademark amortization.

(3) The above pre-tax income added to goodwill and trademark amortization divided by the number of outstanding ordinary shares in the half year, net of treasury shares held by IT HOLDING S.p.A.. At June 30, 2002, this index, known as EPS (earnings per share) adjusted, amounted to 200,130,000, while at June 30, 2003 they totaled 245,816,298.

The results of the IT HOLDING Group (Exhibit 2) show an increase in net revenues to Euro 318,945 thousand, up 2.0% versus the first half of 2002.

To facilitate the analysis of the figures recorded in the two half year periods, on a like-for-like basis and at constant exchange rates, revenues in the first half of 2003 would have grown by approximately 8% on the same period of 2002.

The first half of the previous year included revenues from the ready-to-wear and accessories collections of the Romeo Gigli, Gigli, and Husky brands, which sold almost exclusively on the Italian market. Such brands are now licensed to third parties.

Exhibit 3. Net Revenues by Division

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Ready-to-wear and accessories	276,199	86.6	268,271	85.8	3.0
Eyewear	29,103	9.1	34,073	10.9	(14.6)
Perfume	6,886	2.2	3,682	1.2	87.0
Royalty income	9,535	3.0	9,730	3.1	(2.0)
Interdivisional	(2,778)	n/m	(2,961)	n/m	(6.2)
Net revenues	**318,945**	**100.0**	**312,795**	**100.0**	**2.0**

n/m: not meaningful

Despite unfavorable trends in exchange rates and changes in the consolidation area, revenues of the ready-to-wear and accessories division (Exhibit 3) increased 3.0% on the same period in 2002. At June 30, 2003 this division accounted for 86.6% of consolidated revenues (June 30, 2002: 85.8%). Eyewear revenues dropped 14.6% during the first half of 2003, making up for 9.1% of consolidated revenues, following the overall slump in demand on this market. Perfume revenues rose 87.0% to Euro 6,886 thousand, also following the excellent performance of the Roberto Cavalli women's fragrance.

Exhibit 4. Net Revenues by Region

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Italy	126,445	39.6	128,368	41.0	(1.5)
Europe *	115,772	36.3	105,782	33.8	9.4
Americas	36,255	11.4	38,850	12.4	(6.7)
Rest of the world	33,339	10.5	32,511	10.4	2.5
Royalty income	7,134	2.2	7,284	2.4	(2.1)
Net revenues	**318,945**	**100.0**	**312,795**	**100.0**	**2.0**

* *without Italy*

In Italy (Exhibit 4), net revenues amounted to Euro 126,445 thousand, down 1.5% on the first half of 2002. This was mainly due to the fact that revenues from the Romeo Gigli, Gigli, and Husky collections are no longer consolidated. In European countries (excluding Italy) revenues were up 9.4% to Euro 115,772 thousand, versus Euro 105,782 thousand in the first half of 2002. North American sales slipped 6.7%, from Euro 38,850 thousand to Euro 36,255 thousand, while in the rest of the world, revenues grew 2.5% to Euro 33,339 thousand from Euro 32,511 thousand in the first six months of 2002.

Exhibit 5. Net Revenues by Distribution Channel

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Wholesale	292,358	91.7	285,841	91.4	2.3
Retail	19,453	6.0	19,670	6.3	(1.1)
Royalty income	7,134	2.3	7,284	2.3	(2.1)
Net revenues	**318,945**	**100.0**	**312,795**	**100.0**	**2.0**

Broken down by distribution channel (Exhibit 5), revenues generated by the Group's retail channel (33 directly operated stores and 6 factory outlets at June 30, 2003) were largely in line with the same period of the previous year (Euro 19,453 thousand versus Euro 19,670 thousand in the first half of 2002). Sales to independent customers and franchised boutiques rose, once again the Group's strongest channel, accounting for 91.7% of total revenues and generating Euro 292,358 thousand in the first half of 2003. This was a 2.3% increase on the Euro 285,841 thousand of the same period of 2002.

Exhibit 6. Net Revenues by Brand

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Ferré	53,264	16.7	50,059	16.0	6.4
Other owned brands	50,219	15.7	61,661	19.7	(18.6)
Licensed brands	208,281	65.3	193,791	62.0	7.5
Royalty income	7,134	2.2	7,284	2.2	(2.1)
Other incomes	47	n/m	-	-	-
Net revenues	**318,945**	**100.0**	**312,795**	**100.0**	**2.0**

n/m: not meaningful

Owned brands and licensed brands (Exhibit 6) may be analyzed as follows:

During the first half of 2003, Ferré brand sales, which comprise the ready-to-wear, youth, leather and eyewear collections, reached Euro 53,264 thousand, not including royalties of Euro 4,799 thousand from third-party licensees, for a total of Euro 58,063 thousand, versus Euro 56,245 thousand in the first six months of the previous year. This 3.2% increase is thanks to the strong sales trends of the youth collection. Other owned brands generated revenues of Euro 50,219 thousand in the first half of the year, down 18.6% on the same period of 2002, mainly due to the licensing and sub-licensing of the Romeo Gigli, Gigli, Husky collections to third parties. They accounted for 15.7% of total revenues, while licensed brands totaling Euro 208,281 thousand made up for 65.3%. This was an increase of +7.5% on revenues generated by licensed brands in the first six months of 2002.

In terms of profitability (Exhibit 2), the Group's gross profit increased considerably, to 66.2% of net revenues, versus 60.7% in the first half of the previous year, thanks to an improvement in production efficiency and a change in the product mix of sales.

The gross profit as a percentage of sales was 12.5%, versus 11.0% in the first half of 2002, up 16.0% to Euro 39,895 thousand from Euro 34,401 thousand. This was mainly the result of increased efficiency in sample costs, which more than offset the higher advertising expenses incurred to support the Ferré brand.

Depreciation amounted to Euro 13,565 thousand, versus Euro 12,066 thousand in the first six months of 2002, up 12.4% due to investments made to expand the direct distribution network of the Ferré brand.

As a result, the operating result (EBITA), stated before goodwill and trademark amortization (June 20, 2003: Euro 8,991 thousand; June 30, 2002: Euro 8,405 thousand) rose 17.9% to Euro 26,330 thousand from Euro 22,336 thousand in the same period of 2002.

Financial charges amounted to Euro 17,926 thousand, vèrsus Euro 10,407 thousand in the first half of the previous year. The increase is due to the growth in spreads on loans and the increase in average indebtedness during the half year. For the most part, the latter is a result of the acquisition of the FERRÉ Group, which was partly financed through a fixed-rate, Euro 200,000 thousand bond issued in May 2002. The increase was only partially offset by the reduction in money market interest rates.

Financial income and charges, net comprise net exchange rate losses of Euro 2,188 thousand (June 30, 2002: Euro 963 thousand), mainly arising on the Euro's appreciation against the dollar and pound, the effects of which the Group only partly offset by entering into hedging contracts. In addition, the balance shows an increase of Euro 1,396 thousand in commissions to factoring companies.

Extraordinary income, net totaled Euro 1,565 thousand and mainly related to fines charged to outsourcers and charges relating to prior year items following under-accruals in previous years.

Accordingly, pre-tax income amounted to Euro 1,263 thousand, versus Euro 4,635 thousand for the first half of 2002.

The reclassified statements of income below provide an analysis of the Group's performance by division.

Ready-to-Wear and Accessories Division

Exhibit 7. Condensed Statements of Income

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Net revenues	**285,734**	**100.0**	**278,001**	**100.0**	**2.8**
of which royalty income	9,535	3.3	9,730	3.5	n/m
COGS	(92,684)	32.4	(106,348)	38.3	(12.8)
Gross profit	**193,050**	**67.6**	**171,653**	**61.7**	**12.5**
SG&A	(153,747)	53.8	(139,921)	50.3	9.9
EBITDA	**39,303**	**13.8**	**31,732**	**11.4**	**23.9**
Amortization/depreciation	(12,116)	4.2	(10,458)	3.8	15.9
EBITA	**27,187**	**9.5**	**21,274**	**7.7**	**27.8**
Goodwill and trademark amortization	(7,913)	2.8	(8,030)	2.9	n/m
EBIT	**19,274**	**6.7**	**13,244**	**4.8**	**45.5**
Financial income (charges)	(16,460)	5.8	(9,464)	3.4	73.9
Extraordinary income (charges)	1,845	n/m	255	n/m	n/m
Income before minority interests	**4,659**	**1.6**	**4,035**	**1.5**	**n/m**
Minority interests in net (income) loss	(253)	n/m	(366)	n/m	n/m
Pre-tax income	**4,912**	**1.7**	**4,401**	**8.0**	**11.6**

n/m: not meaningful

Profitability trends in the ready-to-wear and accessories division (Exhibit 7) largely reflected trends discussed above at consolidated level.

This division confirmed itself as the Group's main source of revenues with an increase of 2.8% to Euro 285,734 thousand in net revenues. There was no change in this division's incidence on total revenues.

A geographic breakdown of net revenues for the ready-to-wear and accessories division is presented below:

Exhibit 8. Net Revenues by Region

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Italy	109,719	38.4	112,330	40.4	(2.3)
Europe *	106,154	37.2	98,765	35.5	7.5
Americas	30,670	10.7	31,196	11.2	(1.7)
Rest of the world	29,656	10.4	25,980	9.3	14.1
Royalty income	9,535	3.3	9,730	3.6	(2.0)
Net revenues	**285,734**	**100.0**	**278,001**	**100.0**	**2.8**

* without Italy

Exhibit 8 shows a substantial improvement in Europe and other countries referred to as the rest of the world, while highlighting a drop in Italy, mainly due to the loss of revenues from brands now licensed to third parties.

Eyewear Division

Exhibit 9. Condensed Statements of Income

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Net revenues	**29,103**	**100.0**	**34,079**	**100.0**	**(14.6)**
COGS	(13,292)	45.7	(15,351)	45.0	(13.4)
Gross profit	**15,811**	**54.3**	**18,728**	**55.0**	**(15.6)**
SG&A	(15,186)	52.2	(14,891)	43.7	2.0
EBITDA	**625**	**2.1**	**3,837**	**11.3**	**(83.7)**
Amortization/depreciation	(1,645)	5.7	(1,495)	4.4	10.0
EBITA	**(1,020)**	**n/m**	**2,342**	**6.9**	**(143.6)**
Goodwill and trademark amortization	(183)	n/m	(193)	n/m	n/m
EBIT	**(1,203)**	**n/m**	**2,149**	**6.3**	**(156.0)**
Financial income (charges)	(1,346)	n/m	(930)	2.7	44.7
Adjustments to financial asset values	(44)	n/m	-	-	-
Extraordinary income (charges)	(263)	n/m	(58)	n/m	n/m
Income before minority interests	**(2,856)**	**n/m**	**1,161**	**3.4**	**n/m**
Minority interests in net (income) loss	(31)	n/m	(291)	n/m	n/m
Pre-tax income (loss)	**(2,825)**	**n/m**	**1,452**	**4.3**	**n/m**

n/m: not meaningful

Headed by ALLISON S.p.A., this division (Exhibit 9) has undergone the effects of the worldwide slump in demand. Even ALLISON S.p.A., based in Padua, Italy, has seen a 14.6% fall in revenues in the first half of 2003, to Euro 29,103 thousand from the Euro 34,079 thousand of the same period of 2002.

A geographic breakdown of net revenues for the eyewear division is presented below:

Exhibit 10. Net Revenues by Region

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Italy	12,761	43.8	13,581	39.9	(6.0)
Europe *	8,653	29.7	7,016	20.6	23.3
Americas	4,562	15.7	7,653	22.5	(40.4)
Rest of the world	3,127	10.8	5,829	17.0	(46.4)
Net revenues	**29,103**	**100.0**	**34,079**	**100.0**	**(14.6)**

* without Italy

The geographic breakdown of eyewear figures for the first half of 2003 (Exhibit 10) shows performance running against the general trends. European countries (excluding Italy) have performed well, with revenue growth of 23.3% to Euro 8,653 thousand, versus Euro 7,016 thousand in the first half of 2002, thanks to the consolidation of the sales network.

There was also a decrease in EBITDA (EBITDA is considered rather than EBITA due to the scarce importance of amortization and depreciation from the acquisition of trademarks in this division.) as a percentage of sales, which slipped to 2.1% from the 11.3% of the first six months of 2002. This was mainly due to costs incurred for the relocation to the new offices in Padua and the increase in the workforce during the second half of 2002.

The increase in amortization and depreciation following the capitalization of extraordinary advertising costs for the launch of the Ferré collection and investments in molds for the production of new collections has generated negative EBIT of Euro 1,203 thousand, versus positive EBIT of Euro 2,149 thousand in the first half of 2002.

The pre-tax loss of the first half of 2003, net of higher financial charges, amounted to Euro 2,825 thousand, versus pre-tax income of Euro 1,452 thousand in the first half of the previous year.

Perfumes Division

Exhibit 11. Statements of Income

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Net revenues	**6,886**	**100.0**	**3,682**	**100.0**	**87.0**
COGS	(1,808)	26.3	(1,307)	35.5	38.3
Gross profit	**5,078**	**73.7**	**2,375**	**64.5**	**113.8**
SG&A	(5,110)	74.2	(3,544)	96.3	44.2
EBITDA	**(32)**	**n/m**	**(1,169)**	**n/m**	**n/m**
Amortization/depreciation	(518)	n/m	(113)	n/m	n/m
EBITA	**(550)**	**n/m**	**(1,282)**	**n/m**	**n/m**
EBIT	**(550)**	**n/m**	**(1,282)**	**n/m**	**n/m**
Financial income (charges)	(121)	n/m	(13)	n/m	n/m
Extraordinary income (charges)	(18)	n/m	-	n/m	n/m
Income before minority interests	**(689)**	**n/m**	**(1,295)**	**n/m**	**n/m**
Minority interests in net (income) loss	*(46)*	*n/m*	*(259)*	*n/m*	*n/m*
Pre-tax income (loss)	**(643)**	**n/m**	**(1,036)**	**n/m**	**n/m**

n/m: not meaningful

ITF S.p.A., the Group's vehicle for the development of the perfumes sector, heads this division. It runs the licenses of the perfume and cosmetics collections of the Romeo Gigli and Roberto Cavalli brands (the former owned by the Group) and has entered into other distribution agreements. In particular, the Roberto Cavalli perfume met with eyebrow-raising enthusiasm from customers and was named the product with the best packaging and best communications by Cosmoprof in March 2003.

This division generated revenues (Exhibit 11) in the first half of 2003 totaling Euro 6,886 thousand, thanks also to the outstanding success of the Roberto Cavalli women's fragrance.

In terms of profitability, margins improved substantially given the strong performance of sales. During 2003, the Gianfranco Ferré, Salvatore Ferragamo, and Romeo Gigli women's fragrances and Roberto Cavalli men's fragrance will be launched. They have already won over the specialized press, a sign of stronger improvements to come in the second half of the year.

Exhibit 12. Net Revenues by Region

(In thousands of Euros)

	06/30/2003	% of net revenues	06/30/2002	% of net revenues	% Increase (Decrease)
Italy	4,342	63.1	2,978	80.9	45.8
Europe *	965	14.0	-	-	n/m
Americas	1,023	14.9	-	-	n/m
Rest of the world	556	8.0	704	19.1	(21.0)
Net revenues	**6,886**	**100.0**	**3,682**	**100.0**	**87.0**

n/m: not meaningful

** without Italy*

The geographic breakdown of net revenues (Exhibit 12) highlights the strong performance of perfumes in Italy, and the start of operations on foreign markets.

Financial Condition

Exhibit 13. Condensed Consolidated Financial Positions

(In thousands of Euros)

	06/30/2003	12/31/2002	06/30/2002
Intangible assets	334,927	329,724	338,335
Tangible assets	53,124	55,067	55,502
Long-term financial assets	34,730	22,179	12,045
Fixed assets	**422,781**	**406,970**	**405,882**
Inventories	171,884	145,116	150,550
Accounts receivable	86,550	124,994	145,398
Accounts payable	(165,102)	(162,548)	(159,920)
Other net assets (liabilities)	66,841	45,599	(14,837)
Net working capital	**160,173**	**153,161**	**121,191**
Severance pay fund	**(14,754)**	**(14,214)**	**(13,604)**
Net invested capital	**568,200**	**545,917**	**513,469**
Financed by:			
Short-term financial payables	56,535	53,818	198,798
Medium-term financial payables	290,252	291,412	214,108
Cash and cash equivalents	(26,512)	(46,979)	(37,298)
Net financial debt	**320,275**	**298,251**	**375,608**
Share capital increase proceeds	**-**	**-**	**(87,440)**
Shareholders' equity (including minority interests)	**247,925**	**247,666**	**225,301**
Sources of financing	**568,200**	**545,917**	**513,469**

The financial position of the IT HOLDING Group at June 30, 2003 (Exhibit 13) may be analyzed as follows.

Fixed Assets

The Euro 15,811 thousand increase on December 31, 2002 is primarily due to the growth in long-term financial assets as a result of the payment of a further consideration to Crédit Lyonnais S.A. in relation to the joint venture for the purchase, management and collection of Group receivables sold without recourse to the bank. The remainder of the increase, added to related amortization, is due to capital expenditure of Euro 25,806 thousand, split into Euro 23,066 thousand for intangible assets and Euro 2,740 thousand for tangible assets. Investments in intangible assets mainly relate to the Ferré brand. More specifically, they include the renovation of boutiques in Paris, Cannes, Porto Cervo, and Milano, the opening of the Milano boutiques' spa, and the launch of the GF Ferré youth collection. To a lesser extent, the launch of the Roberto Cavalli and Romeo Gigli women's fragrances also contributed to the increase, as did the costs incurred for the launches scheduled for the second half of the year, namely the Gianfranco Ferré women's perfume and Roberto Cavalli men's cologne. On the other hand, investments in tangible assets related to the natural renewal of the Group's production machinery, the purchase

of molds for the new Les Copains, John Richmond, and Vivienne Westwood eyewear collections and expenses incurred to furnish the renovated Milano boutique and adjacent spa.

Working Capital

The most significant increase related to inventories. This was due to the strong performance of orders for the 2003/2004 Fall - Winter collections, as well as to the mix of inventories at June 30, 2003, which related to the Fall - Winter season, more costly than the Spring - Summer inventories at December 31, 2002. Trade receivables decreased, mainly following the Group's increased factoring of receivables without recourse, which totaled Euro 135,821 thousand at June 30, 3002, whereas at December 31, 2002, receivables of only Euro 85,679 thousand had been factored. Lastly, the caption "other net assets" rose by Euro 21,242 thousand, mainly due to the production of samples following the Group's decision to internally manage Ferré licenses, which had previously been handled by the Marzotto Group, the launch of the GF Ferré youth collection and the increase in VAT receivables and payments on account to suppliers.

Net Invested Capital

Following the above changes in fixed assets and working capital, net invested capital increased by Euro 22,283 thousand on December 31, 2002.

Net financial indebtedness

Net financial indebtedness amounted to Euro 320,275 thousand, up by Euro 22,024 thousand on December 31, 2002. This is due to the seasonal nature of the industry in which the Group operates.

Exhibit 14. Condensed Statements of Cash Flows
(In thousands of Euros)

	06/30/2003	12/31/2002	06/30/2002
Pre-tax income including minority interests	934	3,720	4,522
Amortization/depreciation	22,546	20,472	42,484
Accruals (severance pay fund and other provisions)	3,085	5,741	6,949
Funds from operations	**26,565**	**29,933**	**53,955**
Change in accounts receivable	38,258	(70,950)	(51,795)
Change in accounts payable	2,805	8,502	16,354
Change in inventories	(26,768)	(22,299)	(16,865)
Change in other payables and receivables	(23,852)	(27,116)	(7,163)
Change in net working capital	(9,557)	(111,863)	(59,469)
Operating cash flow	**17,008**	**(81,930)**	**(5,514)**
Change in long-term financial assets	(12,551)	7,434	(3,470)
Capital expenditures	(25,806)	(26,813)	(39,779)
Free operating cash flow	**(21,349)**	**(101,309)**	**(48,763)**
Dividends	-	-	-
Discretionary cash flow	**(21,349)**	**(101,309)**	**(48,763)**
Acquisitions	-	(188,207)	(188,176)
Change in shareholders' equity	(675)	85,323	106,886
Pre-financing cash flow	**(22,024)**	**(204,193)**	**(130,053)**
Change in short-term debt	2,717	23,139	(119,269)
Change in medium/long-term debt	(1,160)	171,763	249,712
Change in cash and cash equivalents	20,467	9,291	(390)
Change in net debt	**22,024**	**204,193**	**130,053**

During the first half of 2003, IT HOLDING Group self-financing (Exhibit 14) amounted to Euro 26,565 thousand. This amount was used to finance the Euro 9,557 thousand increase in working capital.

Accordingly, operating cash flow was a positive Euro 17,008 thousand, versus a negative Euro 81,930 thousand in the first half of 2002. This enabled the Group to partially finance operating investments (Euro 25,806 thou-

sand) and financial investments (Euro 12,551 thousand) related to the sale of trade receivables without recourse. As a result, free operating cash flow was a negative Euro 21,349 thousand.

There were no acquisitions or share capital increases during the first half year, unlike in the same period of 2002, when the acquisition of the FERRÉ Group was finalized.

Other Information

Relationships with Unconsolidated Subsidiaries, Affiliates, Parent Companies and with Companies Controlled by the Latter and Relationships with Related Parties

GTP HOLDING S.p.A. controls IT HOLDING S.p.A. through PA Investments S.A., a Luxembourg-based company, which at June 30, 2003 directly held 158,072,190 shares (64.29% of the subscribed and paid-up share capital). GTP HOLDING S.p.A. owns 99.9% of PA Investments S.A..

In compliance with CONSOB directives, article 2359 of the Civil Code and IAS 24, the following table summarizes relationships between IT HOLDING S.p.A. and its directly and indirectly held subsidiaries, with parent companies, other companies controlled by the latter, and related parties.

Exhibit 15. Relationships with Parent Companies, Companies Controlled by the Latter, Unconsolidated Subsidiaries, Affiliates, and Related Parties

(In thousands of Euros)

	RECEIVABLE	PAYABLES	REVENUES	COSTS
Parent companies:				
PA Investments S.A.	1,145	109	218	43
GTP HOLDING S.p.A.	2	-	6	-
Companies controlled by PA Investments S.A.:				
DINET CLUB S.p.A.	129	2	94	-
DINERS CLUB FRANCE S.A.	-	14	-	-
DINERS CLUB ITALIA S.p.A.	-	10,025	-	-
Unconsolidated subsidiaries:				
C.I.M. - Compagnia Italiana Maglierie S.r.l. (in liquidation)	1	50	-	3
MAC Japan Inc. (in liquidation)	40	-	-	-
GF MANUFACTURING S.r.l. (in liquidation)	1,694	976	-	9
MADEFERRÉ S.r.l. (in liquidation)	30	-	-	-
Affiliates:				
NEOMETAL OPTIK S.p.A.	179	949	132	2,388
Related parties:				
Mr. Gian Franco Ferré	-	213	-	1,621
I.C.R. - Industrie Cosmetiche Riunite S.p.A.	-	2,168	99	3,527
Other sundry	335	94	366	432

Parent Companies

- Both receivables and revenues due from PA Investments S.A. relate mainly to interest accrued by GIGLI S.p.A. for the early repayment of the loan for the acquisition of the Luxembourg-based companies which own the Gigli" trademarks and the recharging of costs incurred by ITTIERRE S.p.A. for enforcing the hold harmless letter for events which occurred before December 31, 1996. The payables and costs relate to administrative and tax services provided by PA Investments S.A. to companies based in Luxembourg and the recharging of costs incurred by PA Investments S.A. on behalf of IT HOLDING S.p.A..
- Receivables and revenues due from GTP HOLDING S.p.A. relate to services provided by IT HOLDING S.p.A..

Companies Controlled by PA Investments S.A.

- DINET CLUB S.p.A.. Receivables and revenues relate to finished products sold by the subsidiary, ITTIERRE S.p.A. to this company.
- DINERS CLUB FRANCE S.A.. Payables refer to the recharging of various costs to this company incurred on behalf of GIGLI S.p.A., a subsidiary.
- DINERS CLUB ITALIA S.p.A.. Payables refer to payments to Group company suppliers using the Diners credit card (Euro 9,622 thousand) and the use of company credit cards (Euro 388 thousand).

Unconsolidated Subsidiaries

- C.I.M. - Compagnia Italiana Maglierie S.r.l. (in liquidation). Payables relate to the residual amount due to M.A.C. - Manifatture Associate Cashmere S.p.A..
- MAC Japan Inc. (in liquidation). Receivables refer to advances provided by M.A.C. - Manifatture Associate Cashmere S.p.A. to cover the company's financial requirements.
- GF MANUFACTURING S.r.l. (in liquidation). Receivables of Euro 1,694 thousand mainly relate to GIANFRANCO FERRÉ S.p.A. for the factoring of intercompany receivables. All payables refer to trading between this company and the Group's manufacturing companies.
- MADEFERRÉ S.r.l. (in liquidation). Receivables refer to advances provided by GIANFRANCO FERRÉ S.p.A. to cover the company's financial requirements.

Affiliates

- NEOMETAL OPTIK S.p.A.. All transactions with this company were commercial as the company produces eyewear frames and components for collections sold by ALLISON S.p.A..

Related Parties

- Mr. Gian Franco Ferré. Costs of Euro 1,621 thousand relate partly to fashion advisory services (Euro 1,121 thousand) and partly to the lease of a building owned by Mr. Ferré in Via Pontaccio, 21, Milano (Euro 500 thousand), where GIANFRANCO FERRÉ S.p.A. is headquartered.
- I.C.R. - Industrie Cosmetiche Riunite S.p.A.. All transactions with this company were commercial as the company produces perfumes sold by ITF S.p.A..

The remaining balances represented transactions with counterparties, some of whom are closely related to Group directors.

All these transactions were carried out on an arm's length basis.

Significant Events

The most important events which took place in the past half year are summarized below.

- A new Ferré directly operated store opened in January in Avenue Montaigne, Paris.

- In March, the directly operated Ferré store in Via Sant'Andrea, Milano was reopened after its renovation, along with the adjacent spa managed in collaboration with Espa Ltd., a leader in the spa sector.

- On March 6, 2003, ITTIERRE S.p.A., ITF S.p.A., M.A.C. - Manifatture Associate Cashmere S.p.A., ALLISON S.p.A., ITC S.p.A., and GIANFRANCO FERRÉ S.p.A. set up IT RESEARCH S.c.a.r.l., which will manage professional training.

- On March 30, 2003, ALLISON S.p.A. signed a five-year license agreement for the production and distribution of Les Copains brand eyewear.

- A loan agreement was signed on April 10, 2003 with Sanpaolo IMI S.p.A., Efibanca S.p.A., and Banca Popolare di Milano S.c.a.r.l.. The loan amounts to Euro 85,000 thousand, matures on December 12, 2005, and is guaranteed by PA Investments S.A..

- On April 17, 2003, ALLISON S.p.A. signed a five-year license agreement with third parties for the production and distribution of Vivienne Westwood brand eyewear.

- The shareholders of ITTIERRE S.p.A. and MALO S.p.A. held an extraordinary meeting on April 28, 2003 and resolved on the merger of MALO S.p.A. into ITTIERRE S.p.A.. The company performed fashion advisory activities. M.A.C. – Manifatture Associate Cashmere S.p.A. will retain ownership of the Malo brand, as well as the related production activities.

- In April, a restructuring program began on the production departments of ALLISON S.p.A.'s site in Volta Mantovana (MN), as well as on those of DESIL S.p.A. and BIEMME S.r.l., with the use of government-sponsored lay-off schemes.

- During the same month, the shareholders of C.I.M. - Compagnia Italiana Maglierie S.r.l. (fully owned by M.A.C. – Manifatture Associate Cashmere S.p.A.) held an extraordinary meeting to resolve on the early winding up of the company. This is a small company which only performed certain processing activities for M.A.C. – Manifatture Associate Cashmere S.p.A..

- On May 6, 2003, the shareholders of IT HOLDING S.p.A. resolved, inter alia, to renew the Board of Director's authorization for a further 18 months (i.e. up to November 5, 2004) to buy and sell IT HOLDING S.p.A.'s treasury shares, also on more than one occasion, up to a maximum of 24,587,400 treasury shares, or 10% of total outstanding shares and, in any case, within the limits of the available reserves and, therefore, up to a maximum amount of Euro 40,500,000.

- ALLISON S.p.A. transferred total ownership of BIEMME S.r.l. to third parties in June. ALLISON S.p.A. had previously increased its investment in the company from 66.66% to 100%.

- Also in June, ITTIERRE S.p.A. signed a new license agreement with E.C. S.p.A., owned by Ennio and Carlo Capasa, for the Costume National brand. The agreement provides for the production and worldwide distribution of a new youth ready-to-wear and accessories collection from Fall – Winter 2004.

- During the same month, ITTIERRE S.p.A. set up ITTIERRE ACCESSORIES S.p.A., based in Pettoranello di Molise (IS), to produce and sell accessories in leather and fabrics.

- GIANFRANCO FERRÉ S.p.A. launched the new GF Ferré young collection also in June.

- On June 26, 2003, ALLISON S.p.A. signed a five-year license agreement with third parties for the production and distribution of John Richmond brand eyewear.

Other Significant Events

- On March 23, 1998, Trussardi S.p.A. ("Trussardi") summoned ITTIERRE S.p.A. ("ITTIERRE") before the Milano Court, claiming that ITTIERRE had breached a license agreement for the Trussardi Jeans brand which expired on June 30, 1996. Trussardi requested a reward for damages from ITTIERRE of approximately Euro 50 million. ITTIERRE appeared in court denying it had ever breached the agreement and asked that the claim be fully dismissed. On the basis of information received from ITTIERRE's management and the opinion of the legal advisors, the Board of Directors of IT HOLDING S.p.A. does not currently believe that the dispute represents a probable financial risk for the company and even less to the extent determined by Trussardi. Moreover, even if ITTIERRE were to lose the lawsuit, the liability would be subject to the hold harmless agreement signed with PA Investments S.A. and described below. The lawsuit is only at the preliminary stage and to date, nothing has arisen which would lead the Directors to believe that it could give rise to a probable financial risk for ITTIERRE, also taking into account PA Investments S.A.'s hold harmless obligation.

- On June 20, 2000, Casor S.p.A. ("Casor") summoned M.A.C. - Manifatture Associate Cashmere S.p.A. ("MAC") before the Firenze Court, claiming that MAC had breached the five-year license agreement signed by the two companies and that it pay damages amounting to approximately Euro 3.6 million. According to MAC, the claim is totally groundless, as it had never signed a five-year license agreement with Casor, nor had it ever received any definitive notice from its legal representatives that the proceedings were going ahead, whether written or verbal. On the basis of the legal opinion received, MAC does not believe it probable that it will lose the case. Evidence is currently being presented.

- By an appeal lodged on December 11, 2001, Fintorlonia S.p.A. asked the Roma Court to confirm the expiry of two rent contracts signed by the IT HOLDING S.p.A. subsidiaries, M.A.C. - Manifatture Associate Cashmere S.p.A. and MAGIC STYLE S.r.l., relating to buildings in Roma (via Borgognona and via Bocca di Leone), to be used as a Malo flagship store. Fintorlonia S.p.A. claimed that the tenants carried out refurbishments without prior authorization, a claim which M.A.C. - Manifatture Associate Cashmere S.p.A. and MAGIC STYLE S.r.l. can prove to be groundless. However, if the claims of Fintorlonia S.p.A. were accepted, the two subsidiaries could lose the buildings and investments made, of an immaterial amount. At present, given the opinion of legal advisors, there is no reason to believe it probable that the subsidiaries will lose the case. At least the first level of the case is expected to be settled during the second half of. 2003.

- On November 19, 2002, Nylabora S.r.l., which leases a commercial unit it owns in Milano to ITTIERRE S.p.A., which in turn sub-leases the unit to GIGLI S.p.A., lodged an appeal with the Milano Court to pronounce the lease contract terminated for breach of contract on the part of ITTIERRE and GIGLI S.p.A.. The latter companies appeared before the court to appeal against the claim and request it be denied. Subsequently, ITTIERRE lodged a counterclaim, requesting reimbursement for the amounts it had paid as key money (Euro 3,281,050). ITTIERRE S.p.A. and GIGLI S.p.A. are confident that they can prove Nylabora S.r.l.'s claim groundless. However, if accepted by the court, ITTIERRE and GIGLI would lose the unit leased as well as the investments

made, currently estimated at consolidated level to be approximately Euro 1 million. At present, given the opinion of the legal advisors, there is no reason to believe that they will lose the case.

- GIANFRANCO FERRÉ S.p.A. learned of a request put forth by the receivership for the Redaelli bankruptcy for reimbursement of payments made by Redaelli S.p.A. between March 1998 and March 1999. To date, a lawsuit has not yet been brought against the company and, on the basis of the legal advisors' opinion, it is not probable that the company will lose the case.

- IT HOLDING S.p.A. still benefits from the effects of the hold harmless obligation taken on by its parent company, PA Investments S.A. on April 28, 1997. The hold harmless agreement expired on April 28, 2002. It indemnified IT HOLDING S.p.A. from damages, costs, liabilities, and contingent liabilities arising from civil, criminal, administrative, and tax court proceedings referring to events, acts or omissions occurring up to December 31, 1996 for which it was held liable and of which PA Investments S.A. was informed within five years of the signing date. The agreement is still valid for tax and social security matters up to the relevant statute of limitations.

- Moreover, IT HOLDING S.p.A. benefits from the guarantee which the parent company PA Investments S.A. took on when it signed the sales contract for FINANCIÈRE MELPAR HOLDING S.A. shares, with regard to prior year expenses not recorded in the FERRÉ Group consolidated financial statements at December 31, 2001 which could arise and, accordingly, as a result of judicial, arbitration and/or administrative proceedings pending at the date in which the consolidated financial statements were approved.
  Therefore, the two companies' Boards of Directors do not consider it necessary to set up a provision in relation to the dispute.

- On August 5, 2002 Mr. Luigi Giribaldi summoned IT HOLDING S.p.A. before the Isernia Court, asking that the Court judge the inaccuracy of the two independent appraisals on the basis of which the acquisition of GIANFRANCO FERRÉ S.p.A. was finalized. However, his claims were judged unfounded and, on the basis of the examination carried out by experts engaged by the company, there are significant doubts as to whether the Court can act on the above-mentioned summons.

- IT HOLDING S.p.A. was informed of a pending dispute between the controlling shareholder, PA Investments S.A., and the main minority shareholder, Mr. Luigi Giribaldi. The latter claims to have agreed to sell his entire shareholding to the former, a fact which PA Investments denies as such an agreement was never made. The dispute does not involve IT HOLDING S.p.A. and should not represent any direct or immediate financial risk for the issuer or for the IT HOLDING Group. At present, the dispute does not jeopardize PA Investments S.A.'s ability to indemnify IT HOLDING S.p.A. in terms of the hold harmless agreement or to fulfill the guarantees described above.

Significant Events after the Period-End

Significant events occurring after the half year may be summarized as follows:

- In accordance with Law no. 52/91, on July 8, 2003, the IT HOLDING Group signed an agreement for the secu-

ritization of trade receivables with the Milano branch of Crédit Lyonnais S.A., acting as arranger. The agreement provides for a maximum total of Euro 200 million, a five-year duration and the factoring of such trade receivables without recourse. It involves seven originators, all of which are Group companies (ITTIERRE S.p.A., ITC S.p.A., M.A.C. – Manifatture Associate Cashmere S.p.A., ALLISON S.p.A., ITF S.p.A., ITTIERRE FRANCE S.A., and ITTIERRE MODEN GmbH). The preliminary conditions for the finalization of the transaction included due diligence assistance reviews performed by Crédit Lyonnais S.A. and Eurofactor S.A. (as securitization agent) on the administrative, information and management procedures for the trade receivables of the Group companies concerned. Such receivables were considered compatible with the issue of commercial paper by a multi-seller foreign vehicle (LMA S.A.), with a rating of A1/P-1. The securities issued as a result were purchased by specialized institutional investors. The seven originators maintained the same relationships with the debtors, as they were appointed securitization servicers and, accordingly were responsible for the collection and recovery of the factored receivables. The aim of the transaction was to make a source of financing available at a competitive price, eliminating the middle man from the sources of financing and using financial markets to sustain the growth of Group revenues over the medium term. In Italy, this securitization transaction is the leading one in the sector, and one of the few originated by an industrial company. In addition, it also has the following effects:

a) to test the efficiency of internal administrative procedures;

b) to provide an accurate and quantitative basis for managing working capital.

At the same time, the following agreements in place between IT HOLDING S.p.A. and the Milan branch of Crédit Lyonnais S.A. were terminated:

- the servicing agreement signed on December 20, 2002 for the administration and management, including the collection and bad debt management, of receivables factored without recourse to the above bank by the subsidiaries ITTIERRE S.p.A., ALLISON S.p.A., M.A.C. – Manifatture Associate Cashmere S.p.A., and ITF S.p.A..
- the joint venture agreement signed on December 20, 2002, under which the active partner (Crédit Lyonnais S.A.) offered the silent partner (IT HOLDING S.p.A.) a share in the profits on the purchase, management and collection of receivables, as described above in relation to the servicing agreement against IT HOLDING S.p.A.'s contribution of an amount commensurate to the receivables factored by the subsidiaries ITTIERRE S.p.A., ALLISON S.p.A., M.A.C. – Manifatture Associate Cashmere S.p.A., and ITF S.p.A.. The termination of the agreement entailed the collection of the contribution paid.

- In July, the shareholders of M.A.C. - Manifatture Associate Cashmere S.p.A. held an extraordinary meeting during which they resolved to relocate the company's registered office to Pettoranello di Molise (IS).

- Also in July, ITTIERRE ACCESSORIES S.p.A. increased its share capital to Euro 1,000,000 and, at the same time, Mr. Sergio Lin, an expert player in the industry, entered the company's shareholding structure with an investment of 10%. He was also appointed CEO of the company.

Other Information and Estimated Future Developments

Despite the bearish market, the Group is confident that it will boost revenues during the year, confirming the growth of the first half of the year.

Financial Statements

CONSOLIDATED

Exhibit 16. Balance Sheets - Assets

(In thousands of Euros)

				06/30/2003	12/31/2002	06/30/2002
A)			**SHARE CAPITAL PROCEEDS TO BE RECEIVED**			
	A2		Of which: called up	-	-	87,440
			Total	**-**	**-**	**87,440**
B)			**FIXED ASSETS**			
	I.		**Intangible assets**			
		1	start up and expansion cost	2,501	2,906	2,532
		2	research, development, and advertising costs	9,692	9,555	9,727
		3	industrial patents, and similar rights	359	281	216
		4	licenses, trademarks and permits	221,912	228,699	236,057
		5	goodwill	22,272	14,064	17,608
		6	goodwill arising on consolidation	33,098	35,854	38,395
		7	assets in formation and advances	9,811	10,188	7,989
		8	other	35,282	28,177	25,811
			Total	**334,927**	**329,724**	**338,335**
	II.		**Tangible assets**			
		1	land and buildings	25,456	26,162	27,730
		2	plant and machinery	9,932	10,983	9,849
		3	industrial and commercial equipment	2,674	2,618	2,942
		4	other assets	14,366	14,559	14,513
		5	assets in formation and advances	696	745	468
			Total	**53,124**	**55,067**	**55,502**
	III.		**Long-term financial assets**			
		1	shareholdings in:			
		a)	subsidiaries	101	6,410	6,423
		b)	affiliates	100	144	163
		d)	other	23	23	23
			total shareholdings	224	6,577	6,609
		2	Receivables:			
		a)	due from subsidiaries			
		a1)	due before 12 months	30	3,143	1,315
		d)	due from others			
		d1)	due before 12 months	31,122	9,979	365
		d2)	due after 12 months	3,354	2,321	3,598
			total receivables	34,506	15,443	5,278
		3	other securities	-	159	158
			Total	**34,730**	**22,179**	**12,045**
			TOTAL FIXED ASSETS	**422,781**	**406,970**	**405,882**

(In thousands of Euros)

				06/30/2003	12/31/2002	06/30/2002
C)			**CURRENT ASSETS**			
	I.		**Inventories**			
		1	raw, ancillary and consumable materials	37,612	37,158	37,178
		2	products in process and semi-finished products	20,690	19,399	24,179
		4	finished products and merchandise	113,545	88,554	89,189
		5	advance payments	37	5	4
			Total	**171,884**	**145,116**	**150,550**
	II.		**Receivables**			
		1	trade:			
		1.1	due before 12 months	84,637	122,154	144,545
		2	subsidiaries:			
		2.1	due before 12 months	1,734	2,560	800
		3	affiliates:			
		3.1	due before 12 months	179	280	53
		4	parent companies:			
		4.1	due before 12 months	1,147	962	7
		5	due from others:			
		5.1	due before 12 months	94,018	83,534	70,377
		5.2	due after 12 months	146	146	-
			Total	**181,861**	**209,636**	**215,782**
	III.		**Marketable securities**			
		4	other shareholdings	26	26	26
		5	treasury shares	133	102	-
		6	other securities	123	-	501
			Total	**282**	**128**	**527**
	IV.		**Cash and cash equivalents:**			
		1	bank and P.O. deposits	25,657	46,247	32,865
		2	cheques on hand	374	129	3,672
		3	cash on hand	481	603	761
			Total	**26,512**	**46,979**	**37,298**
			TOTAL CURRENT ASSETS	**380,539**	**401,859**	**404,157**
D)			**ACCRUED INCOME AND PREPAID EXPENSES**	**74,752**	**66,315**	**56,555**
			TOTAL ASSETS	**878,072**	**875,144**	**954,034**

BEST AVAILABLE COPY

Exhibit 17. Balance Sheets - Liabilities *(In thousands of Euros)*

				06/30/2003	12/31/2002	06/30/2002
A)			**SHAREHOLDERS' EQUITY**			
	I		- Share capital	12,294	12,294	10,007
	II		- Share premium reserve	136,973	137,004	115,225
	IV		- Legal reserve	2,627	2,627	2,627
	V		- Reserve for treasury shares	133	102	-
	VII		- Other reserves:	34,233	34,877	37,418
		1	- extraordinary reserve	4,691	4,691	4,691
		2	- consolidation reserve	30,015	30,015	30,015
		3	- translation reserve	(1,155)	(511)	214
		4	- other	682	682	2,498
	VIII		- Retained earnings	59,940	54,834	54,834
	IX		- Net income for the period	1,263	5,106	4,635
			Subtotal	**247,463**	**246,844**	**224,746**
			Minority interest in			
	X		- Capital and reserves	791	1,406	1,470
	XI		- Net income for the period	(329)	(584)	(915)
			Subtotal	**462**	**822**	**555**
			TOTAL	**247,925**	**247,666**	**225,301**
B)			**PROVISIONS FOR CONTINGENCIES AND CHARGES**			
	1		agents' termination benefits	5,175	4,903	4,503
	2		tax provisions			
		a)	tax provisions	3,862	4,096	4,478
	3		others	8,173	8,837	9,600
			TOTAL	**17,210**	**17,836**	**18,581**
C)			**SEVERANCE PAY FUND**	**14,754**	**14,214**	**13,604**
D)			**ACCOUNTS PAYABLE**			
	1		bonds			
		1.2	due after 12 months	200,000	200,000	200,000
	3		due to banks			
		3.1	due before 12 months	55,173	53,818	196,226
		3.2	due after 12 months	89,663	91,412	13,463
	4		due to other lenders			
		4.1	due before 12 months	1,362	1,707	2,572
		4.2	due after 12 months	589	672	645
	5		advance payments			
		5.1	due before 12 months	3,039	2,032	4,630
	6		due to suppliers			
		6.1	due before 12 months	160,088	158,018	155,205
	8		due to subsidiaries			
		8.1	due before 12 months	1,026	992	81
	9		due to affiliates			
		9.1	due before 12 months	949	1,506	4

(In thousands of Euros)

			06/30/2003	12/31/2002	06/30/2002
	10	due to parent companies			
	10.1	due before 12 months	109	74	67,944
	11	sums payable to taxation authorities			
	11.1	due before 12 months	19,250	19,013	4,029
	12	due to social security agencies			
	12.1	due before 12 months	2,957	2,858	2,397
	13	other accounts payable			
	13.1	due before 12 months	43,520	30,977	26,730
	13.2	due after 12 months	384	411	405
		TOTAL	**578,109**	**563,490**	**674,331**
E)		**ACCRUED LIABILITIES AND DEFERRED INCOME**	**20,074**	**31,938**	**22,217**
		TOTAL LIABILITIES	**878,072**	**875,144**	**954,034**
		MEMORANDUM ACCOUNTS			
A)		**PERSONAL GUARANTEE PROVIDED**			
	1	Guarantees and warrants to grant credit provided on behalf of:			
		third parties	252,436	245,111	60,399
	2	Patronage letters provided to:			
		third parties	-	-	4,286
		TOTAL	**252,436**	**245,111**	**64,685**
B)		**COLLATERAL PROVIDED**			
	1	For accounts payable recorded in the financial statements	1,446	1,446	-
		TOTAL	**1,446**	**1,446**	**-**
C)		**COMMITMENTS, RISKS, SALES AND PURCHASE COMMITMENTS AND OTHER MEMORANDUM ACCOUNT**			
	1	Purchase commitments	923	923	-
	2	Commitments for foreign exchange transactions	436,940	445,038	28,170
	3	Notional principal on interest rate swaps	58,723	20,723	723
	4	Excess on factoring of receivables without recourse	3,750	16,060	5,511
		TOTAL	**500,336**	**482,744**	**34,404**
		TOTAL MEMORANDUM ACCOUNTS	**754,218**	**729,301**	**99,089**

Exhibit 18. Statements of Income

(In thousands of Euros)

				06/30/2003	12/31/2002	06/30/2002
A)			**VALUE OF PRODUCTION**			
	1		revenues from sales and services	318,945	655,292	312,795
	2		inventory changes	27,121	17,574	21,432
	5		other revenues and income:			
		5.1	capital injections	2	3	-
		5.2	sundry revenues	1,838	6,640	4,080
			TOTAL	**347,906**	**679,509**	**338,307**
B)			**COSTS OF PRODUCTION**			
	6		raw, ancillary, consumable materials, and merchandise	106,771	231,740	114,475
	7		outside services	141,965	261,299	131,046
	8		use of third party assets	12,284	23,004	11,341
	9		personnel	41,899	80,705	41,665
		a)	wages and salaries	32,211	61,703	32,026
		b)	social security contributions	7,426	14,584	7,400
		c)	severance pay fund	1,909	3,867	1,947
		d)	agents' termination benefits	32	63	32
		e)	other costs	321	488	260
	10		amortization/depreciation and write-downs:	23,693	44,586	22,795
		a)	intangible assets	17,863	33,400	16,008
		b)	tangible assets	4,683	9,084	4,464
		c)	other write-downs	9	80	4
		d)	bad debt provision and liquid assets	1,686	2,486	1,597
	11		inventory changes	(548)	(464)	722
	12		provision for contingencies	212	302	587
	13		other provisions	5	21	-
	14		sundry operating costs	3,738	4,759	2,468
			TOTAL	**330,567**	**646,416**	**324,377**
			DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION	**17,339**	**33,093**	**13,930**
C)			**FINANCIAL INCOME AND CHARGES**			
16			other financial income:			
	a)		long-term receivables			
		a1)	subsidiaries	-	76	7
		a3)	parent companies	-	-	266
		a4)	other parties	1	2	351

(In thousands of Euros)

				06/30/2003	12/31/2002	06/30/2002
		b)	other long-term financial assets	1	7	4
		c)	marketable securities	1	356	350
		d)	other financial income			
		d3)	parent companies	212	857	362
		d4)	other parties	3,155	5,010	898
		d5)	gains on foreign exchange	2,980	4,908	2,221
			Total financial income	6,350	11,216	4,459
	17		interest and other financial charges:			
		a)	subsidiaries	1	-	-
		d)	other parties	19,107	29,932	11,682
		e)	losses on foreign exchange	5,168	6,399	3,184
			Total financial charges	24,276	36,331	14,866
			TOTAL	**(17,926)**	**(25,115)**	**(10,407)**
D)			**ADJUSTMENTS TO FINANCIAL ASSET VALUES**			
	19		write-downs:			
		a)	shareholdings	44	1,715	44
		c)	securities included under marketable securities	-	1	-
			Total revaluations	44	1,716	44
			TOTAL ADJUSTMENTS	**(44)**	**(1,716)**	**(44)**
E)			**EXTRAORDINARY ITEMS**			
	20		income:			
		a)	capital gains on the sale of assets	-	2,564	963
		c)	non-recurring gains	1,006	1,251	574
		d)	other items	719	9	7
			Total income	1,725	3,824	1,544
	21		charges:			
		a)	capital losses on the sale of assets	25	174	63
		b)	other capital losses	21	1	1
		c)	non-recurring losses	69	3,564	1,112
		d)	other items	45	1,923	127
			Total charges	160	5,662	1,303
			TOTAL EXTRAORDINARY ITEMS	**1,565**	**(1,838)**	**241**
			RESULT BEFORE TAXES	**934**	**4,424**	**3,720**
	22		income taxes:			
		a)	current taxes	-	24,241	-
		b)	deferred taxes	-	(24,339)	-
			PERIOD RESULTS INCLUDING MINORITY INTERESTS	**934**	**4,522**	**3,720**
			MINORITY INTERESTS IN NET INCOME/LOSS	329	584	915
	26		**PRE-TAX INCOME FOR THE PERIOD**	**1,263**	**5,106**	**4,635**

Notes to the Financial Statements

B) Accounting policies

Presentation and Contents of the Consolidated Half Year Report

The half year report 2003 was prepared in accordance with the guidelines issued by CONSOB which implemented Legislative decree no. 58 of February 24, 1998, adopted with resolution no. 11971 of May 14, 1999 and subsequent modifications.

The balance sheet and statement of income of the holding company are attached without any notes as these are not considered necessary for the purposes of full disclosure due to the comprehensive information given in the notes to the consolidated half year report.

Comparative figures at December 31, 2002 and June 30, 2002 are given for each caption in the consolidated balance sheet and consolidated statement of income. To facilitate an accurate assessment of the group's financial position and results, the following additional tables are provided as part of this report:

- changes in consolidated shareholders' equity (Exhibit 28);
- consolidated cash flow (Exhibit 30).

As in 2002, the 1H03 result is shown before taxation as permitted by paragraph 7, article 81 of the above regulation.

In the preparation of the half year report 2003, certain captions have been reclassified with respect to December 31, 2002. This was considered necessary to better represent the Group's situation. To ensure a reliable comparison with figures of the prior period and year, the related reclassifications have also been made to the financial statements at December 31, 2002 and the half year report 2002.

The half year report 2003 was prepared on the basis of the balance sheets and statements of income as at and for the six months ended June 30, 2003, extracted from the accounts and prepared off-the-books for the consolidation purposes of all consolidated companies, duly adjusted and reclassified to make them consistent with Group accounting policies.

Figures are presented in thousands of Euros.

KPMG S.p.A. has performed a review of the consolidated half year report.

Consolidation Principles, Valuation Criteria and Accounting Policies

Consolidation Principles

- Assets and liabilities and statement of income captions of consolidated companies are included on a line-by-line basis by eliminating the book value of consolidated shareholdings against the shareholders' equity of the subsidiaries at the moment of their acquisition. The portion of consolidated shareholders' equity and consolidated net income attributable to minority interests is stated separately.
- The difference between the acquisition cost and shareholders' equity of the subsidiaries at the moment of their acquisition is allocated, where possible, to the assets and liabilities of the subsidiary in question. Any surplus value, consisting of the goodwill paid for the acquisition of the shareholding, is entered under "Goodwill arising on consolidation" under intangible assets and is amortized over ten or twenty years, in accordance with its future income generating potential and the Group's sales policies.

Any negative value is credited to the "Consolidation reserve" under shareholders' equity, after writing off the fixed assets and making an allocation to the "Consolidation provision for future contingencies and charges" where necessary.

- Unrealized income from intra-group transactions is eliminated, where significant, as well as receivables and payables and transactions between the companies included in the consolidation.
- The financial statements of foreign consolidated companies not included in the Euro-zone are translated into Euros, using the period end exchange rate for assets and liabilities, the historical exchange rate for shareholders' equity and average exchange rates of the period for statement of income captions. The related adjustments are accounted for as a separate item of shareholders' equity under the "Translation reserve."

The exchange rates of the Euro against the main foreign currencies used for the half year report are shown in the following table:

Exhibit 19. Exchange Rates

(In foreign currencies)

	06/30/2003		12/31/2002		06/30/2002	
	Period-end	**Average**	**Period-end**	**Average**	**Period-end**	**Average**
USD	1.1427	1.1055	1.0487	0.9463	0.9975	0.8972
CHF	1.5544	1.4921	1.4524	1.4671	1.4721	1.4689
GBP	0.6932	0.6858	0.6505	0.6290	0.6498	0.6215
HKD	8.9110	8.6063	8.1781	7.3787	7.7805	6.9985
JPY	137.3200	131.2261	124.3900	118.1400	118.2000	116.2347
CAD	1.5506	1.6049	1.6550	1.4845	1.5005	1.4122

Valuation Criteria and Accounting Policies

The valuation criteria and accounting policies adopted in preparing the consolidated half year report 2003 are in line with those used for the consolidated financial statements at December 31, 2002.

The accounting policies relating to the most important captions are described below.

Intangible Assets

Intangible assets are valued at cost, including any ancillary charges and adjustments resulting from mergers or the first consolidation of companies acquired. The cost of intangible assets is amortized over a period determined on the basis of their estimated useful life. It should be noted that:

- "Start-up and expansion costs" mainly refer to notary fees and charges incurred for the share capital increase and are amortized over five years;
- "Research, development, and advertising costs" include costs incurred for the utilization of internal Group resources for research activities undertaken to launch new collections relating to new trademarks or licenses. These costs are amortized over five years on the basis of the quality and prestige of the trademarks and their estimated useful life.
- "Licenses, trademarks and permits" include:
  - the acquisition cost of the Ferré, Romeo Gigli, Gigli, Malo, and Gentryportofino trademarks, amortized over twenty years on the basis of their estimated useful life and the fact that they are well-known and established brands. The other trademarks are amortized over ten years;
  - costs for the signing of license agreements, when a lump-sum is paid at signing, amortized on a straight-line basis over the duration of the agreement;
  - costs incurred for the purchase of software programs, amortized over three years, except for the SAP, STEALTH and ORDAGE programs forming the Group's IT system which are amortized over five years.
- "Goodwill" includes the commercial goodwill paid for the group's sales premises which is amortized on the basis of the duration of the lease contracts.
- "Goodwill arising on consolidation" includes the residual amount of the surplus value paid for the acquisition of shareholdings compared to their shareholders' equity at the moment of acquisition which cannot be allocated to other balance sheet captions. The portion of this caption relating to M.A.C. - Manifatture Associate Cashmere S.p.A. (owner of the Malo and Gentryportofino trademarks) is amortized on a straight-line basis over twenty years, in line with its economic useful life. The other components of this caption are amortized over ten years. At each period end, the Group determines the amount of the excess value paid which may be recovered by assessing whether it is able to absorb amortization charges to be recorded in future years through future income. If the Group is not able to absorb such charges, then the surplus value which cannot be recovered is completely amortized in the year in which such situation becomes evident.
- "Other" mainly refers to costs for leasehold improvements. It also includes capitalized bank charges and fees related to financing and the costs for the bond issue by FERRÉ FINANCE S.A. on the Euromarket coordinated by Efibanca S.p.A. and UBM S.p.A., amortized on a straight-line basis according to their duration.

Tangible Assets

Tangible assets are stated at cost, including all directly related ancillary charges and statutory revaluations under the provisions of Law no. 413/91.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset, which is defined as its residual technical and economic utility. The results of these valuations do not differ from the standard rates allowed by current tax regulations. Depreciation rates are reduced by 50% for those assets which are acquired during the year, if they are only used, on average, for half of the year. On the contrary, assets of a significant amount are depreciated starting from the date on which they are ready for use.

Assets with a unit value which does not exceed Euro 516 are expensed in the year of their acquisition; the total value of such assets is immaterial.

Depreciation rates are as follows:

Exhibit 20. Depreciation Rates of Tangible Assets

industrial buildings	3.0
general plant, light constructions, and operating machinery	10.0
general plant and operating machinery purchased after January 1, 1989	12.5
office furniture and equipment	12.0
canteen equipment and fittings	12.5
furnishings	15.0
electronic machines	20.0
miscellaneous and small equipment	25.0
automobiles	25.0
motor vehicles and internal means of transport	20.0

Tangible assets are written down in cases where, regardless of their accumulated depreciation, there is a permanent impairment in value. The original value is reinstated if and when the reason for the write-down no longer exists.

Ordinary maintenance costs are charged in full to the statement of income, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.

"Assets in formation and advances" relate to payments on account to suppliers for the purchase of goods.

Long-term Financial Assets, Shareholdings

Shareholdings in subsidiaries not included in the consolidation, as they are dormant, and in affiliates are valued using the equity method.

Any gains or losses arising from the application of this method are disclosed in the consolidated statement of income under "Adjustments to financial asset values."

Shareholdings in other companies are valued at cost adjusted, where necessary, to reflect permanent impairment in value.

Long-term Financial Assets - Receivables

Long-term receivables are stated at their face value which corresponds to their estimated realizable value.

Long-term Financial Assets - Other Securities

Fixed-interest rate securities entered under long-term financial assets are valued at cost; their acquisition cost is lower than their estimated realizable value.

Inventories

Inventories are stated at the lower of purchase or production cost and market value at period end.

Production costs of finished products include the cost of raw materials, consumables and external manufactures and the portion of all those direct and indirect production costs which may reasonably be attributed to them, excluding financial charges and overheads.

Semi-finished products, consisting of raw materials and accessories in process outsourced to subcontractors, are valued by adding the average cost of raw materials and accessories to the outside production costs incurred at period end.

Market value is the replacement cost for raw and ancillary materials and semi-finished products and the net realizable value for finished products and merchandise.

Finished products and raw materials related to past fashion seasons are prudently valued at their estimated realizable value.

Receivables

These are valued and stated at their estimated realizable value. Where necessary, receivables are written down through the relevant bad debt provision.

Trade receivables include unaccepted trade bills in portfolio and unaccepted trade bills with due dates falling before June 30, 2003 but for which payment was requested in the following months.

Factoring of Receivables

Receivables factored without recourse are eliminated from the financial statements. However, if there are any contractual provisions which split the risk of insolvency between the company and factoring company, the amount of the risk taken on by the former is included in the memorandum accounts.

Marketable Securities - Treasury Shares

These are stated at the lower of average cost and market value. In accordance with articles 2357 ter and 2424 of the Civil Code, a reserve for treasury shares, unavailable for distribution, is set up in shareholders' equity for the total amount of the shares acquired.

Cash and Cash Equivalents

These are stated at their face value.

Prepayments and Accruals

These are stated on an accruals basis by matching costs and revenues.

Capital Grants

Capital grants received before December 31, 1995 are stated under "Other reserves", in particular in the "Consolidation reserve" under shareholders' equity.

Capital grants received between December 31, 1995 and December 31, 1997 are recorded as follows: 50% as reserves subject to taxation upon distribution under shareholders' equity; the remaining 50% is stated under deferred income and credited to the statement of income and therefore subject to taxation (20% on a yearly basis).

In order to present a fair disclosure of capital grants according to correct accounting principles and pursuant to the application of the new tax legislation, grants assessed and received from January 1, 1998 are stated on an accruals basis; they are recorded under deferred income and credited to the statement of income each year over the useful life of the related assets.

Had the Group always credited grants to the statement of income over the useful life of the related assets on a systematic basis, the effect on shareholders' equity would have been immaterial.

Provisions for Contingencies and Charges

These provisions are made to cover losses of a specific nature, the existence of which is certain or probable at the period end, but the amount or due date of which is unknown. Contingencies and losses which came to light after the period end up to the preparation of the consolidated half year report have also been considered. These provisions are made on a best estimate basis.

"Agents' termination benefits" represent the amount to be paid to agents upon the termination of their contracts,

calculated on the basis of the charge to be paid on termination in compliance with law and other relevant factors such as historical data, the average duration of agents' contracts, and their turnover.

Severance Pay Fund

This provision is stated in compliance with current legislation, national labor contracts and supplementary company contracts. It represents the payables due to all employees at period end, net of any advances paid.

Accounts Payable

These are stated at their face value.

Receivables and Payables Denominated in Foreign Currencies outside the Euro Zone

These are recorded at the exchange rate prevailing on the date of the relevant transactions. Short-term receivables and payables in foreign currency and liquid funds in foreign currency at the balance sheet date are stated at the exchange rate ruling at period end. Gains and losses arising from the conversion of individual short-term receivables and payables are credited or debited to the statement of income.

Memorandum Accounts

This item summarizes information on guarantees given, purchase and sales commitments taken on or other risks.

Foreign Currency Exchange Rate Risks and Interest Rate Hedging Contracts

IT HOLDING Group takes out hedging contracts as protection against exchange rate risks on its foreign currency exposure connected to its sales performance abroad based on orders received. Both losses and gains arising from the valuation of these contracts at period-end are taken to the statement of income. At period and year-end, the notional capital of forward foreign exchange sales contracts is presented in the memorandum accounts in Euro using the forward exchange rate. With regard to its foreign currency exposure at June 30, 2003, the Group had commitments for the forward purchase of foreign currency for a total of Euro 188,500 thousand and commitments for the forward purchase of foreign currency for Euro 248,440 thousand, equal to (in thousands):

Exhibit 23. Commitments for Forward Purchases and Sales

	Purchases	Sales	Total
USD	-	25,582	25,582
GBP	-	26,350	26,350
CHF	-	8,008	8,008
JPY	188,500	188,500	377,000

The total of Euro 436,940 thousand is recorded in the memorandum accounts.

There is a limited risk that the related counterparties will not honor their commitments as such contracts were agreed with leading financial operators. Therefore the Group does not expect any risk of insolvency.

The Group also enters into forward contracts to hedge interest rate risks on short, medium and long-term loans granted at variable interest rates.

The aim of the Group's interest rate swaps in place at June 30, 2003 is to hedge the interest rate risk arising from loans it takes out at variable rates. For this reason, they are not valued at period end.

Prepayments and accruals maturing on an accruals basis on interest falling due at period end are charged to the statement of income.

These financial instruments are intended to minimize and reduce the risk of fluctuations in Euro/foreign currency exchange rates and interest rates.

Costs and Revenues

Costs and revenues are recognized in accordance with the prudence and accruals principles with the recognition of the related accruals and prepayments. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums, and taxes directly related to the sale of goods and provision of services. Revenues from the sale of ready-to-wear items are recognized when these are shipped to customers or, in the case of retail sales, at the moment the payment is received.

Extraordinary Items

This caption comprises those costs and revenues which are not related to the Group's ordinary activities. It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the consolidated financial statements.

Finance Leases

As in the consolidated financial statements, finance leases have been accounted for in accordance with International Accounting Standard (IAS) 17. On the basis of such standard, the lessee enters the leased asset and a payable of the same amount in the balance sheet, equivalent to the market value of the leased asset at the beginning of the lease contract or, if lower, to the minimum lease payments being the installments discounted by the rate assumed from the relevant repayment plan. Lease payments are composed of financial charges (interest) and the decrease in the remaining payable (principal).

Finance leases also generate a depreciation expense, as well as financial charges (interest expense), included in the above-mentioned lease payments. The depreciation policy adopted is that used for company-owned assets of the same category.

Advertising Expenses

These are charged to the statement of income according to the period in which the collection sales take place, while those concerning internal communications are entirely expensed when incurred.

Expenses for Opening and Closing Shops

Expenses for opening or modernizing new stores under lease contracts are capitalized under intangible assets and amortized over a period corresponding to the duration of the lease contract. In the year in which a store is closed, the portion of such expenses which has not yet been amortized is entirely amortized during the year, net of its expected recovery value.

C) Notes to the consolidated balance sheet

The main variations in the balance sheet as at June 30, 2003 compared to that as at December 31, 2002 are discussed below 2002.

ASSETS

Intangible Assets

Net balance at June 30, 2003: Euro 334,927 thousand
Net balance at December 31, 2002: Euro 329,724 thousand
Net balance at June 30, 2002: Euro 338,335 thousand

Changes during the period are shown in Exhibit 26.

- "Start-up and expansion costs" decreased by Euro 405 thousand mainly due to amortization for the period.
- "Research, development, and advertising costs" rose by Euro 2,214 thousand, primarily as a result of costs of Euro 687 thousand incurred by GIANFRANCO FERRÉ S.p.A. to define the new concept for its directly operated stores and the capitalization of advertising expenses of Euro 509 thousand and Euro 819 thousand incurred by GIGLI S.p.A. and ITF S.p.A., respectively, to launch the new Romeo Gigli and Roberto Cavalli women's fragrances."
- "Industrial patents and similar rights" rose by Euro 100 thousand as a result of the capitalization of costs which ITF S.p.A. incurred for products under the "Roberto Cavalli" brand.
- Licenses, trademarks and permits" decreased by Euro 6,787 thousand, mainly due to amortization for the period.
- During the first half of 2003, "Goodwill" underwent a net increase of Euro 8,208 thousand, primarily following the consolidation of GF MONTAIGNE S.A.S. and the commercial goodwill paid to third parties for the boutique in Avenue Montaigne, Paris, which will sell Ferré collections.
- The decrease in "Goodwill arising on consolidation" was mainly due to amortization for the period.
- The Euro 2,319 thousand increase in "Assets in formation and advances" was largely the result of costs of Euro 841 thousand incurred by GIANFRANCO FERRÉ S.p.A. for the launch of its new GF Ferré youth collection, on sale for 2004 Spring - Summer, as well as costs incurred by ITF S.p.A. for the advertising campaigns related to the new perfumes which will be launched in September.
- "Other" increased by Euro 7,105 thousand, mainly due to the change in the consolidation area, costs for leasehold improvements in relation to the renovation of the Milano boutique and adjacent spa, and the capitalization of charges related to the obtaining of a loan from Sanpaolo IMI S.p.A., Efibanca S.p.A., and Banca Popolare di Milano S.c.a.r.l..

Tangible Assets

Net balance at June 30, 2003: Euro 53,124 thousand
Net balance at December 31, 2002: Euro 55,067 thousand
Net balance at June 30, 2002: Euro 55,502 thousand

Changes during the period are shown in Exhibit 27.

- During the first six months of the year, "Land and buildings" decreased by Euro 706 thousand, mainly due to depreciation for the period.

- "Plant and machinery" rose by Euro 425 thousand primarily as a result of the natural renewal of plant and machinery in the Group's various production units.
- The "Euro 831 thousand decrease in "Industrial plant and commercial equipment" was largely due to the purchase of molds to produce new eyewear collections under the Les Copains, Vivienne Westwood, and John Richmond brands.
- "Other assets" rose by Euro 1,914 thousand, mainly due to expenses for furnishings following the renovation of the Milano boutique and the adjacent spa.

Long-term Financial Assets

Balance at June 30, 2003: Euro 34,730 thousand
Balance at December 31, 2002: Euro 22,179 thousand
Balance at June 30, 2002: Euro 12,045 thousand

Shareholdings in Subsidiaries

The decrease is due to the consolidation of GF MONTAIGNE S.A.S. on a line-by-line basis, whereas at December 31, 2002 the company was not consolidated since it was dormant.

Receivables Due from Subsidiaries before 12 Months

At December 31, 2002, this caption mainly comprised receivables due from GF MONTAIGNE S.A.S.. Accordingly, the decrease is due to the fact that the company was consolidated on a line-by-line basis at June 30, 2003.

Receivables Due from Others before and after 12 Months

The Euro 22,176 thousand increase is chiefly due to payment of further considerations to Crédit Lyonnais S.A. in relation to the joint venture for the purchase, management and collection of receivables sold without recourse by ITTIERRE S.p.A., ALLISON S.p.A., ITF S.p.A., and M.A.C. - Manifatture Associate Cashmere S.p.A. to the bank. Additional information on related developments with Crédit Lyonnais S.A. is provided in "Significant Events after the Period End."

CURRENT ASSETS

Inventories

Balance at June 30, 2003: Euro 171,884 thousand
Balance at December 31, 2002: Euro 145,116 thousand
Balance at June 30, 2002: Euro 150,550 thousand

The growth of Euro 26,768 thousand on December 31, 2002 is due to the overall increase in assets and the different mix in inventories at the balance sheet date of this report. Products for the Fall - Winter season were being produced and shipped at June 30, 2003. These products cost much more than those being produced and shipped at December 31, 2002 for the Spring - Summer collections.

Receivables

Balance at June 30, 2003: Euro 181,861 thousand
Balance at December 31, 2002: Euro 209,636 thousand
Balance at June 30, 2002: Euro 215,782 thousand

The decrease compared to December 31, 2002 of Euro 27,775 thousand is mainly a result of the following:

- the Euro 37,517 thousand decrease in trade receivables following the net effect of the growth in sales volumes and the Group's increased factoring of receivables without recourse to the Milano branch of Crédit Lyonnais;
- the Euro 826 thousand decrease in amounts due from unconsolidated subsidiaries due to the consolidation of GF MONTAIGNE S.A.S. on a line-by-line basis.;
- the increase of Euro 10,484 thousand in receivables due from others, mainly following the increase in VAT receivables (Euro 5,967 thousand) and the rise in receivables for advances to suppliers and agents (Euro 3,285 thousand).

Marketable Securities

Balance at June 30, 2003: Euro 282 thousand
Balance at December 31, 2002: Euro 128 thousand
Balance at June 30, 2002: Euro 527 thousand

The Euro 154 thousand increase on December 31, 2002, is largely due to the purchase of treasury shares on the market in accordance with the resolution of the holding company's shareholders passed on May 6, 2003, renewing the authorization to purchase and sell ordinary treasury shares of IT HOLDING S.p.A. up to November 5, 2004, within the maximum limit of 10% of all outstanding ordinary shares, and to treasury bonds classified as long-term financial assets at December.

Cash and Cash Equivalents

Balance at June 30, 2003: Euro 26,512 thousand
Balance at December 31, 2002: Euro 46,979 thousand
Balance at June 30, 2002: Euro 37,298 thousand

Reference should be made to the section on the Group's financial position in the DD&A.

ACCRUED INCOME AND PREPAID EXPENSES

Balance at June 30, 2003: Euro 74,752 thousand
Balance at December 31, 2002: Euro 66,315 thousand
Balance at June 30, 2002: Euro 56,555 thousand

The Euro 8,437 thousand increase on December 31, 2002, is for the most part due to increased prepaid expenses following the rise in costs incurred to produce samples as a result of the overall growth in operations, the Group's decision to internally manage Ferré licenses, which had previously been licensed to third parties, and the launch of the new GF Ferré youth collection.

LIABILITIES

SHAREHOLDERS' EQUITY

Balance at June 30, 2003: Euro 247,925 thousand
Balance at December 31, 2002: Euro 247,666 thousand
Balance at June 30, 2002: Euro 225,301 thousand

Changes in the shareholders' equity captions are shown in Exhibit 28.
At 30 June 2003, the ownership of the holding company was as follows:

Exhibit 22. Shareholding Structure

Shareholder	no. of ordinary shares	% of ownership
PA Investments S.A.	158,072,190	64.29
Mr. Gian Franco Ferré	6,962,312	2.83
Treasury shares	57,702	0.02
Market:		
Banque du Gothard *	64,722,957	26.32
Other parties	16,058,839	6.54
Total	**245,874,000**	**100.00**

* *which no. 64,610,546 shares, or 26.28% of the share capital, held for Mr. Luigi Giribaldi*

A reconciliation of the holding company's shareholders' equity and result for the period and the consolidated shareholders' equity and result at the same date is shown below.

Exhibit 23. Reconciliation between the Shareholders' Equity and Result of the Holding Company at June 30, 2003 and the Consolidated Shareholders' Equity and Results at the Same Date

(In thousands of Euros)

	Shareholders' equity at 06/30/2003	Net income (loss) at 06/30/2003	Shareholders' equity at 12/31/2002	Shareholders' equity at 06/30/2002	Net income (loss) at 06/30/2002
Financial statements of the holding company	**162,809**	**(906)**	**163,715**	**150,505**	**(2,180)**
Consolidated shareholders' equity of ITTIERRE S.p.A. and its subsidiaries	157,360	33,008	125,027	139,434	23,413
Elimination of the book value of the shareholding in ITTIERRE S.p.A.	(47,162)	-	(47,162)	(47,162)	-
Excess acquisition cost with respect to shareholders' equity	9,170	(1,310)	10,480	11,789	(1,310)
Consolidated shareholders' equity of ALLISON S.p.A. and its subsidiaries	2,781	(2,826)	1,556	4,636	1,455
Elimination of the book value of the shareholding in ALLISON S.p.A.	(8,997)	-	(4,997)	(5,841)	-
Excess acquisition cost with respect to shareholders' equity	1,993	(181)	2,174	2,355	(181)
Consolidated shareholders' equity of GIGLI S.p.A. and its subsidiaries	(3,394)	(4,193)	870	(845)	(1,442)
Elimination of the book value of the shareholding in GIGLI S.p.A.	(733)	-	(733)	(2,416)	-
Consolidated shareholders' equity of M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries	5,573	(3,617)	8,190	1,783	(5,008)
Elimination of the book value of the shareholding in M.A.C. - Manifatture Associate Cashmere S.p.A.	(42,797)	-	(41,797)	(49,982)	-
Excess acquisition cost with respect to shareholders' equity	29,637	(1,011)	30,648	31,659	(1,011)
Consolidated shareholders' equity of MALO S.p.A.	5,698	140	5,558	5,408	58
Elimination of the book value of the shareholding in MALO S.p.A.	(5,486)	-	(5,486)	(5,486)	-
Excess acquisition cost with respect to shareholders' equity	147	(16)	163	180	(15)
Consolidated shareholders' equity of IBEX 2001 S.p.A. and its subsidiaries	(461)	(401)	(343)	(981)	(934)
Elimination of the book value of the shareholding in IBEX 2001 S.p.A.	(390)	-	(90)	(90)	-
Consolidated shareholders' equity of FINANCIÈRE MELPAR HOLDING S.A. and its subsidiaries	(35,565)	(12,036)	(23,529)	(20,424)	(6,274)
Elimination of the book value of the shareholding in FINANCIÉRE MELPAR HOLDING S.A.	-	-	-	(6,461)	-
Excess acquisition cost with respect to shareholders' equity	17,935	(485)	18,420	18,905	(484)
Consolidated shareholders' equity of GENTRYPORTOFINO S.p.A.	-	-	-	96	(104)
Elimination of the book value of the shareholding in GENTRYPORTOFINO S.p.A.	-	-	-	(200)	-
Consolidated shareholders' equity of FERRÉ FINANCE S.A.	(5,065)	(2,435)	(2,630)	(721)	(846)
Elimination of the book value of the shareholding in FERRÉ FINANCE S.A.	-	-	-	(125)	-
Consolidated shareholders' equity of GF MONTAIGNE S.A.S.	(1,702)	(1,107)	-	-	-
Elimination of the book value of the shareholding in GF MONTAIGNE S.A.S.	(6,567)	-	-	-	-
Excess acquisition cost with respect to shareholders' equity	6,714	(448)	-	-	-
Consolidated shareholders' equity of IT RESEARCH S.c.a.r.l.	47	(53)	-	-	-
Elimination of the book value of the shareholding in IT RESEARCH S.c.a.r.l.	(100)	-	-	-	-
Elimination of the write-downs of shareholdings in IT HOLDING S.p.A.	4,752	-	4,752	-	-
Elimination of intercompany profits	1,266	(860)	2,058	(1,270)	(502)
Consolidated financial statements	**247,463**	**1,263**	**246,844**	**224,746**	**4,635**

PROVISIONS FOR CONTINGENCIES AND CHARGES

Balance at June 30, 2003: Euro 17,210 thousand
Balance at December 31, 2002: Euro 17,836 thousand
Balance at June 30, 2002: Euro 18,581 thousand

The Euro 626 thousand decrease is due to the utilization of the December 31, 2002 provision to cover the operating losses of GF MONTAIGNE S.A.S. up to that date. The utilization became necessary following the consolidation of that company on a line-by-line basis at June 30, 2003.
This caption comprises accruals of the period to the provisions for "agents' termination benefits" and "returns on sales".

SEVERANCE PAY FUND

Balance at June 30, 2003: Euro 14,754 thousand
Balance at December 31, 2002: Euro 14,214 thousand
Balance at June 30, 2002: Euro 13,604 thousand

The increase of Euro 540 thousand versus December 31, 2002 was the net result of accruals of Euro 1,909 thousand, a utilization of Euro 1,211 thousand, and changes in the consolidation totaling Euro 158 thousand.

Accounts Payable

Balance at June 30, 2003: Euro 578,109 thousand
Balance at December 31, 2002: Euro 563,490 thousand
Balance at June 30, 2002: Euro 674,331 thousand

The main variations compared to December 31, 2002 related to the following items:

- "Due to banks before 12 months" increased by Euro 1,355 thousand following the increased exposure to banks (Euro 15,105 thousand). The increase is also due to the reclassification of the half-yearly installment of Euro 1,250 thousand related to the Euro 5,000 thousand loan granted by Banca IntesaBCI Mediocredito S.p.A. on December 24, 2002. The loan is repayable in half-yearly installments due on September 30 and March 31, with the final installment due on March 31, 2005. The Group also repaid Euro 15,000 thousand in relation to the bridge loan granted on December 12, 2002 by Sanpaolo IMI S.p.A., Efibanca S.p.A., and Banca Popolare di Milano S.c.a.r.l. totaling Euro 100,000 thousand. Such loan matures on December 12, 2005, and is to be repaid in one lump-sum installment. It is renewable through a term out option for Euro 21,250 thousand maturing on June 12, 2006 and for Euro 42,500 thousand maturing on December 2006;
- "Due to banks after 12 months" decreased by Euro 1,749 thousand following the reclassification of loan installments falling due before 12 months from this caption to "Due to banks before 12 months";
- "Due to suppliers before 12 months" increased by Euro 2,070 thousand due to the general increase in the Group's production activity;
- "Due to affiliates before 12 months" decreased by Euro 557 thousand. This caption relates to trade payables which ALLISON S.p.A. and DESIL S.p.A. owe NEOMETAL OPTIK S.p.A.;
- "Other accounts payable due before 12 months" rose by Euro 12,543 thousand, chiefly due to the change in the consolidation area, the increase in amounts due to employees as remuneration, resulting, inter alia, in the accrual of the thirteenth month salaries matured at the balance sheet date and to be paid in December 2003,

and the increase in amounts due to factoring companies following the sale by Group company suppliers of trade receivables due from Group companies.

Prepayments and Accruals

Balance at June 30, 2003: Euro 20,074 thousand
Balance at December 31, 2002: Euro 31,938 thousand
Balance at June 30, 2002: Euro 22,217 thousand

The June 30, 2003 balance was down on December 31, 2002 by Euro 11,864 thousand, mainly due to the decrease in accrued liabilities for interest (Euro 7,164 thousand) following the shorter maturity term for interest on the bond issue, and to accrued liabilities relating to royalties to be paid to licensors (Euro 4,196 thousand) as a result of the shorter invoicing period of the minimum guaranteed amounts by licensors.

MEMORANDUM ACCOUNTS

Commitments and Other Memorandum Accounts Not Disclosed in the Balance Sheet
All commitments and other memorandum accounts are stated at the foot of the balance sheet.

Commitments and Other Memorandum Accounts Disclosed in the Balance Sheet
Balance at June 30, 2003: Euro 754,218 thousand
Balance at December 31, 2002: Euro 729,301 thousand
Balance at June 30, 2002: Euro 99,089 thousand

The main variations that took place during the first half of 2003 related to:

- guarantees of Euro 246 thousand granted to third parties by ITF S.p.A. to secure building lease contracts;
- guarantees granted to third parties by ALLISON S.p.A.:
  - of Euro 1,255 thousand on behalf of ALLISON EYEWEAR Inc. and ALLISON CANADA Inc. to secure credit lines;
- guarantees granted to third parties by IT HOLDING S.p.A.:
  - of Euro 2,264 thousand to secure building lease contracts;
  - of Euro 3,560 thousand on behalf of Group companies to secure credit lines;
- Euro 8,098 thousand decrease in commitments for foreign currency transactions due to the change in the notional principal of forward foreign exchange sales contracts at June 30, 2003, valued at the forward exchange rate provided for by contract;
- the Euro 38,000 thousand increase in "Notional principal on interest rate swaps" entered into by IT HOLDING S.p.A. to partly cover interest rate risks on loans taken out at variable rates.
- the decrease of Euro 12,310 thousand in the "excess on factoring of receivables without recourse" taken on by ITTIERRE S.p.A. and provided to Fineco Factoring S.p.A. and Ifitalia S.p.A. following the collection of receivables sold without recourse to such factoring companies.

No changes have taken place with respect to commitments undertaken on behalf of subsidiaries compared to December 31, 2002, except for those stated in points 2 and 3.

Extraordinary Items

First half 2003: Euro 1,565 thousand
First half 2002: Euro 241 thousand
2002: Euro (1,838) thousand

The positive balance of Euro 1,565 thousand was due to the following:

- extraordinary income of Euro 1,725 thousand mainly related to the charging of fines to subcontractors in connection with prior year disputes, and charges related to differences on accruals made in previous years.
- non-recurring losses and extraordinary charges totaling Euro 160 thousand, primarily comprising charges related to differences on accruals made in previous years.

D) NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

Comments on the trend in costs and revenues are provided in the DD&A.
The main changes in the statement of income captions for the six months ended June 30, 2003, compared to June 30, 2002, are provided below.

Revenues from Sales and Services

First half 2003: Euro 318,945 thousand
First half 2002: Euro 312,795 thousand
2002: Euro 655,292 thousand

Other Revenues and Income

First half 2003: Euro 1,840 thousand
First half 2002: Euro 4,080 thousand
2002: Euro 6,643 thousand

Breakdown of Revenues from Sales and Services by Activity

Reference should be made to the DD&A for the geographical breakdown of net revenues.

Financial Income and Charges

First half 2003: Euro (17,926) thousand
First half 2002: Euro (10,407) thousand
2002: Euro (25,115) thousand

Exhibit 24. Financial Income

Description	06/30/2003	06/30/2002
Interest on the advance settlement of payables due to PA Investments S.A.	212	628
Interest on long-term receivables	1	358
Interest on long-term government securities	1	6
Capital gains from trading in treasury shares	1	348
Interest income	205	716
Bank interest income	31	181
Financial discounts on payables	1	1
Interest income on interest rate swaps	2,918	-
Gains on foreign exchange	2,980	2,221
Total	**6,350**	**4,459**

Exhibit 25. Financial Charges

Description	06/30/2003	06/30/2002
Bank interest expense	1,012	2,287
Expenses on loans	2,789	3,486
Expenses due to factoring and other financial charges	3,446	1,924
Bank charges and fees	1,013	1,010
Financial discounts on receivables	921	1,019
Expenses on bonds	6,965	1,956
Interest expenses on interest rate swaps	2,962	-
Losses on foreign exchange	5,168	3,184
Total	**24,276**	**14,866**

The increase in net financial charges was mainly due to:

- the Euro 5,009 thousand increase in the incidence of interest expense on the bond issued by FERRÉ FINANCE S.A. on the Euromarket;
- the increase of Euro 1,396 thousand in commissions to factoring companies, following the rise in the Group's use of factoring;
- the Euro 1,225 thousand increase in the incidence of net exchange rate losses due to the Euro's considerable appreciation against the key foreign currencies in which the Group invoices customers (i.e. US dollar and British pound) during the first half of 2003.

E) OTHER INFORMATION

Average Number of Employees

The required information is given in Exhibit 29, which is attached to this half year report.

Receivables and Payables Due after Five Years and Payables Secured by Group Assets

There are no receivables or payables due after five years except for those described in the note to "Due to banks after 12 months."

Financial Charges Capitalized to Asset Values

No financial charges have been capitalized to asset values stated in the balance sheets at June 30, 2003 or in previous periods.

Financial charges incurred for the obtaining of a loan from San Paolo IMI S.p.A., Efibanca S.p.A., and Banca Popolare di Milano S.c.a.r.l. were capitalized in intangible assets.

Tax Position

There were no significant variations from the same section in the notes to the financial statements at December 31, 2002, to which reference should be made.

Relationships with Parent Companies, with Companies Controlled by the Latter, with Affiliates, and Relationships with Related Parties

Relationships with parent companies, with companies controlled by the latter, with affiliates, and relationships with related parties are commented on in the DD&A in the paragraph "Relationships with Unconsolidated Subsidiaries, Affiliates, Parent Companies and with Companies Controlled by the Latter, and with Related Parties."

Final Considerations

The nature and business activities of the Group and significant events occurred during and after June 30, 2003 are described in the DD&A.

F) CONSOLIDATION AREA

The companies included in the consolidated financial statements on a line-by-line basis and using the equity method are presented in Exhibit 31.

Changes in the consolidation area are described below:

- GF MONTAIGNE S.A.S. was acquired during 2002 and became operative with the January 2003 opening of the boutique in Avenue Montaigne, Paris, which sells the Ferré collections. Beginning in 2003, it is consolidated on a line-by-line basis".
- ITTIERRE S.p.A., ITF S.p.A., M.A.C. - Manifatture Associate Cashmere S.p.A., ALLISON S.p.A., ITC S.p.A., and GIANFRANCO FERRÉ S.p.A. set up IT RESEARCH S.c.r.l., with its registered office in Pettoranello di Molise (IS).
- C.I.M. - Compagnia Italiana Maglierie S.r.l. was wound up in advance.
- ALLISON S.p.A. sold its total investment in BIEMME S.r.l. to third parties.
- ITTIERRE S.p.A. set up ITTIERRE ACCESSORIES S.p.A., with its registered office in Pettoranello di Molise (IS).

IT HOLDING S.p.A., the holding company, is currently controlled by PA Investments S.A., a Luxembourg-based company with its office in Rue de L'Eau, 18 - Luxembourg.

On behalf of the Board of Directors
Tonino Perna
Chairman and Chief Executive Officer

Financial Statements

OF IT HOLDING S.P.A.

(In Euros)

Exhibit 32. Balance Sheets - Assets

				06/30/2003	12/31/2002	06/30/2002
A)			**SHARE CAPITAL PROCEEDS TO BE RECEIVED**			
	A2		Of which: called-up	-	-	87,439,891
			Total	-	-	**87,439,891**
B)			**FIXED ASSETS**			
	I.		**Intangible assets**			
		1	start up and expansion cost	2,060,254	2,360,853	1,925,104
		4	licenses, trademarks, and permits	2,456,503	2,922,878	3,284,318
		6	assets in formation and advances	3,865,745	3,770,890	3,219,321
		7	other	1,654,605	660,742	380,641
			Total	**10,037,107**	**9,715,363**	**8,809,384**
	II.		**Tangible assets**			
		2	plant and machinery	7,957	8,995	10,033
		3	industrial and commercial equipment	420	490	-
		4	other assets	610,723	734,716	734,572
			Total	**619,100**	**744,201**	**744,605**
	III.		**Long-term financial assets**			
		1	shareholdings in:			
		a)	subsidiaries	111,974,772	106,674,772	124,173,798
		d)	other	52	52	52
			total shareholdings	111,974,824	106,674,824	124,173,850
		2	Receivables:			
		a)	due from subsidiaries			
		a1)	due before 12 months	49,391,696	62,433,426	122,169,057
		a2)	due after 12 months	133,032,069	112,082,271	4,084,383
		d)	due from others			
		d1)	due before 12 months	30,909,440	9,146,472	-
		d2)	due after 12 months	49,973	49,989	45,798
			total receivables	213,383,178	183,712,158	126,299,238
		3	other securities	125,686,538	125,686,538	125,686,538
			Total	**451,044,540**	**416,073,520**	**376,159,626**
			TOTAL FIXED ASSETS	**461,700,747**	**426,533,084**	**385,713,615**

(In Euros)

				06/30/2003	12/31/2002	06/30/2002
C)			**CURRENT ASSETS**			
	II.		**Receivables**			
		1	trade:			
		1.1	due before 12 months	13,176	33,663	793,750
		2	subsidiaries:			
		2.1	due before 12 months	3,686,390	28,238,293	46,472,147
		4	parent companies:			
		4.1	due before 12 months	1,193	29,415	6,168
		5	due from others:			
		5.1	due before 12 months	18,978,883	19,784,369	6,655,119
			Total	**22,679,642**	**48,085,740**	**53,927,184**
	III.		**Marketable securities**			
		5	treasury shares	132,745	100,853	-
			Total	**132,745**	**100,853**	**-**
	IV.		**Cash and cash equivalents:**			
		1	bank and P.O. deposits	1,002,174	26,906,253	14,493,805
		3	cash on hand	7,582	7,582	7,747
			Total	**1,009,756**	**26,913,835**	**14,501,552**
			TOTAL CURRENT ASSETS	**23,822,143**	**75,100,428**	**68,428,736**
D)			**ACCRUED INCOME AND PREPAID EXPENSES**	**1,239,427**	**763,016**	**788,486**
			TOTAL ASSETS	**486,762,317**	**502,396,528**	**542,370,728**

(In Euros)

Exhibit 33. Balance Sheets - Liabilities

				06/30/2003	12/31/2002	06/30/2002
A)			SHAREHOLDERS' EQUITY			
	I		- Share capital	12,293,700	12,293,700	10,006,500
	II		- Share premium reserve	136,971,710	137,003,602	115,224,282
	IV		- Legal reserve	2,627,023	2,627,023	2,627,023
	V		- Reserve for treasury shares	132,745	100,854	-
	VII		- Other reserves:	4,691,405	4,691,405	6,513,069
		1	- extraordinary reserve	4,691,405	4,691,405	4,691,405
		2	- other	-	-	1,821,664
	VIII		- Retained earnings	6,998,341	18,314,046	18,314,045
	IX		- Net income for the period	(906,529)	(11,315,705)	(2,180,120)
			TOTAL	162,808,395	163,714,925	150,504,799
B)			PROVISIONS FOR CONTINGENCIES AND CHARGES			
		3	others	5,525,897	5,525,897	-
			TOTAL	5,525,897	5,525,897	-
C)			SEVERANCE PAY FUND	342,228	335,664	502,164
D)			ACCOUNTS PAYABLE			
	3		due to banks			
		3.1	due before 12 months	12,937,987	26,251,095	103,725,602
		3.2	due after 12 months	87,500,000	88,750,000	10,000,000
	6		due to suppliers			
		6.1	due before 12 months	1,732,090	2,301,877	4,820,673
	8		due to subsidiaries			
		8.1	due before 12 months	25,053,474	14,211,535	203,729,989
		8.2	due after 12 months	188,500,000	198,500,000	-
	10		due to parent companies			
		10.1	due before 12 months	49,415	13,984	67,892,591
	11		sums payable to taxation authorities			
		11.1	due before 12 months	180,535	-	-
	12		due to social security agencies			
		12.1	due before 12 months	57,113	13,686	16,002
	13		other accounts payable			
		13.1	due before 12 months	902,484	834,192	957,124
			TOTAL	316,913,098	330,876,369	391,141,981
E)			ACCRUED LIABILITIES AND DEFERRED INCOME	1,172,699	1,943,673	221,784
			TOTAL LIABILITIES	486,762,317	502,396,528	542,370,728

(In Euros)

MEMORANDUM ACCOUNTS			06/30/2003	12/31/2002	06/30/2002
A)		**PERSONAL GUARANTEE PROVIDED**			
	1	Guarantees and warrants to grant credit provided on behalf of:			
		third parties	241,237,822	235,413,829	39,897,308
		TOTAL	**241,237,822**	**235,413,829**	**39,897,308**
C)		**COMMITMENTS, RISKS, SALES AND PURCHASE COMMITMENTS AND OTHER MEMORANDUM ACCOUNT**			
	3	Notional principal on interest rate swaps	188,500,000	203,300,000	-
	4	Excess on factoring of receivables without recourse	58,000,000	20,000,000	-
		TOTAL	**246,500,000**	**223,300,000**	**-**
		TOTAL MEMORANDUM ACCOUNTS	**487,737,822**	**458,713,829**	**39,897,308**

Exhibit 34. Statements of Income *(In Euros)*

				06/30/2003	12/31/2002	06/30/2002
A)			**VALUE OF PRODUCTION**			
	1		revenues from sales and services	3,415,256	4,878,692	4,346,089
	5		other revenues and income:			
		5.2	sundry revenues	1,075,897	2,925,874	1,342,979
			TOTAL	**4,491,153**	**7,804,566**	**5,689,068**
B)			**COSTS OF PRODUCTION**			
	6		raw, ancillary, consumable materials and merchandise	16,827	161,672	70,566
	7		outside services	2,747,621	5,648,146	3,171,676
	8		use of third party assets	477,285	730,426	212,778
	9		personnel	1,229,855	3,114,571	1,460,377
		a)	wages and salaries	949,272	2,465,637	1,131,602
		b)	social security contributions	208,871	436,131	229,599
		c)	severance pay fund	67,226	212,803	99,176
		d)	other costs	4,486	-	-
	10		amortization/depreciation and write-downs:	1,368,666	3,516,087	1,903,256
		a)	intangible assets	1,240,426	3,276,111	1,784,650
		b)	tangible assets	128,240	239,976	118,606
	14		sundry operating costs	48,188	197,067	125,507
			TOTAL	**5,888,442**	**13,367,969**	**6,944,160**
			DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION	**(1,397,289)**	**(5,563,403)**	**(1,255,092)**

(In Euros)

				06/30/2003	12/31/2002	06/30/2002
C)			**FINANCIAL INCOME AND CHARGES**			
	15		income from shareholdings:			
		a)	subsidiaries	-	28,881,538	-
	16		other financial income:			
		a)	long-term receivables			
		a1)	subsidiaries	8,687,432	11,098,639	1,995,614
		b)	other long-term financial assets	284	569	-
		c)	marketable securities	1,235	352,904	347,732
		d)	other financial income			
		d3)	parent companies	-	187,479	187,479
		d4)	other parties	391,655	356,666	53,458
		d5)	gains on foreign exchange	7,874	24,758	6,163
			Total financial income	9,088,480	40,902,553	2,590,446
	17		interest and other financial charges:			
		a)	subsidiaries	2,665,748	2,924,859	327,665
		d)	other parties	5,861,230	10,573,377	3,925,697
		e)	losses on foreign exchange	45,109	2,353	15
			Total financial charges	8,572,087	13,500,589	4,253,377
			TOTAL	**516,393**	**27,401,964**	**(1,662,931)**
D)			**ADJUSTMENTS TO FINANCIAL ASSET VALUES**			
	19		write-downs:			
		a)	shareholdings	-	37,325,204	-
		c)	securities included under marketable securities	-	1,235	-
			Total revaluations	-	37,326,439	-
			TOTAL ADJUSTMENTS	-	**(37,326,439)**	-
E)			**EXTRAORDINARY ITEMS**			
	20		income:			
		a)	capital gains on the sale of assets	-	578,093	810,544
		c)	non-recurring gains	17,905	12,785	12,785
		d)	other items	21	474	367
			Total income	17,926	591,352	823,696
	21		charges:			
		c)	non-recurring losses	43,546	92,319	85,780
		d)	other items	13	414,449	13
			Total charges	43,559	506,768	85,793
			TOTAL EXTRAORDINARY ITEMS	**(25,633)**	**84,584**	**737,903**
			RESULT BEFORE TAXES	**(906,529)**	**(15,403,294)**	**(2,180,120)**
	22		income taxes:			
		a)	current taxes	-	318,130	-
		b)	deferred taxes	-	(4,405,719)	-
	26		**PRE-TAX INCOME (LOSS) FOR THE PERIOD**	**(906,529)**	**(11,315,705)**	**(2,180,120)**

Exhibit 35. Statement of Changes in Intangible Assets

(In thousands of Euros)

	2002 balances				
	Purchase cost	Revaluations	Accumulated amortization	Write-downs	Net opening balance
Start-up and expansion costs	5,795		2,889		2,906
Research, development, and advertising costs	18,947		9,392		9,555
Industrial patents and similar rights	323		42		281
Licenses, trademarks, and permits	264,181		35,482		228,699
Goodwill	19,910		5,846		14,064
Goodwill arising from consolidation	62,132		26,278		35,854
Assets in formation and advances	10,188				10,188
Other	43,385		15,190	18	28,177
Total	**424,861**	-	**95,119**	**18**	**329,724**

Exhibit 36. Statement of Changes in Tangible Assets

(In thousands of Euros)

	2002 balances				
	Purchase cost	Revaluations (a)	Accumulated depreciation	Write-downs	Net opening balance
Land and buildings	32,959	166	6,963		26,162
Plant and machinery	21,461		10,478		10,983
Industrial and commercial equipment	6,339		3,721		2,618
Other assets	32,729		18,113	57	14,559
Assets in formation and advances	745				745
Total	**94,233**	**166**	**39,275**	**57**	**55,067**

Changes during the period								Net closing balance
Additions	Reclassifications	Sales and disposals	Revaluations	Amortization	Write-downs	Exchange difference	Changes in the cons. area	
73		9		469				2,501
2,214		4		2,038		(35)		9,692
100				22				359
710	58			7,569		14		221,912
				1,844		(60)	10,112	22,272
				2,487		(58)	(211)	33,098
2,319	(2,554)	142						9,811
7,250	2,496	520		3,434		(790)	2,103	35,282
12,666	**-**	**675**	**-**	**17,863**	**-**	**(929)**	**12,004**	**334,927**

Changes during the period								Net closing balance	Total revaluation at year-end (a+b)
Additions	Reclassifications	Sales and disposals	Exchange difference	Change in consolidation area	Revaluations (b)	Depreciation	Write-downs		
		7		555		(138)	(6)	25,456	166
425		69		1,219			(188)	9,932	
831	76	20		794		(2)	(35)	2,674	
1,914	222	93		2,115		(131)	10	14,366	
249	(298)							696	
3,419	**-**	**189**	**-**	**4,683**	**-**	**(271)**	**(219)**	**53,124**	**166**

Exhibit 37. Statement of Change in Consolidation Shareholders' Equity at June 30, 2003

(In thousands of Euros)

	Balance at 12/31/2001	Allocation of net income	Dividend distribution	Purchase of treasury shares
Shareholders' equity attributable to the Group:				
Share capital	12,294			
Share premium reserve	137,004			(31)
Legal reserve	2,627			
Reserve for treasury shares	102			31
Extraordinary reserve	4,691			
Other reserves:				
- consolidation reserve	30,015			
- translation reserve	(511)			
- other	682			
Retained earnings (losses) carried forward	54,834	5106		
Net income (loss) for the period/year	5,106	(5,106)		
Total group interest in shareholders' equity	**246,844**	-	-	-
Minority interest in shareholders' equity:				
Minority interest in capital and reserves	1,406	(584)		
Minority interest in income (loss)	(584)	584		
Total minority interest in shareholders' equity	**822**	-	-	
Total shareholders' equity	**247,666**	-	-	-

Exhibit 38. Number of Employees

Category	Number at 06/30/2003	Average number at 06/30/2003	Number at 12/31/2002	Average number at 12/31/2002	Number at 06/30/2002	Average number 06/30/2002
Executives	65	74.53	61	65.79	65	67.10
Office staff	1380	1337.95	1,259	1,296.88	1,339	1,362.67
Workers	685	683.83	734	729.17	704	704.83
Total	**2,130**	**2,096.31**	**2,054**	**2,091.84**	**2,108**	**2,134.60**

Share capital increase	Translation difference	Capital grants received	Other changes	Net income	Balance at 12/31/2002
					12,294
					136,973
					2,627
					133
					4,691
					30,015
	(644)				(1,155)
					682
					59,940
				1263	1,263
-	**(644)**	**-**	**-**	**1,263**	**247,463**
	(31)				791
				(329)	(329)
	(31)		**-**	**(329)**	**462**
-	**(675)**	**-**	**-**	**934**	**247,925**

Exhibit 39. Consolidated Statements of Cash Flows

(In thousands of Euros)

	06/30/2002	12/31/2002
Cash flows from operating activities:		
• Net income	1,263	5,106
• Adjustments made to reconcile net income with variations in cash flow from operating activities:		
- Net income (loss) attributable to minority interests	(329)	(584)
- Amortization/depreciation	22,546	42,484
- Severance pay fund	1,909	3,867
- Provision for other long-term liabilities	1,176	2,308
• Effect of the changes in operating activities:		
- Trade receivables	37,543	(49,305)
- Due from parent companies	(185)	(929)
- Other receivables	(10,483)	(27,348)
- Inventories	(26,768)	(16,865)
- Accrued income and prepaid expenses	(8,437)	(22,223)
- Due from group companies and related parties	900	(629)
- Net assets held for sale	-	-
- Purchase (sale) of treasury shares	(31)	2,625
- Other assets	(19,063)	(10,624)
- Suppliers	4,633	14,865
- Sums payable to taxation authorities	237	13,262
- Accrued liabilities, deferred income and other current liabilities	217	22,528
- Due to group companies and related parties	(1,863)	3,079
- Due to parent companies	35	(54)
- Other long-term liabilities	(3,281)	790
Change in cash flow from operating activities	**19**	**(17,647)**
Cash flow from investing activities:		
• Sales of (additions to) tangible assets	(2,740)	(11,069)
• Sales of (additions to) intangible assets	(23,335)	(210,426)
• Goodwill arising on consolidation	269	(106)
• Changes in consolidation reserves	-	(80)
• Changes in shareholdings	6,353	(5,580)
• Sales of (additions to) securities	36	7,154
Change in cash flow from investing activities	**(19,417)**	**(220,107)**
Cash flows from financing activities:		
• Change in short-term financial payables	1,355	(119,269)
• Receipt (repayment) of loans	(1,749)	49,712
• Receipt (repayment) of bond	-	200,000
• Change in translation reserves	(675)	(2,820)
• Due from shareholders	-	735
• Share capital increase	-	109,786
Change in cash flow from financing activities	**(1,069)**	**238,144**
Increase (decrease) in cash and cash equivalents	**(20,467)**	**390**
Cash and cash equivalents - opening balance	**46,979**	**46,589**
Cash and cash equivalents - closing balance	**26,512**	**46,979**

Exhibit 40. Companies Owned by IT HOLDING S.p.A.

(In thousands of Euros)

Company	Registered office	Share/quota capital *(In thousands of Euro unless otherwise indicated)*	% of direct ownership *% of ownership*
IBEX 2001 S.p.A.	Milano - I	100,000	90.00%
ITF S.p.A.	Milano - I	5,200,000	
ITF USA Inc.	New York - NY - USA	USD 500.000	
FERRÉ FINANCE S.A.	Lussemburgo - L	125,000	100.00%
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	33,540,000	100.00%
GENTRYPORTOFINO S.p.A.	Pettoranello di Molise (IS) - I	100,000	
ELITE S.r.l.	Pettoranello di Molise (IS) - I	46,481	
ITC S.p.A.	Pettoranello di Molise (IS) - I	2,580,000	
HYPSOS S.r.l.	Pettoranello di Molise (IS) - I	104,000	0.05%
IT RESEARCH S.c.a.r.l.	Pettoranello di Molise (IS) - I	100,000	
ITTIERRE ACCESORIES S.p.A.	Pettoranello di Molise (IS) - I	120,000	
IT FINANCE AND TRADING B.V.	Amsterdam - NL	4,785,160	
ITTIERRE FRANCE S.A.	Paris - F	1,458,000	
M.A.C. FRANCE E.u.r.l.	Paris - F	1,060,000	
GIANFRANCO FERRÉ FRANCE E.u.r.l.	Paris - F	400,000	
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	18,160	
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	10,330	
ITTIERRE MODEN GmbH	Düsseldorf - D	64,000	
M.A.C. DEUTSCHLAND GmbH	Düsseldorf - D	255,750	
M.A.C. MARBELLA S.L.	Malaga - E	100,200	
M.A.C. UK Ltd.	London - GB	GBP 1.530.660	
GIANFRANCO FERRÉ UK Ltd.	London - GB	GBP 757.686	
ITTIERRE SUISSE GmbH	Mendrisio - CH	CHF 250.000	
FAR IT Ltd.	Hong Kong - HK	HK$ 500.000	
QUARTERMAIN Ltd.	Hong Kong - HK	HK$ 1.000	
IT HOLDING USA Inc.	New York - NY - USA	USD 200.000	
IT USA Inc.	New York - NY - USA	USD 200.000	
MANIFATTURE ASSOCIATE CASHMERE USA Inc.	New York - NY - USA	USD 50.000	
M.A.C. SOHO Llc.	New York - NY - USA	USD 584.062	
M.A.C. MADISON Llc.	New York - NY - USA	USD 2.980.873	
M.A.C. COLORADO Llc.	Denver - CO - USA	USD 608.389	
M.A.C. BAL HARBOUR Llc.	Tallahassee - FL - USA	USD 489.470	
M.A.C. PALM BEACH Llc.	Tallahassee - FL - USA	USD 437.168	
M.A.C. CHICAGO Llc.	Springfield - IL - USA	USD 722.993	
M.A.C. CLINTON Llc.	Hartford - CT- USA	USD 491.931	
M.A.C. WOODBURY Llc.	New York - NY - USA	USD 380.191	
GIANFRANCO FERRÉ HOLDINGS Inc.	Wilmington - DE - USA	USD 5.500.000	
GIANFRANCO FERRÉ USA Inc.	New York - NY - USA	USD 1.000.000	
FIRST N.Y. BOUTIQUE Inc.	New York - NY - USA	USD 1.500.000	
FIRST P.B. BOUTIQUE Inc.	Tallahassee - FL - USA	USD 500.000	
FIRST RODEO Corp.	Beverly Hills - CA - USA	USD 600.000	
MALO S.p.A.	Campi Bisenzio (FI) - I	5,200,000	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	Campi Bisenzio (FI) - I	2,580,000	100.00%
P.A.F. - Pelletterie Artigiane Fiorentine S.r.l.	Campi Bisenzio (FI) - I	100,000	
GIGLI S.p.A.	Pettoranello di Molise (IS) - I	520,000	100.00%
V2I HOLDING S.A.	Lussemburgo - L	3,235,090	
EUROHOLDING FASHION S.A.	Lussemburgo - L	CHF 150.000	
INTERSTYLE HOLDING S.A.	Lussemburgo - L	CHF 2.600.000	
MODA BRAND HOLDING S.A.	Lussemburgo - L	CHF 300.000	
GF MONTAIGNE S.a.s.	Paris - F	1,993,750	100.00%
ALLISON S.p.A.	Padova - I	1,702,800	100.00%
ALLISON EYEWEAR Inc.	Los Angeles - CA - USA	USD 375.000	
ALLISON CANADA Inc.	North York - Ontario - CANADA	CAD 95.000	
DESIL S.p.A.	Domegge di Cadore (BL) - I	490,400	
NEOMETAL OPTIK S.p.A.	Domegge di Cadore (BL) - I	520,000	
FINANCIÈRE MELPAR HOLDING S.A.	Lussemburgo - L	13,720,400	99.99%
GIANFRANCO FERRÉ S.p.A.	Milano - I	6,750,000	
NUOVA ANDREA FASHION S.p.A.	Milano - I	1,800,000	

All shareholdings are owned - Companies in liquidation and those in which the percentage of ownership is less than 1% are not included

Parent company	% of indirect ownership	% of ownership
IBEX 2001 S.p.A.		80,00%
ITF S.p.A.		100,00%
ITTIERRE S.p.A.		100,00%
ITTIERRE S.p.A.		100,00%
ITTIERRE S.p.A.		100,00%
ITTIERRE S.p.A.		99,95%
ITTIERRE S.p.A.		17,50%
ITC S.p.A.		16,50%
ITF S.p.A.		16,50%
GIANFRANCO FERRÉ S.p.A.		16,50%
ALLISON S.p.A.		16,50%
M.A.C. - Manifatture Associate Cashmere S.p.A.		16,50%
ITTIERRE S.p.A.		100,00%
ITTIERRE S.p.A.		100,00%
IT FINANCE AND TRADING B.V.		99,994%
ITTIERRE S.p.A.		0,001%
HYPSOS S.r.l.		0,001%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
HOBBYMARKT WASSENAAR B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
IT FINANCE AND TRADING B.V.		99,90%
IT USA HOLDING Inc.		100,00%
IT USA HOLDING Inc.		100,00%
MAC USA Inc.		100,00%
MAC USA Inc.		100,00%
MAC USA Inc.		100,00%
MAC USA Inc.		100,00%
MAC USA Inc.		100,00%
MAC USA Inc.		100,00%
MAC USA Inc.		100,00%
MAC USA Inc.		100,00%
IT FINANCE AND TRADING B.V.		100,00%
GIANFRANCO FERRE' HOLDINGS Inc.		100,00%
GIANFRANCO FERRE' HOLDINGS Inc.		100,00%
FIRST N.Y. BOUTIQUE Inc.		100,00%
FIRST N.Y. BOUTIQUE Inc.		100,00%
M.A.C. - Manifatture Associate Cashmere S.p.A.		100,00%
GIGLI S.p.A.		100,00%
V2I HOLDING S.A.		80,00%
V2I HOLDING S.A.		80,00%
V2I HOLDING S.A.		80,00%
ALLISON S.p.A.		86,66%
ALLISON S.p.A.		80,00%
ALLISON S.p.A.		100,00%
ALLISON S.p.A.		40,00%
MELPAR HOLDING S.A.		100,00%
[illegible] A.		100,00%

Independent Auditors' Report

TO THE CONSOLIDATED FINANCIAL STATEMENTS

in accordance with article 156 of legislative decree no. 58 of February 24, 1998

KPMG

Revisione e organizzazione contabile

[illegible]

[illegible]

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
IT Holding S.p.A.

1 We have reviewed the consolidated balance sheet, the consolidated profit and loss account and the relative notes of the IT Holding group as at and for the six months ended 30 June 2003, which are included in the half year report of IT Holding S.p.A. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review of the half year reports of certain subsidiaries, representing approximately 10% and 11% of consolidated assets and consolidated revenues respectively, has been performed by other auditors who provided us with their reports thereon. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual consolidated financial statements, we do not express an opinion on the half year report.

3 With regard to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 9 April 2003 and 31 October 2002.

4 Based on our review, we are not aware of any material modifications or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with Consob guidelines governing preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

5. We draw your attention to the following matters:

5.1 As described in the half year report, the parent company availed itself of the option permitted by point 7 of article 81 of the Consob guidelines adopted with resolution no. 11971 of 14 May 1999 and subsequent modifications and integrations, and presented the result for the period gross of taxes.

5.2 With reference to the legal proceedings brought about by Trussardi S.p.A. and disclosed in the half year report, a guarantee agreement exists which holds IT Holding S.p.A. and its subsidiaries harmless from any negative effects deriving from events which occurred prior to 31 December 1996.

Naples, 12 September 2003

KPMG S.p.A.

(Signed on the original)

Giovanni Enrico Esposito
Director of Audit

Company Headquarters

IT Holding S.p.A.
Corso Monforte, 30
20122 Milano - Italia
Tel. +39 02763039.1
Fax +39 02780016

Registered Office

IT Holding S.p.A.
Zona Industriale
86090 Pettoranello di Molise (IS)
Italia
Tel. +39 0865446.1
Fax +39 0865460290

IT Holding Shares

IT Holding shares are listed on Milano Stock Exchange ITH IM (Bloomberg) ITH.MI (Reuters), ISIN IT0001165049, ADR Level I: ITHJY

Financial Results

IT Holding releases its quarterly financial results also on www.itholding.com

Analysts and Investors

Investors and securities analysts should contact the Investor Relations Officer
Giovanni Paese
giovanni_paese@itholding.it

Financial Media

Financial media should contact:
Federico Steiner
f.steiner@barabino.it
Niccolò Moschini
n.moschini@barabino.it
Barabino & Partners
Foro Buonaparte, 22
20121 Milano - Italia
Tel. +39 0272023535
Fax +39 028900519

Independent Auditors

KPMG S.p.A.
Via F. Caracciolo, 17
80122 Napoli - Italia
Tel. +39 081660785
Fax +39 081662752

SHAREHOLDER INFORMATION

CORPORATE INFORMATION

Board of Directors

Chairman and Chief Executive Officer	Tonino Perna
Executive Deputy Chairman	Luca Solca
Directors	Antonio Di Pasquale
	Bruno Assumma
	Claudio Demattè
	Salvatore Vicari

Board of Statutory Auditors

Chairman	Mario Guerrisi
Statutory Auditors	Marco Giuseppe Maria Rigotti
	Simone Feig
Alternate Auditors	Valerio Pier Giuseppe Piacentini

IT Holding Investor Relations Department and
IT Holding Comunicazione
edited this Half Year Report.

Printed by: Abete Venturini Polo Grafico S.p.A.
October 2003

IT HOLDING

INTERIM REPORT 2003

2003 Third Quarter Report

TABLE OF CONTENTS*

*** Translation from the Italian original which remains the definitive version.**

1. VALUATION CRITERIA AND ACCOUNTING POLICIES

The 2003 third quarter report has been prepared in accordance with the guidelines issued by CONSOB, introduced with article 82 of regulation no. 11971 of May 14, 1999 and subsequent modifications, implementing Legislative decree no. 58 of February 24, 1998.

For comparative purposes, income statement figures are provided for the first nine months and the third quarter of 2003 against figures for the same periods of 2002.

Taxation pertaining to the 2003 periods and same 2002 periods is not considered.

Details of the Group's net financial position at September 30, 2003 are compared with the corresponding figures at December 31, 2002 and June 30, 2003.

The valuation criteria and accounting policies adopted in preparing the consolidated schedules at September 30, 2003 are in line with those used for the consolidated financial statements at December 31, 2002.

The third quarter schedules have not been audited.

2. GROUP PERFORMANCE

Group structure

The structure of IT HOLDING Group at September 30, 2003 was as follows:

Exhibit 1. IT HOLDING Group


IT HOLDING S.p.A.
FERRÉ FINANCE S.A.
100%
ITF S.p.A.
ITF USA Inc.
GENTRY PORTOFINO S.p.A.
100%
ITC S.p.A.
100%
HYPSOS S.r.l.
100%
IT FINANCE AND TRADING B.V.
100%
M.A.C. - Manifatture Associate Cashmere S.p.A.
100%
P.A.F. - Pelletteria Artigiana Fiorentina S.r.l.
C.I.M. - Compagnia
(in liquidation)
M.A.C. FRANCE
GIANFRANCO FERRÉ FRANCE
HOBBYMARKT WASSENAAR B.V.
MAGIC STYLE S.r.l.
M.A.C. DEUTSCHLAND GmbH
M.A.C. UK Ltd.
GIANFRANCO FERRÉ UK Ltd.
M.A.C. JAPAN Inc.
(in liquidation)
QUARTERMAIN Ltd.
IT HOLDING USA Inc.
100%
IT USA Inc.
MANIFATTURE ASSOCIATE CASHMERE USA Inc.
GIANFRANCO FERRÉ HOLDINGS Inc.
GIANFRANCO FERRÉ USA Inc.
FIRST P.B. BOUTIQUE Inc.
FIRST RODEO Corp.
MAC Soho Llc.
MAC Madison Llc.
GIOLI S.p.A.
100%
VZI HOLDING S.A.
EUROHOLDING FASHION S.A.
INTERSTYLE HOLDING S.A.
MODA BRAND HOLDING S.A.
ALLISON S.p.A.
100%
ALLISON EYEWEAR Inc.
ALLISON CANADA Inc.
DYSIL S.p.A.
100%
FINANCIÈRE MELFAN HOLDING S.A.
GIANFRANCO FERRÉ S.p.A.
100%
NUOVA ANDREA FASHION S.p.A.
100%
GF MANUFACTURING S.r.l.
100%
(in liquidation)
MADE FERRÉ S.r.l.
100%
(in liquidation)

First nine months

Exhibit 2. Condensed Consolidated Statement of Income

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Net revenues	**520.863**	**100,0**	**506.555**	**100,0**	**2,8**
of which royalty income	9.566	1,8	13.281	2,6	(28,0)
COGS	(198.056)	38,0	(207.014)	40,9	(4,3)
Gross profit	**322.807**	**62,0**	**299.541**	**59,1**	**7,8**
SG&A	(259.373)	49,8	(237.888)	47,0	9,0
EBITDA	**63.434**	**12,2**	**61.653**	**12,2**	**2,9**
Amortization/depreciation	(20.852)	4,0	(18.142)	3,6	14,9
EBITA (1)	**42.582**	**8,2**	**43.511**	**8,6**	**(2,1)**
Goodwill and trademark amortization	(13.486)	2,6	(12.794)	2,5	5,4
EBIT	**29.096**	**5,6**	**30.717**	**6,1**	**(5,3)**
Financial income (charges)	(28.687)	5,5	(15.300)	3,0	87,5
Extraordinary income (charges)	596	n/m	(3.344)	n/m	117,8
Income before minority interests	**1.005**	**n/m**	**12.073**	**1,2**	**n/m**
Minority interests in net (income) loss	516	n.s.	1.151	n.s.	(55,2)
Pre-tax income	1.521	n.s.	13.224	2,6	(88,5)
Adjusted pre-tax income (2)	15.007	2,9	26.018	5,1	(42,3)
EPS adjusted (3)	0,06		0,11		

n/m: not meaningful

The results of the IT Holding Group (Exhibit 2) show an increase in net revenues to Euro 520,863 thousand, up 2.8% versus the first nine months of 2002.

For the purposes of analyzing the two periods, had the consolidation area and exchange rates remained unvaried, the increase in net revenues in the first nine months of the year would have increased by approximately 7.7% versus the same period of 2002.

During that period, revenues from the ready-to-wear and accessories collections of the Romeo Gigli, Gigli and Husky brands were almost entirely generated on the Italian market. Those brands are now licensed to third parties.

(1) Earnings before goodwill and trademark amortization, interest, and taxes is an indicator used in the luxury goods industry to compare the profitability of companies that have grown through brand acquisitions (i.e. multi-brand companies) against other mono-brand companies.
(2) Pre-tax income pertaining to the Group including goodwill and trademark amortization.
(3) The pre-tax income mentioned in point 2) was divided by the average number of outstanding shares during the period, net of treasury shares held by IT HOLDING S.p.A.. At September 30, 2002, this index, known as adjusted EPS (earnings per share), amounted to 245,700,000, while at September 30, 2003, it was 245,816,298.

Exhibit 3. Net Revenues by Division

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Ready-to-wear and accessories	462,698	88.8	443,913	87.6	4.2
Eyewear	37,183	7.1	45,324	8.9	(18.0)
Perfume	15,192	2.9	7,480	1.5	103.1
Royalty income	9,566	1.8	13,281	2.6	(28.0)
Interdivisional	(3,776)	n/m	(3,443)	n/m	9.7
Net revenues	**520,863**	**100.0**	**506,555**	**100.0**	**2.8**

n/m: not meaningful

Despite unfavorable exchange rate trends and changes in the consolidation area, the ready-to-wear and accessories division showed a 4.2% increase in net revenues (Exhibit 3) on the same period of 2002. Overall, this division accounted for 88.8% of consolidated revenues in the first three quarters, compared to 87.6% in the first three quarters of the previous year. Eyewear revenues fell 18.0%, representing 7.1% of consolidated revenues in the period. This was following the sharp slowdown in demand, which was widespread throughout the sector. Perfume sales reached Euro 15,192 thousand, up 103.1%, also as a result of the outstanding performance of the "Roberto Cavalli" women's fragrance and the launch of the "Romeo Gigli" perfume for women and "Roberto Cavalli Man".

Exhibit 4. Net Revenues by Region

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Italy	214,323	41.1	203,648	40.2	5.2
Europe *	184,853	35.5	171,400	33.8	7.8
Americas	57,983	11.1	58,184	11.5	n/m
Far East and Japan	37,377	7.2	41,845	8.3	(10.7)
Rest of the world	16,761	3.2	18,197	3.6	(7.9)
Royalty income	9,566	1.8	13,281	2.6	n/m
Net revenues	**520,863**	**100.0**	**506,555**	**100.0**	**2.8**

* without Italy

n/m: not meaningful

Net revenues in Italy (Exhibit 4) rose 5.2% to Euro 214,323 thousand, and accounted for 41.1% of consolidated revenues, making Italy once again the Group's most important country in terms of sales. Net revenues of European countries (excluding Italy) amounted to Euro 184,853 thousand, up 7.8% on the Euro 171,400 thousand of the first nine months of 2002. Despite adverse exchange rate trends, sales in the Americas were

substantially steady at Euro 57,983 thousand, while slipping 10.7% in the Far East and Japan from Euro 41,845 thousand to Euro 37,377 thousand following the Group's change to a new partner for the distribution of the Gianfranco Ferré collections.

Exhibit 5. Net Revenues by Distribution Channel

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Wholesale	479,244	92.0	462,099	91.2	3.7
Retail	32,053	6.2	31,175	6.2	2.8
Royalty income	9,566	1.8	13,281	2.6	(28.0)
Net revenues	**520,863**	**100.0**	**506,555**	**100.0**	**2.8**

Net revenues broken down by distribution channel (Exhibit 5) show that the Group's retail network, including 33 directly operated stores and six factory outlets at September 30, 2003, rose 2.8% to Euro 32,053 thousand from Euro 31,175 thousand in the first nine months of 2002. This was also thanks to the contribution of the Gianfranco Ferré boutique in Paris, which opened at the beginning of the year. The first nine months of 2003 also saw an increase in sales to independent customers and franchised boutiques, which remained the Group's main distribution channel with net revenues of Euro 479,244 thousand, up 3.7% on the Euro 462,099 thousand of the first nine months of 2002. This channel accounted for 92.0% of consolidated net revenues in the period.

Exhibit 6. Net Revenues by Brand

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Ferré	82,694	15.9	72,249	14.3	14.5
Other owned brands	86,095	16.5	105,980	20.9	(18.8)
Licensed brands	342,508	65.8	315,045	62.2	8.7
Royalty income *	9,566	1.8	13,281	2.6	(28.0)
Net revenues	**520,863**	**100.0**	**506,555**	**100.1**	**2.8**

* of which Ferré 6,271 at 30.09.2003 and 10,370 at 30.09.2002

Owned and licensed brands (Exhibit 6) may be analyzed as follows.

During the first nine months of 2003, Ferré brand sales, which include revenues from sales of the ready-to-wear, youth, leather accessories, eyewear, and perfume collections, reached Euro 82,694 thousand, added to Group royalties of Euro 6,271 thousand from third party licensees, for a total of Euro 88,965 thousand. This was 7.7% higher than the Euro 82,619 thousand of the same period of 2002, partly due to the strong performance of

ready-to-wear sales and despite the drop in royalty income. The decrease in royalties was the natural consequence of the Group's decision to coordinate Ferré brand production and distribution in-house. The benefits of this internalization – in terms of increased revenues – will begin to be seen in the fourth quarter. Other owned brand sales were down 18.8% to Euro 86,095 thousand in the first three quarters, partly due to the licensing and sublicensing of the Romeo Gigli, Gigli, and Husky collections to third parties. Other owned brands represented 16.5% of total revenues. Lastly, licensed brands generated net revenues of Euro 342,508 thousand, up 8.7%, and accounted for 65.8% of total sales. This growth confirms the strength of the youth collections despite the flat macroeconomic and sectorial trends, especially in the E.U..

In terms of profitability (Exhibit 2), the Group's gross profit increased considerably, to 62.0% of net revenues, versus 59.1% in the first nine months of the previous year, thanks to an improvement in production efficiency and a change in the sales mix.

EBITDA as a percentage of net sales was 12.2%, in line with the same period of the previous year, but up 2.9% in absolute terms, following the performance of revenues, which rose to Euro 63,434 thousand from Euro 61,653 thousand, mainly due to the improved production efficiency which offset higher advertising expenses to support the Gianfranco Ferré ready-to-wear collection and the GF Ferré youth collection and to higher royalties recognized to licensors, following the renewal of license agreements. In particular, from Spring/Summer 2004, the GF Ferré branch will replace both the Ferré Jeans and GFF lines, which were previously licensed to third parties. Amortization and depreciation totaled Euro 20,852 thousand, up 14.9% on the Euro 18,142 thousand of the first nine months of 2002, following investments made to expand and restructure the direct distribution network of Ferré brand stores.

Accordingly, EBITA, before the amortization of trademarks and goodwill, amounted to Euro 42,582 thousand, down 2.1% on the same period of 2002. This was primarily due to the investments in trademarks mentioned above. Net of goodwill and trademark amortization amounting to Euro 13,486 thousand (first nine months of 2002: Euro 12,794 thousand), EBIT was for the most part in line with the same period of the previous year.

Financial charges amounted to Euro 28,687 thousand, compared to Euro 15,300 thousand in the first nine months of 2002. The increase was due to the rise in average indebtedness of the period, mainly following higher

spreads on loans and the effects of the FERRÉ Group acquisition, which was partly financed by a Euro 200,000 thousand bond issue in May 2002, accruing interest at a fixed rate of 7%. Moreover, the beginning of the securitization of trade receivables generated additional financial charges exceeding Euro 5 million, for the discount of receivables sold without recourse on a flat rather than pro rata basis. This generated a rise in financial charges which was more than proportional to the increase in Group debt. Cuts in money market rates only partially offset these increases.

Net financial charges included net losses on foreign exchange of Euro 2,766 thousand, up from the Euro 688 thousand of the first three quarters of 2002. Such losses were mainly a result of the strengthening of the Euro against the US dollar and British pound, the effects of which were only partially offset by the Group's hedging contracts.

Accordingly, pre-tax income amounted to Euro 1,521 thousand, versus Euro 13,224 thousand for the first nine months of 2002.

The condensed statements of income below provide an analysis of the Group's performance by division.

Ready-to-Wear and Accessories Division

Exhibit 7. Condensed Statements of Income

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Net revenues	**472.264**	**100,0**	**457.194**	**100,0**	**3,3**
of which royalty income	9.566	2,0	13.281	2,9	(28,0)
COGS	(177.243)	37,5	(182.552)	39,9	(2,9)
Gross profit	**295.021**	**62,5**	**274.642**	**60,1**	**7,4**
SG&A	(232.521)	49,2	(215.674)	47,2	7,8
EBITDA	**62.500**	**13,2**	**58.968**	**12,9**	**6,0**
Amortization/depreciation	(17.375)	3,7	(15.311)	3,3	13,5
EBITA	**45.125**	**9,6**	**43.657**	**9,5**	**3,4**
Goodwill and trademark amortization	(12.940)	2,7	(12.232)	2,7	5,8
EBIT	**32.185**	**6,8**	**31.425**	**6,9**	**2,4**
Financial income (charges)	(25.410)	5,4	(13.900)	3,0	82,8
Extraordinary income (charges)	1.073	n/m	(3.255)	n/m	133,0
Income before minority interests	**7.848**	**1,7**	**14.270**	**3,1**	**n/m**
Minority interests in net (income) loss	380	n/m	364	n/m	4,4
Pre-tax income	8.228	1,7	14.634	3,2	(43,8)
n/m: not meaningful					

Profitability trends in the ready-to-wear and accessories division (Exhibit 7) largely reflected trends discussed above at consolidated level.

This division confirmed itself as the Group's main source of revenues with net revenues up 3.3% to Euro 472,264 thousand. There was no change in this division's incidence on total revenues.

A geographic breakdown of net revenues for the ready-to-wear and accessories division is presented below:

Exhibit 8. Net Revenues by Region

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Italy	192,923	40.9	183,470	40.1	5.2
Europe *	171,749	36.4	163,536	35.8	5.0
Americas	49,376	10.5	47,575	10.4	3.8
Far East and Japan	35,497	7.5	39,012	8.5	(9.0)
Rest of the world	13,153	2.8	10,320	2.3	27.5
Royalty income	9,566	2.0	13,281	2.9	(28.0)
Net revenues	**472,264**	**100.0**	**457,194**	**100.0**	**3.3**

* without Italy

The geographical analysis of net revenues highlights a considerable strengthening on all of the Group's main markets (Exhibit 8).

Eyewear Division

Exhibit 9. Condensed Statements of Income

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Net revenues	**37.183**	**100,0**	**45.324**	**100,0**	**(18,0)**
of which royalty income	26	n/m	-	n/m	n/m
COGS	(16.870)	45,4	(22.151)	48,9	(23,8)
Gross profit	**20.313**	**54,6**	**23.173**	**51,1**	**(12,3)**
SG&A	(20.744)	55,8	(19.337)	42,7	7,3
EBITDA	**(431)**	**1,2**	**3.836**	**8,5**	**(111,2)**
Amortization/depreciation	(2.445)	6,6	(2.584)	5,7	(5,4)
EBITA	**(2.876)**	**7,7**	**1.252**	**2,8**	**(329,7)**
Goodwill and trademark amortization	(274)	n/m	(290)	0,6	n/m
EBIT	**(3.150)**	**8,5**	**962**	**2,1**	**(427,4)**
Financial income (charges)	(2.636)	7,1	(1.329)	2,9	98,3
Extraordinary income (charges)	(459)	n/m	(87)	n/m	n/m
Income before minority interests	**(6.245)**	**16,8**	**(454)**	**1,0**	**n.s.**
Minority interests in net (income) loss	71	n/m	490	n/m	n/m
Pre-tax income (loss)	**(6.174)**	**16,6**	**36**	**n/m**	**n/m**

n/m: not meaningful

The results for the period of this division (Exhibit 9) reflect the slump throughout the sector. In line with other eyewear Groups, the ALLISON Group has seen its sales volumes drop during the first three quarters. Net revenues have slipped 18.0% to Euro 37,183 thousand from the Euro 45,324 thousand of the same period of 2002.

A geographic breakdown of net revenues for the eyewear division is presented below:

Exhibit 10. Net Revenues by Region

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Italy	16,572	44.6	17,584	38.8	(5.8)
Europe *	10,676	28.7	9,373	20.7	13.9
Americas	5,810	15.6	10,610	23.4	(45.2)
Far East and Japan	1,706	4.6	2,832	6.2	(39.8)
Rest of the world	2,393	6.4	4,925	10.9	(51.4)
Royalty income	26	n/m	-	n/m	n/m
Net revenues	**37,183**	**100.0**	**45,324**	**100.0**	**(18.0)**

* without Italy

n/m: not meaningful

The geographical breakdown of net revenues (Exhibit 10) shows European countries performing well (+13.9%), with net revenues up to Euro 10,676 thousand versus Euro 9,373 thousand in the same period of 2002, thanks to the consolidation of the sales network. Gross profit, which slipped Euro 2,860 thousand in absolute terms, improved as a percentage of net revenues, rising from 51.1% in the first three quarters of 2002 to 54.6%. This was due to the improvement in production efficiency. Nonetheless, EBITDA[1] decreased, primarily due to costs to relocate to the new offices in Padova, the increase in sales personnel beginning in the second half of 2002, and the advertising efforts made for the launch of the Gianfranco Ferré, GF Ferré, Vivienne Westwood, Les Copains, and John Richmond collections.

The pre-tax loss for the first nine months of 2003, net of higher financial charges in relation to the variation in working capital, amounted to Euro 6,174 thousand, against a substantial break-even in first nine months of 2002.

Perfumes Division

Exhibit 11. Condensed Statements of Income

(In thousands of Euros)	09/30/2003 (nine months)	% of net revenues	09/30/2002 (nine months)	% of net revenues	% Increase (Decrease)
Net revenues	**15,192**	**100.0**	**7,480**	**100.0**	**103.1**
COGS	(4,154)	27.3	(2,369)	31.7	75.3
Gross profit	**11,038**	**72.7**	**5,111**	**68.3**	**116.0**
SG&A	(9,673)	63.7	(6,261)	83.7	54.5
EBITDA	**1,365**	**9.0**	**(1,150)**	**15.4**	**218.7**
Amortization/depreciation	(1,032)	6.8	(247)	3.3	317.8
EBITA	**333**	**2.2**	**(1,397)**	**18.7**	**123.8**
EBIT	**333**	**n/m**	**(1,397)**	**n/m**	**n/m**
Financial income (charges)	(641)	(15.4)	(71)	n/m	802.8
Extraordinary income (charges)	(18)	(0.4)	(1)	n/m	n/m
Income before minority interests	**(326)**	**n/m**	**(1,469)**	**n/m**	**n/m**
Minority interests in net (income) loss	65	n/m	296	n/m	n/m
Pre-tax income (loss)	**(261)**	**(6.3)**	**(1,173)**	**(49.5)**	**77.7**

n/m: not meaningful

This division is headed by ITF S.p.A., the Group's perfume business development vehicle. ITF S.p.A. licenses the perfume and cosmetic collections of many brands, including the Group brands Romeo Gigli and Gianfranco

[1] *EBITDA is considered rather than EBITA due to the scarce importance of amortization and depreciation from the acquisition of trademarks in this division.*

Ferré and the Roberto Cavalli brand. It also has other distribution agreements.

This division generated net revenues (Exhibit 11) of Euro 15,192 thousand, following the outstanding success of the fragrance launches during the period.

As regards profitability, margins improved considerably thanks to strong sales trends. The post-launch development of the "Essence d'eau - Gianfranco Ferré", "Incanto - Salvatore Ferragamo", and "Romeo Gigli" women's fragrances and the "Roberto Cavalli Man" fragrance, which were applauded by the specialized press and met with the satisfaction of customers, lead to forecasts of further improvements in results during the year.

Exhibit 12. Net Revenues by Region

(In thousands of Euros)	**09/30/2003 (nine months)**	**% of net revenues**	**09/30/2002 (nine months)**	**% of net revenues**	**% Increase (Decrease)**
Italy	8,577	56.5	6,036	80.7	42.1
Europe *	2,429	16.0	-	n/m	n/m
Americas	2,798	18.4	-	n/m	n/m
Far East and Japan	175	1.1	-	n/m	n/m
Rest of the world	1,213	8.0	1,444	19.3	(16.0)
Net revenues	**15,192**	**100.0**	**7,480**	**100.0**	**103.1**

* without Italy

n/m: not meaningful

Net revenues broken down by geographical area (Exhibit 12) show the excellent performance of perfumes in Italy and the beginning of operations on foreign markets, with encouraging results in the U.S., where the Group has a direct distribution company.

Third quarter

Exhibit 13. Condensed Consolidated Statement of Income

(In thousands of Euros)	09/30/2003 (three months)	% of net revenues	09/30/2002 (three months)	% of net revenues	% Increase (Decrease)
Net revenues	**201,918**	**100.0**	**193,760**	**100.0**	**4.2**
of which royalty income	2,432	1.2	5,997	3.1	(59.4)
COGS	(90,378)	44.8	(84,044)	43.4	7.5
Gross profit	**111,540**	**55.2**	**109,716**	**56.6**	**1.7**
SG&A	(88,001)	43.6	(82,464)	42.6	6.7
EBITDA	**23,539**	**11.7**	**27,252**	**14.1**	**(13.6)**
Amortization/depreciation	(7,287)	3.6	(6,076)	3.1	19.9
EBITA	**16,252**	**8.0**	**21,176**	**10.9**	**(23.3)**
Goodwill and trademark amortization	(4,495)	2.2	(4,389)	2.3	2.4
EBIT	**11,757**	**5.8**	**16,787**	**8.7**	**(30.0)**
Financial income (charges)	(10,761)	5.3	(4,893)	2.5	119.9
Adjustments to financial asset values	44	n/m	-	n/m	n/m
Extraordinary income (charges)	(969)	n/m	(3,541)	1.8	(72.6)
Income before minority interests	**71**	**n/m**	**8,353**	**1.2**	**n/m**
Minority interests in net (income) loss	845	n/m	2,066	n/m	(59.1)
Pre-tax income	**916**	**n/m**	**10,419**	**5.4**	**(91.2)**

n/m: not meaningful

The Group's results for the third quarter of 2003, compared with the same period of 2002 (Exhibit 13), are detailed below. Net revenues rose by 4.2% to Euro 201,918 thousand, from Euro 193,760 thousand in the third quarter of the previous year. Although they were partially offset by an improvement in production efficiency, efforts made for advertising campaigns to sustain owned brands and increased royalties following the renewal of licensing contracts led to a decrease in EBITDA from the same period of 2002.

The increase in net financial charges reflects the situation described in the note to the results of operations in the first nine months of the year.

Financial Position

Exhibit 14. Condensed Consolidated Financial Positions

(In thousands of Euros)

	09/30/2003	12/31/2002	06/30/2003
Intangible assets	329,719	329,724	334,927
Tangible assets	52,747	55,067	53,124
Long-term financial assets	29,867	22,179	34,730
Fixed assets	**412,333**	**406,970**	**422,781**
Inventories	149,594	145,116	171,884
Accounts receivable	152,833	124,994	86,550
Accounts payable	(165,172)	(162,548)	(165,102)
Other net assets (liabilities)	68,247	45,599	66,841
Net working capital	**205,502**	**153,161**	**160,173**
Severance pay fund	**(15,040)**	**(14,214)**	**(14,754)**
Net invested capital	**602,795**	**545,917**	**568,200**
Financed by:			
Short-term financial payables	88,360	53,818	56,535
Medium-term financial payables	286,956	291,412	290,252
Cash and cash equivalents	(20,260)	(46,979)	(26,512)
Net financial debt	**355,056**	**298,251**	**320,275**
Shareholders' equity (including minority interests)	**247,739**	**247,666**	**247,925**
Sources of financing	**602,795**	**545,917**	**568,200**

The financial position of the IT Holding Group at September 30, 2003 (Exhibit 14) may be analyzed as follows.

- **Fixed assets**

During the period, capital expenditure amounted to Euro 32,004 thousand, split between Euro 27,371 thousand for intangible assets and Euro 4,633 thousand for tangible assets. These investments were mainly due to the renovations of the Gianfranco Ferré boutiques in Paris, Cannes, Porto Cervo, and Milano, the opening of a spa adjacent to the Milanese boutique, and the launch of the new GF Ferré youth collection. To a lesser extent, the launch of the "Roberto Cavalli" and "Romeo Gigli" women's fragrances also contributed, as did costs related to the launches of "Gianfranco Ferré" for her and "Roberto Cavalli" for him, slated for the second half of the year.

The increase in long-term financial assets is related to the investment in securities, as part of the securitization transaction described above.

- **Working capital**

The most significant increase was in trade receivables, mainly due to the worsening economic situation throughout the luxury goods industry in 2003. The Euro 9,773 thousand increase in other net assets was primarily due to the production of samples following the Group's decision to internally manage the Gianfranco Ferré brand, which was previously managed by the Marzotto Group, and the launch of the new GF Ferré youth collection.

- **Net invested capital**

  Following the above changes in fixed assets and working capital, net invested capital increased by Euro 56,878 thousand on December 31, 2002.

- **Net Financial Debt**

  Net financial debt rose Euro 56,805 thousand to Euro 355,056 thousand, compared to December 31, 2002. This was both due to the seasonal nature of the industry in which the Group operates and the change in working capital, as discussed above.

Exhibit 15. Condensed Statements of Cash Flows

(In thousands of Euros)

	09/30/2003	12/31/2002	06/30/2003
Net income including minority interests	1,005	4,522	934
Amortization/depreciation	34,329	42,484	22,546
Accruals (severance pay fund and other provisions)	7,017	6,949	3,085
Funds from operations	**42,351**	**53,955**	**26,565**
Change in accounts receivable	(27,839)	(51,795)	38,258
Change in accounts payable	2,624	16,354	2,805
Change in inventories	(4,478)	(16,865)	(26,768)
Change in other payables and receivables	(28,839)	(7,163)	(23,852)
Change in net working capital	(58,532)	(59,469)	(9,557)
Operating cash flow	**(16,181)**	**(5,514)**	**17,008**
Change in long-term financial assets	(7,688)	(3,470)	(12,551)
Capital expenditures	(32,004)	(39,779)	(25,806)
Free operating cash flow	**(55,873)**	**(48,763)**	**(21,349)**
Dividends	-	-	-
Discretionary cash flow	**(55,873)**	**(48,763)**	**(21,349)**
Acquisitions	-	(188,176)	-
Change in shareholders' equity	(932)	106,886	(675)
Pre-financing cash flow	**(56,805)**	**(130,053)**	**(22,024)**
Change in short-term debt	34,542	(119,269)	2,717
Change in medium/long-term debt	(4,456)	249,712	(1,160)
Change in cash and cash equivalents	26,719	(390)	20,467
Change in net debt	**56,805**	**130,053**	**22,024**

The Group's self-financing during the first three quarters (Exhibit 15) amounted to Euro 42,351 thousand. Such resources only partially financed the increase in working capital of Euro 58,532 thousand. Accordingly, operating cash flow was a negative Euro 16,181 thousand, showing a clear improvement on the negative Euro 51,119 thousand of the first nine months of 2002. The increase in long-term financial assets and capital expenditure, discussed in the note to the consolidated financial position, absorbed Euro 7,688 thousand and Euro 32,004 thousand, respectively. As a result, free operating cash flow was a negative Euro 55,873 thousand.

3. SIGNIFICANT EVENTS

Significant events which occurred from July 1 to September 11, 2003 are described in the 2003 half year report.

This section details events which occurred from September 12 to November 12, 2003.

- On September 25, 2003, the shareholders of ITTIERRE S.p.A. resolved to distribute an extraordinary dividend of Euro 27,500,000 to the shareholder IT HOLDING S.p.A., given the available reserves of Euro 64,441,795 and a pre-tax profit for the six months ended June 30, 2003 of Euro 42,919,818.
- On September 26, 2003, an agreement was signed for the merger of MALO S.p.A. into ITTIERRE S.p.A. with retro-active effect from January 1, 2003 for accounting and tax purposes.

4. OUTLOOK

Third quarter sales trends of the ready-to-wear and accessories divisions, as well as the performance of eyewear and perfumes, have led management to confirm annual growth in consolidated revenues in line with the first nine months of 2003.

Moreover, the Group's net financial debt should not be far from the figure at December 31, 2002.

Pettoranello di Molise (IS), November 12, 2003

On behalf of the Board of Directors

Tonino Perna

Chairman and Chief Executive Officer

IT HOLDING

INTERIM REPORT 2004

2004 first quarter report

TABLE OF CONTENTS

1. VALUATION CRITERIA AND ACCOUNTING POLICIES

The 2004 first quarter report has been prepared in accordance with the guidelines issued by CONSOB, adopted in resolution no. 11971 of May 14, 1999 and subsequent modifications, implementing Legislative decree no. 58 of February, 24 1998.

For comparative purposes, statement of income figures are provided for the same period of 2003. The consolidation area has changed mainly following the sale of the investment in IBEX 2001 S.p.A., which controls the perfumes division. The sale was finalized on March 25, 2004. In addition, the investment in GIGLI S.p.A. was excluded from consolidation and classified as marketable securities at its realizable value following its sale on April 27, 2004. Lastly, the investment in ALLISON EYEWEAR Inc. was also excluded from consolidation as it is slated for sale as part of the general plan to redefine the IT HOLDING Group's presence on the American eyewear market.

Taxation pertaining to the first quarter and the same period of 2003 is not considered.
Details of the Group's net financial position at March 31, 2004 are compared with the corresponding figures at December 31, 2003.

The valuation criteria and accounting policies adopted in preparing the consolidated schedules at March 31, 2004 are in line with those used for the consolidated financial statements at December 31, 2003.

In the preparation of the consolidated schedules at March 31, 2004, certain items have been reclassified compared to March 31, 2003. This was considered necessary to better represent the Group situation. For a valid comparison, the reclassifications have also been made to the related 2003 captions.

The first quarter schedules have not been audited.

2. GROUP PERFORMANCE

The Group

The results of operations and the financial position of the IT Holding Group are summarized below.

Results of Operations

The consolidated statement of income for the first quarter of 2004 is summarized as follows:

(in thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Net revenues	**210,344**	**100.0**	**193,012**	**100.0**	**9.0**
of which royalty income	1,235	n/m	3,776	2.0	(67.3)
COGS	(77,267)	36.7	(73,659)	38.2	4.9
Gross profit	**133,077**	**63.3**	**119,353**	**61.8**	**11.5**
SG&A	(104,347)	49.6	(92,675)	48.0	12.6
EBITDA	**28,730**	**13.7**	**26,678**	**13.8**	**7.7**
Amortization/depreciation	(7,140)	3.4	(6,429)	3.3	11.1
EBITA	**21,590**	**10.3**	**20,249**	**10.5**	**6.6**
Goodwill and trademark amortization	(3,357)	1.6	(4,253)	2.2	(21.1)
EBIT	**18,233**	**8.7**	**15,996**	**8.3**	**14.0**
Financial income (charges)	(5,694)	2.7	(7,520)	3.9	(24.3)
Extraordinary income (charges)	13,950	6.6	(1,862)	1.0	n/m
Income (loss) before minority interests	**26,489**	**12.6**	**6,614**	**3.4**	**n/m**
Minority interests in net (income) loss	(354)	n/m	79	n/m	n/m
Pre-tax income (loss)	**26,135**	**12.4**	**6,693**	**n/m**	**n/m**
Pre-tax adjusted net income	**29,492**	**14.0**	**10,946**	**5.7**	**n/m**
EPS adjusted	**0.12**		**0.04**		

n/m: not meaningful

During the first quarter of 2004, the Group recorded net revenues of Euro 210,344 thousand, up Euro 17,332 thousand (+9.0%) on the same period of 2003. On a line-by-line basis and at constant exchange rates, the increase would have been 14.0%. This is because the first quarter of 2003 included revenues from the perfumes division, which was sold in 2004, and because the US dollar depreciated 16.8% on average against the Euro compared to that period.

The trend in revenues reflects growth of 8.3% in the ready-to-wear and accessories division. This is mainly due to the internalization of the Gianfranco Ferré collections and a sharp percentage increase in the eyewear division of 42.6% following the strong performance of the Ferré collections and the launch of new collections. It is also due to a significant drop in royalty income of 67.3%, as a result of the internalization mentioned above.

Net revenues analyzed by distribution channel are as follows:

(in thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Wholesale	197,021	93.7	180,052	93.3	9.4
Retail	12,088	5.7	9,184	4.7	31.6
Royalty income	1,235	n/m	3,776	2.0	(67.3)
Net revenues	**210,344**	**100.0**	**193,012**	**100.0**	**9.0**

n/m: not meaningful

Direct retail revenues of Euro 12,088 thousand rose 1% as a percentage of total revenues. This was primarily the result of excellent sales trends at the Gianfranco Ferré boutiques in Milano, Cannes, and Paris. The latter boutique was opened in March 2003.

Net revenues analyzed by owned and licensed brands are as follows:

(In thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Ferré *	42,995	20.4	32,982	17.1	30.4
Other owned brands	29,496	14.0	30,592	15.8	(3.6)
Licensed brands	136,618	65.0	125,663	65.1	8.7
Royalty income	1,235	0.6	3,776	2.0	(67.3)
Net revenues	**210,344**	**100.0**	**193,013**	**100.0**	**9.0**

* Gianfranco Ferré and GF Ferré

Revenues from owned brands (including royalty income) as a percentage of total revenues increased slightly, rising from 34.9% in the first quarter of 2003 to 35.0% in the first three months of 2004. Moreover, revenues from the Ferré brands, totaling Euro 42,995 thousand, increased by Euro 10,013 thousand (+30.4%) on the first quarter of the previous year, and recorded a strong increase as a percentage of total consolidated revenues as well. Revenues from other owned brands, totaling Euro 29,496 thousand, were for the most part steady, down only 3.6%. As a percentage of total revenues, they slipped to 14.0% from 15.8%.

The consolidated gross profit rose 11.5% to Euro 133,077 thousand, coming in at 63.3% as a percentage of total revenues, up on the 61.8% of the first quarter of the previous year. This positive trend is mainly due to ITTIERRE S.p.A.'s improved production efficiency.

EBITDA increased 7.7% to Euro 28,730 thousand, accounting for 13.7% of total revenues, substantially in line with the same period of 2003. This increase is also consistent with the increase in net revenues.

EBIT rose 14.0% to Euro 18,233 thousand, while remaining steady as a percentage of total revenues. The increase in EBIT exceeded that in EBITDA because amortization charges were lower, mainly following the write-downs at December 31, 2003.

Net financial charges of Euro 5,694 thousand decreased Euro 1,826 thousand on the first quarter of 2003. This was mainly due to the capital gain realized on the repurchase of "Ferré Finance 7% 05/05" bonds at lower than par value for a total of Euro 25,000 thousand.

Net extraordinary income prevalently relates to the income from the sale of the perfume division, net of related charges, and to the exclusion of GIGLI S.p.A. from the consolidation area.

Financial position

The financial position of the IT HOLDING Group at March 31, 2004 is shown below:

(In thousands of Euros)	3/31/2004	12/31/2003
Intangible assets	253,276	262,473
Tangible assets	50,160	51,208
Long-term financial assets	7,185	6,634
Fixed assets	**310,621**	**320,315**
Inventories	148,048	167,313
Accounts receivable	167,423	75,303
Accounts payable	(198,325)	(200,014)
Other net assets (liabilities)	73,339	98,989
Net working capital	**190,485**	**141,591**
Severance pay fund	**(15,741)**	**(15,398)**
Net invested capital	**485,365**	**446,508**
Financed by:		
Short-term financial payables	70,211	41,803
Medium-term financial payables	261,842	288,381
Accrued liabilities on loans and bond	13,878	10,813
Cash and cash equivalents and other securities - short term	(59,180)	(67,109)
Accrued interest income on securities	(171)	(150)
Net financial debt	**286,580**	**273,738**
Shareholders' equity (including minority interests)	**198,785**	**172,770**
Sources of financing	**485,365**	**446,508**

The financial position of the IT HOLDING Group at March 31, 2004 is analyzed in detail below.

- **Fixed assets**
  The balance of Euro 310,621 thousand shows a net decrease of Euro 9,694 thousand on year end 2003, mainly due to amortization and depreciation of the period, the effects of the sale of the perfumes division (IBEX 2001 S.p.A. and its subsidiaries) and the exclusion of GIGLI S.p.A. from consolidation.
  During the first quarter of 2004, capital expenditure of the IT Holding Group totaled Euro 6,900 thousand, split between Euro 5,518 thousand for intangible assets and Euro 1,382 thousand for tangible assets, mainly due to the restructuring of the New York-based Gianfranco Ferré boutiques in line with the new store concept and the opening of a new Gianfranco Ferré boutique in Munich, as well as to the launch of new ALLISON S.p.A. eyewear collections.

- **Current assets**
  This caption amounted to Euro 190,485 thousand, up Euro 48,894 thousand on year end 2003. The increase reflects the seasonal nature of the ready-to-wear and accessories sector and the Group's reduced factoring of receivables without recourse within the securitization plan.

- **Net invested capital**
  Accordingly, net invested capital rose Euro 38,857 thousand on December 31, 2003 to Euro 485,365 thousand. Of this amount, Euro 198,785 thousand is covered by own funds (including minority interests) and Euro 286,580 thousand by those of third parties.

- **Net financial debt**
  Net financial debt amounted to Euro 286,580 thousand, up on year end 2003 by 12,842 thousand despite the cancellation of "Ferré 7% 05/05" bonds with a face value of Euro 25,000 thousand. The increase is due to the Group's reduced factoring of receivables without recourse and the seasonal nature of the sector mentioned elsewhere in this report.

Condensed Statements of Cash Flows

(In thousands of Euros)	3/31/2004 3 months	12/31/2003 12 months
Net income including minority interests	26,489	(72,892)
Amortization/depreciation	10,493	104,284
Accruals (severance pay fund and other provisions)	6,073	6,818
Self-financing	**43,055**	**38,210**
Change in accounts receivable	(92,120)	49,691
Change in accounts payable	(1,689)	37,466
Change in inventories	19,265	(22,197)
Change in other payables and receivables	19,920	(46,605)
Change in net working capital	**(54,624)**	**18,355**
Operating cash flow	**(11,569)**	**56,565**
Change in long-term financial assets	(551)	6,399
Capital expenditures	(6,900)	(33,173)
Free Operating Cash Flow	**(19,020)**	**29,791**
Dividends	-	-
Discretionary cash flow	**(19,020)**	**29,791**
Purchases	6,652	-
Change in shareholders' equity	(474)	(2,004)
Pre-financing cash flow	**(12,842)**	**27,787**
Change in short-term debt	31,452	(13,259)
Change in medium/long-term debt	(26,539)	(3,703)
Change in cash and cash equivalents	7,929	(10,825)
Change in net debt	**12,842**	**(27,787)**

In the first quarter of 2004, IT HOLDING Group self-financing amounted to Euro 43,055 thousand. These resources financed the increase in current assets of Euro 54,624 thousand, comprised mainly as follows:

- trade receivables increased Euro 92,120 thousand, due to the combined effect of the seasonal nature of the sector and the Group's reduced factoring of trade receivables without recourse;
- inventories generated cash of Euro 19,265 thousand, mainly due to the seasonal nature of the sector and strong sales at direct factory outlets;
- other net assets and liabilities decreased by Euro 19,920 thousand, mainly due to the seasonal nature of the sector and the utilization of the receivables from the tax authorities for VAT and the provision of charges related to the sale of the perfumes division.

Accordingly, operating cash flow was a negative Euro 11,569 thousand.

In line with the first quarter of 2003, capital expenditure amounted to Euro 6,900 thousand and mainly related to:

- renovating the Gianfranco Ferré boutique in New York City;
- opening the Gianfranco Ferré boutique in Munich;
- launching the new GF Ferré, John Richmond, Les Copains, and Vivienne Westwood eyewear collections.

As a result, free operating cash flow was a negative Euro 19,020 thousand.

Together, the sale of the perfumes division (IBEX 2001 S.p.A. and its subsidiaries) and the exclusion of GIGLI S.p.A. from consolidation generated Euro 6,652 thousand and led to a decrease in shareholders' equity due to the exchange rate differences following the depreciation of the US dollar and British pound against the Euro. As a result, the first quarter of 2004 closed with a negative pre-financing cash flow of Euro 12,842 thousand. Accordingly, this cash flow increased consolidated debt.

Divisions and Geographic Areas

(In thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Ready-to-w ear and accessories	187,601	89.2	170,201	88.2	10.2
Eyew ear	21,572	10.3	15,132	7.8	42.6
Perfume	-	n/m	3,926	2.0	(100.0)
Royalty income	1,235	n/m	3,776	2.0	(67.3)
Interdivisional	(64)	n/m	(23)	n/m	n/m
Net revenues	**210,344**	**100.0**	**193,012**	**100.0**	**9.0**

n/m: not meaningful

(In thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Italy	88,653	42.1	77,844	40.3	13.9
Europe *	77,007	36.7	67,970	35.2	13.3
Americas	20,290	9.6	19,555	10.1	3.8
Far East and Japan	14,187	6.7	17,147	9.0	(17.3)
Rest of the w orld	8,972	4.3	6,720	3.4	33.5
Royalty income	1,235	n/m	3,776	2.0	(67.3)
Net revenues	**210,344**	**100.0**	**193,012**	**100.0**	**9.0**

* w ithout Italy
n/m: not meaningful

Ready-to-Wear and Accessories Division

(In thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Net revenues	**189,763**	**100.0**	**175,225**	**100.0**	**8.3**
of w hich royalty income	2,162	1.1	5,025	2.9	(57.0)
COGS	(66,488)	35.0	(65,478)	37.4	1.5
Gross profit	**123,275**	**65.0**	**109,747**	**62.6**	**12.3**
SG&A	(96,479)	50.8	(83,652)	47.7	15.3
EBITDA	**26,796**	**14.1**	**26,095**	**14.9**	**2.7**
Amortization/depreciation	(6,213)	3.3	(5,341)	3.0	16.3
EBITA	**20,583**	**10.8**	**20,754**	**11.8**	**n/m**
Goodw ill and trademark amortization	(3,357)	1.8	(4,065)	2.3	(17.4)
EBIT	**17,226**	**9.1**	**16,689**	**9.5**	**3.2**
Financial income (charges)	(5,169)	2.7	(6,828)	3.9	(24.3)
Extraordinary income (charges)	13,961	7.4	(1,811)	1.0	n/m
Income (loss) before minority interests	**26,018**	**13.7**	**8,050**	**4.6**	**n/m**
Minority interests in net (income) loss	(348)	n/m	76	n/m	n/m
Pre-tax income (loss)	**25,670**	**13.5**	**8,126**	**4.6**	**n/m**

n/m: not meaningful

The change in the ready-to-wear and accessories division largely reflects the trends discussed above at consolidated level.
Net revenues rose by 8.3% to Euro 189,763 thousand, confirming this division as the Group's main source of revenues. As a percentage of total revenues, this division showed substantial stability in the two periods considered.

Revenues can be broken down by the most significant geographical areas as follows:

(In thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Italy	77,254	40.6	68,897	39.2	12.1
Europe *	71,282	37.6	62,980	35.9	13.2
Americas	18,085	9.5	16,490	9.4	9.7
Far East and Japan	13,237	7.0	16,130	9.2	(17.9)
Rest of the world	7,743	4.2	5,703	3.4	35.8
Royalty income	2,162	1.1	5,025	2.9	(57.0)
Net revenues	**189,763**	**100.0**	**175,225**	**100.0**	**8.3**

* without Italy

Eyewear Division

(In thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Net revenues	**21,572**	**100.0**	**15,132**	**100.0**	**42.6**
COGS	(10,808)	50.1	(7,282)	48.1	48.4
Gross profit	**10,764**	**49.9**	**7,850**	**51.9**	**37.1**
SG&A	(8,830)	40.9	(7,599)	50.2	16.2
EBITDA	**1,934**	**9.0**	**251**	**1.7**	**670.5**
Amortization/depreciation	(927)	4.3	(865)	5.7	7.2
EBITA	**1,007**	**4.7**	**(614)**	**4.1**	**n/m**
Goodwill and trademark amortization	-	n/m	(97)	n/m	n/m
EBIT	**1,007**	**4.7**	**(711)**	**4.7**	**n/m**
Financial income (charges)	(526)	2.4	(657)	4.3	n/m
Extraordinary income (charges)	(11)	n/m	(56)	n/m	n/m
Income (loss) before minority interests	**470**	**2.2**	**(1,424)**	**9.4**	**n/m**
Minority interests in net (income) loss	5	n/m	14	n/m	(64.3)
Pre-tax income (loss)	**465**	**2.2**	**(1,410)**	**9.3**	**n/m**

n/m: not meaningful

The result for the period of the eyewear division reflects the turnaround in the economic slowdown that affected this sector in 2003. During the first quarter of 2004, the sharp turnaround that began in the fourth quarter of 2003 continued, boosting net revenues 42.6% to Euro 21,572 thousand, up on the Euro 15,132 thousand of the same period in the previous year.

Eyewear sales can be broken down by geographical area as follows:

(In thousands of Euros)	03/31/2004	% of net revenues	03/31/2003	% of net revenues	% Increase (Decrease)
Italy	11,461	53.2	6,158	40.7	86.1
Europe *	5,726	26.5	4,542	30.1	26.1
Americas	2,205	10.2	2,669	17.6	(17.4)
Far East and Japan	949	4.4	1,016	6.7	(6.6)
Rest of the world	1,231	5.7	747	4.9	64.8
Net revenues	**21,572**	**100.0**	**15,132**	**100.0**	**42.6**

* without Italy

The geographical breakdown of revenues in the first three months of 2004 shows the outstanding performance of Italy, with growth of 86.1% and net revenues reaching Euro 11,461 thousand versus the Euro 6,158 thousand of the first quarter of 2003, thanks to the success of the Ferré collections and new licenses. The gross profit margin rose 37.1%, but remained substantially steady as a percentage of net revenues, mainly following the higher incidence of volumes of eyewear produced on behalf of third parties (Nike). The decreased personnel costs and costs of production on behalf of third parties, which does not provide for the payment of royalties, generated EBITDA of Euro 1,934 thousand (9.0% of net revenues).
The pre-tax profit for the first quarter of 2004, net of substantially stable financial charges, amounted to Euro 470 thousand, versus a pre-tax loss of Euro 1,424 thousand in the first quarter of 2003.

3. SIGNIFICANT EVENTS

Significant events which occurred from January 1 to March 29, 2004 are described in the consolidated financial statements at December 31, 2003. Significant events which arose from March 30 to May 6, 2004 are described below.

- On April 27, 2004, IT HOLDING S.p.A. transferred control of the Romeo Gigli brand to third parties through the sale of GIGLI S.p.A.. However, it kept its ten-year licenses for the brand's perfumes, eyewear and time pieces. The licenses are renewable for another ten years and do not provide for the payment of royalties.
- On April 30, 2004, M.A.C. - Manifatture Associate Cashmere S.p.A., sold the Gentryportofino brand to third parties. At the same date, GENTRYPORTOFINO S.p.A. sold the business unit that handles the production and distribution of Gentryportofino brand knitwear and ready-to-wear collections to the same buyer.

4. ESTIMATED FUTURE DEVELOPMENTS

The sales trend in the first quarter of the year and the sales campaign for the upcoming Fall/Winter season give management good reason to forecast higher growth rates for revenues than in 2003, as well as an improvement in profitability.

Similarly, management confirms its target of reducing net financial debt by year end 2004 through improved management of working capital and the income generated by the sale of the perfumes division.

Negotiations are underway with banks to refinance a portion of the Ferré bond maturing in May 2005, so as to sustain business management and development, while preventing the timing of the above events from creating financial tension.

Pettoranello di Molise (IS), May 6, 2004

On behalf of the Board of Directors
Tonino Perna
Chairman and CEO